2024 ANNUAL REPORT



Since we opened our doors in 1868, Busey has built a **foundation of broad financial capabilities**, deep knowledge and close relationships that span generations—all with your **peace of mind as our priority.**

We understand you have a **vision for your future**— and we are committed to **helping you achieve your dreams.**

Guided by experience that has withstood the test of time, our experts **will help you build your best future** with powerful insights and proven strategies.

Building **Business.**
Growing **Wealth.**
Connecting **Communities.**
Since **1868.**



DEAR FELLOW SHAREHOLDERS,

Busey's recent operational strategy and organizational direction has been focused on maintaining our fortress balance sheet—a hallmark of our company that features exceptional credit quality, ample liquidity and a robust capital position. Complementing this overarching directive were sustained organic growth within diversified revenue streams—led by our wealth management and payments businesses—disciplined credit practices and expense management.

This strategic approach was partially a response to an operating environment that presented us with prolonged higher interest rates, increased regulatory oversight and other competitive industry pressures. However, there was more to our approach than simply reacting to the operational climate. We had a vision—a plan to ensure Busey was well-positioned to capitalize on a financially and strategically compelling transaction opportunity that could transform the future of our organization.

In 2024 we seized that opportunity, announcing a merger with CrossFirst Bankshares, Inc. (CrossFirst) in August. This transformational partnership—the largest in the 157-year history of Busey—advances our financial institution and will ultimately benefit each of our organizational Pillars—associates, customers, shareholders and communities. Busey will be a premier, full-service commercial bank serving clients from 77 locations across 10 states in the Midwest and Southwestern U.S., with combined total assets of approximately $20 billion, $17 billion in total deposits, $14 billion in total loans and $14 billion in wealth assets under care.

In the following pages, we will further discuss our partnership with CrossFirst and how we are working to successfully integrate our two organizations. We will also review Busey's full-year 2024 earnings and recap our successful integration of Merchants and Manufacturers Bank (M&M Bank) and their Life Equity Loan® (LEL) program—while exploring how our long-term conservative operating approach, regional operating model with diversified revenue streams, and our associates' focus on strategic priorities and commitment to our vision of service excellence has Busey poised for success and growth now and in the future.

As we look back on 2024 and ahead to the remainder of 2025 and beyond, I am proud to share our perspectives, accomplishments and future outlooks with you, our valued shareholders, as you continue placing your trust and confidence in our organization. It is with sincere appreciation that I thank you for your continued support.

MERGERS & ACQUISITIONS

Continuing a trend of successful, strategic M&A partnerships, Busey completed the integration of M&M Bank in June 2024, bringing M&M's LEL line of business into Busey's existing suite of services and further expanding our presence in the Chicago Metropolitan Statistical Area. The merger agreement was initially announced on November 27, 2023, with required approvals received in February and March of 2024 and the holding company close completed on April 1, 2024. We were able to achieve this quick announce-to-close timeline of 127 days because of the well-aligned strategic fit, our strong regulatory relationships and a Busey team that has extensive M&A experience. Subsequent to the April 1, 2024 financial close, we merged M&M Bank into Busey Bank within the same quarter, in late June 2024.

While M&M's assets only represented approximately 4% of Busey's total assets at the time of the announced acquisition, the LEL vertical—with its attractive risk-adjusted returns—and the supplemental presence in the commercially important Oak Brook market of Chicago made it a great strategic fit for us. The LEL vertical is comprised of loans secured by cash value of life insurance and related credit products—a portfolio in which M&M had no historical loss experience. With the product, clients can access the cash value of their policies as a liquidity source, utilizing the convenience of a life equity loan similar to the features of a HELOC.

Led by a team of specialists focused exclusively on its growth, and backed by investments in technology and Busey's strong balance sheet position, we are already realizing LEL program success that is exceeding our expectations. Focused on ensuring team unity and operational continuity, the LEL division successfully navigated the transition into Busey, integrating policies, procedures and systems into Busey's commercial operations while maintaining strong client relationships. As a result, since financial close the LEL portfolio has experienced substantial on-balance-sheet growth while retaining top advisors and referral sources. With a solid operational foundation, cohesive team and expanding market presence, the LEL team's successful transition has it poised for continued growth.

With M&M Bank fully integrated into Busey by late June 2024, less than two months later we announced our partnership with CrossFirst. Shareholder approvals of both companies were obtained in December 2024, and all required regulatory approvals were secured by January 2025. CrossFirst then merged with and into First Busey Corporation (First Busey) on March 1, 2025, to complete the financial transaction. Again, the announce-to-close timeline was a short 186 days relative to other deals of similar size, speaking to the expertise and trust Busey has built with its strong history of M&A activity.

Effective as of financial close, the company and its banking subsidiaries are led by a combined management team from both organizations well versed in successful mergers, and governed by a board of directors comprised of eight legacy directors from First Busey or Busey Bank and five legacy directors from CrossFirst. Since financial close, Busey has operated CrossFirst Bank as a separate subsidiary while teams across both organizations have continued to work diligently to fully and effectively integrate CrossFirst Bank into Busey Bank. It is anticipated that all CrossFirst locations will open as Busey banking centers on June 23—with access to our entire branch and ATM network, along with our innovative digital banking technologies and our extensive consumer, commercial, wealth management and payments processing capabilities.

BUSEY MERGERS & ACQUISITIONS OVER THE LAST DECADE



2015
Herget Bank of Pekin joins the Busey family of financial services on January 8, 2015

2016
Busey welcomes Pulaski Bank of greater St Louis on April 30, 2016

2017
First Community Financial Bank of Chicagoland joins the Busey family of financial services on July 2, 2017

Busey welcomes South Side Trust & Savings Bank of Peoria on October 1, 2017

2019
TheBANK of Edwardsville joins Busey on January 31, 2019

Investors' Security Trust joins Busey Wealth Management on August 31, 2019

2021
Busey partners with Glenview State Bank on May 31, 2021 expanding the company's footprint in Chicagoland

2024
Merchants & Manufacturers Bank joins Busey on April 1, 2024, adding M&M's Life Equity Loan® products to Busey's suite of services

2025
CrossFirst Bank joins Busey on March 1, 2025, completing a transformational expansion into high-growth markets including Kansas City, Dallas, Phoenix, and Denver.

Busey's Oakbrook Terrace, IL, location – formerly M&M Bank.



CrossFirst Bank Corporate Headquarters located on Tomahawk Creek Parkway in Leawood, Kansas - right outside Kansas City, Kansas

The overarching rationale of this partnership is simple: there is strength in unity of two dynamic organizations that prioritize people and service. Both Busey and CrossFirst have similar strategic commitments—competing through enhanced deposit and lending models built upon capital strength, solid credit practices, long-tenured and relationship-driven associates, and extraordinary service to our valued clients. Busey and CrossFirst have exceptional, like-minded cultures that prioritize investing in our teams and positioning the combined company for strength and success.

With a collective, focused expertise in well-capitalized banking, our combined franchise pairs Busey's regional operating model, robust wealth management business and payments technology solutions subsidiary, FirsTech, Inc. (FirsTech) with CrossFirst's

regionally oriented model and strong commercial banking track record. Importantly, the partnership expands Busey's operating model in large, growing metro markets like Kansas City, Dallas/Forth Worth, Denver and Phoenix, while propelling the combined franchises well past the $10 billion regulatory asset threshold, helping spread the impact of added operational costs and interchange fee reductions through increased market reach for all business segments.

CrossFirst reported record earnings in 2024, even with the competing priorities that come with putting a transaction of this size together. Busey has successfully completed challenging prior integrations that included more retail customers, locations and wealth operations—as compared to CrossFirst's branch-lite footprint and commercially-focused customer base—and the team continues to leverage


Dallas Preston Center CrossFirst Bank location in Dallas, Texas


CrossFirst Bank's location in Denver, Colorado


CrossFirst Bank's Camelback Road location in Phoenix, Arizona


CrossFirst Bank's location on the historic Country Club Plaza in Kansas City, MO

that experience during the CrossFirst integration process. As we continue to work towards combining the banks, all critical technology and operating decisions have been made, with an eye towards what best positions Busey for future growth. Our attention is focused on customer retention, combining best-in-class products and services, and developing a pipeline of referrals from CrossFirst to Busey Wealth Management and FirsTech.

With the holding company transaction complete, Busey's shareholders own approximately 63.5% of the combined company and CrossFirst's shareholders own approximately 36.5%, on a fully diluted basis. With a diversified client, loan and deposit base, the combined bank is expected to significantly enhance key performance metrics with meaningful improvements in net interest margin and efficiency, driving increased

profitability and returns to you, our shareholders.

Put simply, the partnership between our high-quality franchises is a great fit from a strategic, financial and cultural perspective. By leveraging CrossFirst's established presence in attractive markets with compelling growth potential, we expect the partnership to serve as a catalyst for additional quality loan growth while opening new opportunities to grow our existing wealth management and payments businesses.

We are excited for our associates, customers, shareholders and communities to experience Busey's transformational next chapter.



Van A. Dukeman, *Chairman and CEO (left)* and
Robert Ballsrud, *EVP, Executive Managing Director,*
Wealth Management

CORPORATE UPDATE & STRATEGY

Since 2014, Busey has grown from $3.7 billion to approximately $20 billion in assets in 2025 by executing on a clearly articulated set of customer- and associate-centric goals designed to deliver steady and disciplined growth while maintaining strong risk management outcomes. Although 2024 continued to be influenced by an uncertain economic environment, prolonged higher interest rates and increasing regulatory and competitive pressures on the financial industry, Busey was positioned well and once again realized solid growth.

While the integration of CrossFirst Bank will continue to be a top priority throughout the coming months, organic growth through our One Busey approach remains a critically important focus now and in the future. This strategic method brings together associates from different organizational backgrounds and with differing expertise—lending, wealth management, payment technologies, personal banking and more—to bring the full weight of Busey to every relationship for the betterment of our customers. We apply this holistic view of customer relationships to go-to-market within our decentralized regional operating model—a region-based sales structure that brings a tailored experience to each community we serve. This strategic business model produces diversified revenue streams that provide a distinguishing balance to spread-based revenue from traditional banking activities, and are a hallmark of our institution. This approach continued to produce in 2024, resulting in strong noninterest income from areas including Busey Wealth Management and FirsTech.

Our scalable wealth-led services continue to be a key part of our model and story, with wealth assets under care continuing to grow substantially to end 2024 at $13.8 billion, a 14% increase from year-end 2023. The consistent go-to-market strategy of combining business banking and wealth services facilitates holistic customer relationships, as well-capitalized individuals can maintain relationships and services throughout their companies' life cycle—utilizing lending and treasury management services for the operating years and our comprehensive wealth services to efficiently manage profits, taxes and liquidity events. This unique combination of business segments and the strong performance of Busey Wealth Management's fully internalized investment office and recently enhanced Family Office services helped us keep current client assets in house while adding significant new client assets throughout 2024.

Additionally, FirsTech produced year-over-year revenue growth for the fourth consecutive year. Through its three payments segments—integrated receivables, electronic payments and merchant services—FirsTech ended 2024 with $23.1 million in revenue, processing 44 million transactions throughout the year totaling $12 billion of payments processed. In 2024, FirsTech demonstrated success in growth plans for integrated receivables—signing their two largest deals in company history during the year—and merchant processing through high referral rates and successful partnerships with existing Busey commercial customers.

A challenging operating environment—with sluggish customer pipelines and lower line utilization due to the hesitancy of customers to invest—as well as a tighter view on credit contributed to muted loan growth in 2024. While we expect improvement in loan growth through our partnership with CrossFirst, we anticipate continuing to grant loans within a conservative credit box, seeking quality growth where both the pricing and underwriting are in equilibrium.

Another critical value driver of our institution is the quality of our core deposit franchise, which combines with our strong asset quality, robust capital foundation and diversified revenue streams to construct Busey's fortress balance sheet, and allows us to continually deliver organic growth, pursue strategic acquisitions and provide strong returns. At year-end 2024, core deposits[1] represented 96.5% of our deposits, with a retail deposit base comprised of more than 251,000 accounts with an average balance of $22,000 and an average tenure of nearly 17 years. Our commercial deposit base is comprised of more than 32,000 accounts with an average balance of $98,000 and an average tenure of nearly 13 years. This account granularity and the high level of service we provide to our depositors contributed to our ability to contain deposit costs during the Fed Funds tightening cycle that extended from first quarter 2022 through September 2024. Busey demonstrated a total deposit beta of 34 percent for the tightening cycle, better than most of our peer group, and we anticipate a similar response within the current easing cycle.

Leveraging our fortress balance sheet, regional operating model and unsurpassed dedication to service excellence, Busey has attracted new customers and deepened existing customer relationships, as reflected in near across-the-board increases in Net Promoter Score (NPS®) results in 2024. A customer experience metric, and the global standard used across industries and organizations to gauge customer satisfaction and loyalty, NPS® allows companies to measure whether customers would recommend their organization to others.

In 2024, Busey once again significantly improved its corporate score to 62.4, a 5.9-point improvement from the previous year and another new record-high for our organization, while Busey Wealth Management posted an impressive 82.3 from over 1,500 surveys submitted. Busey's corporate and wealth management scores continue to outperform some of the largest banks and investment firms in the country, based on Forrester's 2024 U.S. Net Promoter Rankings report. Through strategic process improvements and investments in integrated technology platforms, we are serving customers more efficiently and effectively today than ever before and are positioned to continue to do so for years to come.

[1]*A non-GAAP financial measure: For a reconciliation, see Busey's Annual Report on Form 10-K for the year ended December 31, 2024 under the heading "Non-GAAP Financial Information."*

EARNINGS, GROWTH AND CAPITAL STRENGTH

As of December 31, 2024, our organization remained well-capitalized, exceeding regulatory standards with a Common Equity Tier 1 Capital Ratio of 14.10 percent and Total Capital Ratio of 18.53 percent. Additionally, the Tangible Common Equity ratio[1] was 8.76 percent at December 31, 2024, compared to 7.75 percent at December 31, 2023. Our tangible book value per common share[1] was $17.88 at December 31, 2024, compared to $16.62 at December 31, 2023, an increase of 7.6 percent year-over-year.

Busey's net income was $113.7 million for the year-ended December 31, 2024, or $1.98 per diluted common share, compared to $122.6 million for the year-ended December 31, 2023, or $2.18 per diluted common share. Adjusted net income[1], taking into account acquisition-related expenses and restructuring charges, was $119.8 million for the year-ended December 31, 2024, or $2.08 per diluted common share, compared to $126.0 million for the year-ended December 31, 2023, or $2.24 per diluted common share. Full year 2024 net income and adjusted net income[1] include $6.1 million of net securities losses and a $7.7 million gain on the sale of mortgage servicing rights, related to a balance sheet repositioning executed in the first quarter of 2024. Net income and adjusted net income[1] for 2024 were further impacted by a one-time deferred tax valuation adjustment of $1.4 million resulting from a change to our Illinois apportionment rate due to regulations enacted during the second quarter of 2024.

Busey's net interest margin[1] increased to 2.95 percent for the year-ended December 31, 2024, compared to 2.89 percent for the year-ended December 31, 2023. After raising federal funds rates by a total of 525 basis points between March 2022 and July 2023, beginning in September 2024 the Federal Open Market Committee ("FOMC") lowered rates by 100 basis points through year-end 2024. In anticipation of the FOMC pivot to an easing cycle, we limited our exposure to term funding structures and intentionally priced savings specials to encourage maturing certificate of deposit balances to migrate to managed rate non-maturity products. Our balance sheet is well-positioned for rate neutrality, and we

continue to evaluate and execute off-balance sheet hedging and balance sheet restructuring strategies.

As noted earlier, Busey's fee-based businesses continue to add distinctive revenue diversification. Busey's adjusted noninterest income[1] represented 30.0 percent of operating revenue[1] in 2024, once again placing Busey in the upper quartile of our peer groups. Wealth management fees and wealth management referral income included in other noninterest income contributed $65.0 million and payment technology solutions contributed $22.0 million to our consolidated noninterest income for 2024, representing 63.0 percent of adjusted noninterest income[1] on a combined basis.

The efficiency ratio[1] for year-end December 31, 2024 was 61.76 percent compared to 61.65 percent for 2023. Efficiency ratios are impacted by acquisition expenses and other restructuring costs, provisions for unfunded commitments and in 2023, amortization of new market tax credits. This resulted in an adjusted core efficiency ratio[1] of 61.27 percent and 58.56 percent, for the years ended December 31, 2024 and 2023, respectively. The year-over-year change in efficiency can be partially attributed to increased adjusted core expenses primarily related to the acquisition of M&M Bank, along with general inflationary pressures on compensation and benefits. We exited the fourth quarter of 2024 with an 86 percent realization run-rate of $6.6 million of annualized cost saves from the M&M transaction, and anticipate full run-rate realization in the first quarter of 2025.

Our strong capital levels, coupled with our earnings, have allowed us to provide a steady return to shareholders through dividends. With an uninterrupted history of paying dividends to common shareholders since the bank holding company was organized in 1980, Busey announced an increase to the quarterly dividend to $0.25 per common share beginning in 2025 from $0.24 in 2024.

[1]A non-GAAP financial measure: For a reconciliation, see Busey's Annual Report on Form 10-K for the year ended December 31, 2024 under the heading "Non-GAAP Financial Information."

Martin O'Donnell, *Executive Vice President, Regional President, Central* speaks to clients and associates at the 2024 Illinois Smith Center Event.

FUTURE OUTLOOK

Some financial institutions choose to take more risk, and at times get rewarded for it in the short term. Historically, however, high-risk financial institutions rarely stand the test of time. At Busey, we focus on our proven, sustainable conservative banking approach built through more than a century and a half of disciplined growth and prudent expense, credit and risk management. We respond to the current operating environment in a thoughtful, measured manner while positioning ourselves to be profitable through any economic climate.

This deep-rooted, time-tested approach helped us forge a partnership with CrossFirst that altered the footprint of Busey and can significantly improve future earnings results. Remaining true to this approach, the core tenets of our philosophy will not change now or in the future. Deepening Busey's customer base, improving business operations, leveraging innovative and transformative technology, and developing and retaining the best and brightest directors, leaders and associates will continue to guide our vision and strategic initiatives. The following priorities provide the blueprint for our work the remainder of 2025 and beyond, while supporting earnings expansion, profitability and organic and acquisitive growth:

- **Integrate CrossFirst Bank to realize the full transformational, strategic and financial value of the acquisition;**

- **Continue profitability and growth through the integration process; and**

- **Continue relevant capability building through strengthening of the regional operating model, building out cross-sell of profitable products and services and other select initiatives to implement in the go-forward company.**

By remaining true to our beliefs, we can pursue our business objectives, capitalize on new opportunities and support our vision as a premier regional provider of differentiated and comprehensive banking and wealth management solutions, delivering attractive profitability to shareholders while preserving the core tenets of a fortress balance sheet and strong corporate culture.

> At Busey, we focus on our proven, sustainable conservative banking approach built through more than a century and a half of disciplined growth and prudent expense, credit and risk management.

SUMMARY

With 2024 complete, we look ahead to the remainder of 2025 with pride in the path we've charted and optimism for the promise of what lies ahead. While we are cognizant of evolving economic and geopolitical conditions, as well as regulatory scrutiny and competitive pressures, we remain acutely focused on our new partnership, preserving balance sheet strength and sustaining profitability and growth. We are grateful for the opportunity to earn the business of our exceptional customers every day, which can only be achieved through the contributions of our talented associates and the continued support of our loyal shareholders.

It is with sincere appreciation that I thank you, valued shareholders, for your sustained support.

Van A. Dukeman, CFA
Chairman & CEO
First Busey Corporation

2024 PROGRESS FOR OUR PILLARS

THE BUSEY PROMISE TO OUR 4 PILLARS

All relationships begin with the **Busey Promise.** We embrace and consistently fulfill the **Busey Promise to our 4 Pillars—associates, customers, communities and shareholders.** Using this as our guide, we embrace a strategy that stands the test of time and supports Busey's continued success.



ASSOCIATES
Through our determined, thoughtful, resilient and humble **associates**, we create a positive environment in which customer-centricity and collaboration flourish.



CUSTOMERS
Customers are the **core of everything Busey**. While we operate multiple business lines, we serve our customers as One Busey—allowing us to anticipate and exceed their needs.



COMMUNITIES
Being a community financial services organization means being a good corporate neighbor—partnering for purpose and progress. Working together to bridge needs within our **communities**, we provide capital in multiple forms, including monetary contributions, financial guidance and energetic and committed volunteers.



SHAREHOLDERS
With the belief that long-term value is rooted in lower-risk financial practice, Busey promises our shareholders **the highest level of organizational stewardship** with sustained financial results and profitability they expect.

To achieve a vision of **service excellence,** Busey works tirelessly to fulfill promises made to the **Pillars** of your organization.

ASSOCIATES



1,500+
ASSOCIATES
With an average tenure of over 7 years



$9 MILLION
INVESTED
in Associate Training & Development since 2014



300
INTERNAL PROMOTIONS
Recognized in 2024



77,000+
PERSONAL & PROFESSIONAL DEVELOPMENT TRAINING HOURS
Including all program participation, leadership development and required and voluntary e-learning



450 ISSUES OF BETWEEN THE LINES
Busey's internal eNewsletter distributed since 2015



2,100 MISSION MOMENTS SHARED
By associates to express gratitude for their colleagues

*These are Busey-only figures as of December 31, 2024, and do not include CrossFirst Bank numbers since the merger was not completed until March 1, 2025.

THOUGHTFUL, HONEST FEEDBACK EARNED BUSEY TITLES OF:













American Banker 2024 Best Banks to Work For	Pensions&Investments Best Places to Work in Money Management 2024	Best Award Winner	Best Places to Work in IL 2024	Florida Trend Best Companies to Work For in Florida	Best Places to Work in Indiana
SINCE 2016	SINCE 2018	SINCE 2017	SINCE 2016	SINCE 2017	SINCE 2024



EXIT

HEALTHIEST EMPLOYER FINALIST

Since 2018 by *St. Louis Business Journal* and ***Illinois' Healthiest Employer*** finalist since 2017 by *Cigna* and *Crain's Content Studio*

85%
ENGAGEMENT



In the *B Well* Health & Wellness Program in 2024

59%
ASSOCIATES



Are Actively Participating in Programming Designed To Further Develop Their Capabilities

$7 MILLION
IN ASSOCIATE CASH & HSA INCENTIVES



Contributed Since 2015 Through *B Well*

CUSTOMERS


250,000+
INDIVIDUALS SERVED


60+
BANKING CENTERS IN ILLINOIS, MISSOURI, FLORIDA AND INDIANA


80,000+
BUSEY - MOBILE APP USERS


37,000+
SURCHARGE-FREE MONEYPASS® ATM


$12 BILLION
OF PAYMENTS PROCESSED ANNUALLY BY FIRSTECH


NPS

In 2024, Busey earned a corporate Net Promoter Score (NPS) of **62.4**, significantly above the banking industry benchmark of 18.0. This was a record-high annual NPS score for Busey.

82.3 NPS score for Busey Wealth Management, a record for the division and well above the industry average of 23.7.

Busey's Corporate and Wealth Management NPS results outperformed some of the largest banks and investment firms in the country, per Forrester's 2024 Net Promoter Rankings report.

COMMUNITIES


$1.9 MILLION
DONATED ANNUALLY
To charitable organizations


$350,000
GIFTED DURING THE UNITED WAY
Corporate campaign in 2024


21,000+
VOLUNTEER HOURS
Completed by associates for hundreds of community organizations in 2024


170
ASSOCIATES
Actively commit to board service in their communities


$365,000+
IN SCHOLARSHIPS
and scholastic contributions


$560K+
RAISED SINCE 2015
Through the Pay It Forward Fridays initiative since its inception in 2015 & over $110,500 in 2024 alone

Forbes WORLD'S BEST BANKS

Forbes AMERICA'S BEST BANKS

For the first time, Busey was named among the **World's Best Banks** for 2024 by *Forbes* while also named among **America's Best Banks** by *Forbes* the third consecutive year.





BUSEY
DRIVES GENEROSITY

Launched in 2020, **Busey Drives Generosity** is a quarterly campaign encouraging associates to give generously through donation drives at each location.

In 2024 our associates and customers generously donated:

- **1,650+ pairs of socks**
- **2,000+ school supplies**
- **1,200+ non-perishables**

to the communities we call home.

 The Community Banking Team offers **over 150** proactive, focused events, including **homeowner education workshops, financial literacy seminars, credit education classes and first-time homeowner events.**

 In 2024 one new rotation of Busey's **1868 The Exhibition** galleries was launched. For each exhibit, Busey partners with a local nonprofit to showcase talent and creativity.

 Three issues of *The Pillar* magazine published annually

Countless educational articles in our blog, *Money Matters*, on busey.com

*These are Busey-only figures as of December 31, 2024, and do not include CrossFirst Bank numbers since the merger was not completed until March 1, 2025

CORPORATE LEADERSHIP



Van A. Dukeman
Chairman & CEO of First Busey Corporation and Chairman of Busey Bank
DIRECTOR SINCE 2007



Gregory B. Lykins
Vice Chairman of First Busey Corporation
DIRECTOR SINCE 2007



Samuel P. Banks
DIRECTOR SINCE 2020



George Barr
DIRECTOR SINCE 2017



Stanley J. Bradshaw
DIRECTOR SINCE 2016



Michael D. Cassens
DIRECTOR SINCE 2019



Karen M. Jensen
DIRECTOR SINCE 2019



Frederic L. Kenney
DIRECTOR SINCE 2018



Stephen V. King
DIRECTOR SINCE 2013



Cassandra R. Sanford
DIRECTOR SINCE 2022

FIRST BUSEY CORPORATION BOARD OF DIRECTORS



FIRST BUSEY CORPORATION BOARD OF DIRECTORS

First Busey Corporation's Board of Directors is charged with business oversight and monitoring the performance of the management team in executing business strategies and risk oversight.

The Boards—First Busey Corporation, Busey Bank and FirsTech—include industry leaders from diverse backgrounds and areas of expertise. This structure provides strong leadership to all lines of business.

Busey's approach to governance enables both the Executive Team and the Boards of Directors to succeed in building strong, sustainable financial performance—benefiting associates, customers, communities and shareholders.

As of the March 1, 2025 merger of CrossFirst Bankshares, Inc. with and into First Busey Corporation, a new Busey board structure was established with eight legacy directors from the First Busey and Busey Bank boards and five legacy directors from CrossFirst. The composition of the First Busey board and Busey Bank board is now identical.

For more information on the new Busey Board of Directors, visit our Investor Relations website at ir.busey.com.

FIRSTECH BOARD OF DIRECTORS

Amy L. Randolph, Chairperson
Humair Ghauri
W. Christopher "Chris" Behnke
Michael D. Cassens
Van A. Dukeman
Joshua D. Hale
Mark S. Shashek
David W. Tyrolt

Following the March 1, 2025 merger of CrossFirst Bankshares, Inc. with and into First Busey Corporation, CrossFirst's Michael J. Maddox was appointed to the FirsTech Board of Directors as its chairman.

BUSEY BANK BOARD OF DIRECTORS



Van A. Dukeman
Chairman & CEO of First Busey Corporation and Chairman of Busey Bank
DIRECTOR SINCE 2007



Patrick T. Fitzgerald
DIRECTOR SINCE 2004



Gregory B. Lykins
DIRECTOR SINCE 2007



Eric J. Minor
DIRECTOR SINCE 2021



Robert L. Plummer
DIRECTOR SINCE 2019



Mark S. Shashek
DIRECTOR SINCE 2019



David W. Tyrolt
DIRECTOR SINCE 2018



Scott A. Wehrli
DIRECTOR SINCE 2017



Tiffany B. White
DIRECTOR SINCE 2021

EXECUTIVE MANAGEMENT TEAM



Van A. Dukeman
Chairman & CEO of First Busey Corporation and Chairman of Busey Bank



Monica L. Bowe
Executive Vice President, Chief Risk Officer of First Busey Corporation



Amy L. Randolph
Executive Vice President, Chief Operating Officer of First Busey Corporation



Scott A. Phillips
Executive Vice President, Interim Chief Financial Officer and Chief Accounting Officer of First Busey Corporation



John J. Powers
Executive Vice President, General Counsel of First Busey Corporation

As of the March 1, 2025 merger of CrossFirst Bankshares, Inc. with and into First Busey Corporation, CrossFirst's Michael J. Maddox and Amy Fauss, and Busey's Chip Jorstad, have joined the Busey Executive Management Team.

For more information, visit our Investor Relations website at ir.busey.com.

CORPORATE PROFILE



As of March 1, 2025, First Busey Corporation (NASDAQ: **BUSE**) was an approximately $20 billion financial holding company headquartered in Leawood, Kansas. Busey Bank, a wholly-owned bank subsidiary of First Busey Corporation, had total assets of $12.01 billion as of December 31, 2024, and is headquartered in Champaign, Illinois. Busey Bank currently has 62 banking centers, with 21 in Central Illinois markets, 17 in suburban Chicago markets, 20 in the St. Louis Metropolitan Statistical Area, three in Southwest Florida, and one in Indianapolis.

More information about Busey Bank can be found at **busey.com.**

CrossFirst Bank—also a wholly-owned bank subsidiary of First Busey Corporation as of March 1, 2025—had total assets of $7.7 billion as of December 31, 2024, and is a full-service financial institution with locations in Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado and New Mexico.

More information about CrossFirst Bank can be found at **crossfirstbank.com**.

Through its Wealth Management division, the Company provides a full range of asset management, investment, brokerage, fiduciary, philanthropic advisory, tax preparation, and farm management services to individuals, businesses, and foundations. Assets under care totaled $13.83 billion as of December 31, 2024.

More information about Busey's Wealth Management services can be found at **busey.com/wealthmanagement**.

Busey Bank's wholly-owned subsidiary, FirsTech, specializes in the evolving financial technology needs of small and medium-sized businesses, highly regulated enterprise industries, and financial institutions. FirsTech provides comprehensive and innovative payment technology solutions, including online, mobile, and voice-recognition bill payments; money and data movement; merchant services; direct debit services; lockbox remittance processing for payments made by mail; and walk-in payments at retail agents. Additionally, FirsTech simplifies client workflows through integrations enabling support with billing, reconciliation, bill reminders, and treasury services. More information about FirsTech can be found at **firstechpayments.com**.

For the first time, Busey was named among the **World's Best Banks for 2024** by *Forbes*, earning a spot on the list among 68 U.S. banks and 403 banks worldwide. Additionally, Busey Bank was honored to be named among **America's Best Banks** by *Forbes* magazine for the third consecutive year. Ranked 40th overall in 2024, Busey was the second-ranked bank headquartered in Illinois of the six banks that made this year's list and the highest-ranked bank of those with more than $10 billion in assets. Busey is humbled to be named among the **2024 Best Banks to Work For** by *American Banker*, the **2024 Best Places to Work in Money Management** by *Pensions and Investments*, the 2024 **Best Places to Work in Illinois** by *Daily Herald Business Ledger*, the 2024 **Best Places to Work in Indiana** by the *Indiana Chamber of Commerce*, and the 2024 **Best Companies to Work For in Florida** by *Florida Trend* magazine. We are honored to be consistently recognized nationally and locally for our engaged culture of integrity and commitment to community development.

For more information about us, visit **busey.com**.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
First Busey Corporation
11440 Tomahawk Creek Parkway,
Leawood, KS, 66211
217.365.4500 | **busey.com**

ANNUAL MEETING
The 2025 Annual Meeting of Shareholders of First Busey Corporation will be held virtually on **Thursday, May 29, 2025**, at **10:30 a.m.** CDT and may be attended at **www.virtual shareholdermeeting.com/BUSE2025**.

Proxy materials can be accessed at **www.proxyvote.com** using your Control Number.

FIRST BUSEY CORPORATION COMMON STOCK
First Busey Corporation common stock is listed on the NASDAQ Global Select Market under the symbol BUSE.

ANNUAL REPORT ON FORM 10-K
A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission can be found at **busey.com**.

STOCK TRANSFER AGENT
Computershare, P.O. Box 30170, College Station, TX 77842-3170. The transfer agent can be accessed at computershare.com/investor.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This document may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to Busey's financial condition, results of operations, plans, objectives, future performance, and business. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should," "position," or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and Busey undertakes no obligation to update any statement in light of new information or future events.

A number of factors, many of which are beyond Busey's ability to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (1) the strength of the local, state, national, and international economies and financial markets (including effects of inflationary pressures and supply chain constraints); (2) effects on the U.S. economy resulting from the implementation of policies proposed by the new presidential administration, including tariffs, mass deportations, and tax regulations; (3) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics, or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia's invasion of Ukraine and the conflict in the Middle East); (4) changes in state and federal laws, regulations, and governmental policies concerning Busey's general business (including changes in response to the failures of other banks or as a result changes in policies implemented by the new presidential administration); (5) changes in accounting policies and practices; (6) changes in interest rates and prepayment rates of Busey's assets (including the impact of sustained elevated interest rates); (7) increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (8) unexpected results of acquisitions, including the acquisition of CrossFirst Bankshares, Inc.; (9) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (10) the loss of key executives or associates; (11) changes in consumer spending; (12) unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey's Illinois franchise taxes); (13) fluctuations in the value of securities held in Busey's securities portfolio; (14) concentrations within Busey's loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; (15) the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; (16) the level of nonperforming assets on Busey's balance sheets; (17) interruptions involving information technology and communications systems or third-party servicers; (18) breaches or failures of information security controls or cybersecurity-related incidents; and (19) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional information concerning Busey and its business, including additional factors that could materially affect Busey's financial results, is included in Busey's filings with the Securities and Exchange Commission.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 0-15950

FIRST BUSEY CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	**37-1078406**
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

100 W. University Avenue

Champaign, Illinois 61820

(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code **(217) 365-4544**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock ($0.001 par value)	BUSE	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes o No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates on June 28, 2024, was $1.28 billion, determined using a per share closing price for the registrant's common stock on that date of $24.21, as quoted on The Nasdaq Global Select Market. In calculating the market value of securities held by non-affiliates of the registrant as of June 28, 2024, the registrant has treated as securities held by affiliates the voting and non-voting stock owned by its directors and principal executive officers, voting stock for which its directors hold voting power, and voting and non-voting stock held by the First Busey Corporation Plan and Trust in a fiduciary capacity for benefit of its directors and principal executive officers. This calculation does not reflect a determination that persons are affiliates for any other purposes.

As of February 27, 2025, there were 56,958,853 shares of the registrant's common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the 2025 Annual Meeting of Stockholders of First Busey Corporation to be held May 29, 2025, are incorporated by reference in this Form 10-K in response to Part III.

(This page intentionally left blank)

FIRST BUSEY CORPORATION
FORM 10-K ANNUAL REPORT
Table of Contents

GLOSSARY

Busey uses acronyms, abbreviations, and other terms throughout this Annual Report, as defined in the glossary below:

Term	Definition
2020 Equity Plan	First Busey Corporation Amended 2020 Equity Incentive Plan
401(k) Plan	First Busey Corporation Profit Sharing Plan and Trust
ACL	Allowance for credit losses
Annual Report	Annual report filed with the SEC on Form 10-K pursuant to Section 13 or 15(d) of the Exchange Act
AOCI	Accumulated other comprehensive income (loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Basel III	2010 capital accord adopted by the international Basel Committee on Banking Supervision
Basel III Rule	Regulations promulgated by U.S. federal banking agencies—the OCC, the Federal Reserve, and the FDIC—to both enforce implementation of certain aspects of the Basel III capital reforms and effect certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act
BHCA	Bank Holding Company Act of 1956, as amended
bps	basis points
Busey	First Busey Corporation, together with its wholly-owned consolidated subsidiaries; also, "First Busey," and the "Company"
C&I	Commercial and industrial
CECL	ASC Topic 326 "Financial Instruments-Credit Losses," which established the Current Expected Credit Losses methodology for measuring credit losses on financial instruments
CFPB	Consumer Financial Protection Bureau
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CRA	Community Reinvestment Act
CRE	Commercial real estate
CRE Guidance	Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance issued jointly by the OCC, the Federal Reserve, and the FDIC
CrossFirst	CrossFirst Bankshares, Inc.
Current Report	Current report filed with the SEC on Form 8-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
DFPR	Illinois Department of Financial and Professional Regulation
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in 2010
DSU	Deferred stock unit
Durbin Amendment	The Durbin Amendment to the Dodd-Frank Act, requiring the Federal Reserve to establish a maximum permissible interchange fee for many types of debit transactions
ESPP	First Busey Corporation Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
Fair value	The price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date, as defined in ASC Topic 820 "Fair Value Measurement"
FASB	Financial Accounting Standards Board

Term	Definition
FDIC	Federal Deposit Insurance Corporation
Federal Reserve	Board of Governors of the Federal Reserve System
FHLB	Federal Home Loan Bank
First Busey Risk Management	First Busey Risk Management, Inc.
First Community	First Community Financial Partners, Inc.
FirsTech	FirsTech, Inc.
FOMC	Federal Open Market Committee
GAAP	U.S. Generally Accepted Accounting Principles
LIBOR	London Interbank Offered Rate
LOCOM	Lower of Cost or Market, an accounting approach under which assets are carried at amortized historical cost less write-offs and downward fair value adjustments, as may be applicable
M&M	Merchants and Manufacturers Bank Corporation
M&M Bank	Merchants and Manufacturers Bank
Nasdaq	National Association of Securities Dealers Automated Quotations
NM	Not meaningful
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income (loss)
OREO	Other real estate owned
PCAOB	Public Company Accounting Oversight Board
PCD	Purchased credit deteriorated
PCI	Purchased credit impaired
PSU	Performance stock unit
Quarterly Report	Quarterly report filed with the SEC on Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act
Regulatory Relief Act	Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018
RSU	Restricted stock unit
SBA	U.S. Small Business Administration
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
SOFR	Secured Overnight Financing Rate published by the Federal Reserve
Stock Repurchase Plan	Stock repurchase program approved by First Busey Corporation's board of directors on February 3, 2015
Term Loan	$60 million term loan provided for in the Second Amended and Restated Credit Agreement, dated May 28, 2021. This term loan was paid off in the first quarter of 2024.
U.S.	United States of America
U.S. Treasury	U.S. Department of the Treasury

PART I

ITEM 1. BUSINESS

Contents of Item 1. Business

ORGANIZATION

First Busey Corporation is a $12.05 billion financial holding company. Organized in Nevada in 1980, First Busey Corporation is headquartered in Champaign, Illinois. First Busey Corporation's common stock is traded on The Nasdaq Global Select Market under the symbol "BUSE."

Busey conducts the business of banking and provides related banking services, asset management, brokerage, and fiduciary services through Busey Bank, and provides payment technology solutions through FirsTech. Busey also has various other subsidiaries that are not significant to the consolidated entity.

Busey Bank

Busey Bank is an Illinois state-chartered bank organized in 1868 with its headquarters in Champaign, Illinois. Busey Bank has 50 banking centers in Illinois, eight in Missouri, three in southwest Florida, and one in Indianapolis, Indiana.

Busey Bank offers a range of diversified financial products and services for consumers and businesses, including online and mobile banking capabilities to conveniently serve its customers' needs. Commercial services include commercial, CRE, real estate construction, and agricultural loans, as well as commercial depository services such as cash management. Retail banking services include residential real estate, home equity lines of credit, consumer loans, customary types of demand and savings deposits, money transfers, safe deposit services, and individual retirement accounts and other fiduciary services through Busey Bank's banking center, automated teller machines, and technology-based networks.

Busey Bank's principal sources of income are interest and fees on loans and investments, wealth management fees, service fees, and payment technology solutions revenue. Principal expenses are interest paid on deposits and borrowings and general operating expenses. Busey Bank's primary markets are central Illinois; northern Illinois, including the Chicago metropolitan area; the St. Louis, Missouri, metropolitan area; southwest Florida; and central Indiana.

Busey Bank provides a full range of asset management, investment, brokerage, fiduciary, philanthropic advisory, tax preparation, and farm management services to individuals, businesses, and foundations through its Wealth Management business. As of December 31, 2024, $13.83 billion of assets were under care. For individuals, Busey Bank provides investment management, trust and estate advisory services, and financial planning. For businesses, it provides investment management, business succession planning, and employee retirement plan services. For foundations, Busey Bank provides investment management, investment strategy consulting, and fiduciary services. Brokerage-related services are offered by Busey Investment Services, a division of Busey Bank, through a third-party arrangement. In addition, Busey Bank provides professional farm management and brokerage services to the agricultural industry.

<u>FirsTech</u>

FirsTech, a wholly-owned subsidiary of Busey Bank, provides comprehensive and innovative payment technology solutions. FirsTech's multi-channel payment platform allows businesses to collect payments from their customers in a variety of ways to enable fast, frictionless payments. Payment method vehicles include text-based mobile bill pay; interactive voice response; electronic payment concentration delivered to Automated Clearing House networks, money management, and credit card networks; walk-in payment processing for customers at retail pay agents; customer service payments made over a telephone; direct debit services; and lockbox remittance processing for customers to make payments by mail. FirsTech also provides additional tools to help clients with billing, reconciliation, bill reminders, and treasury services. FirsTech's client base represents a diverse set of industries, with a higher concentration in highly regulated industries, such as financial institutions, utility, insurance, and telecommunications industries.

MERGERS AND ACQUISITIONS

Over the last several years, Busey completed the following acquisitions as part of its strategy to expand into new service areas and to provide broader coverage in areas where Busey already maintains a presence:

Acquisition Date	Companies Acquired
January 8, 2015	Herget Financial Corp. and its wholly-owned bank subsidiary, Herget Bank, National Association
April 30, 2016	Pulaski Financial Corp. and its wholly-owned subsidiary, Pulaski Bank, National Association
July 2, 2017	First Community Financial Partners, Inc. and its wholly-owned subsidiary, First Community Financial Bank
October 1, 2017	Mid Illinois Bancorp, Inc. and its wholly-owned subsidiary, South Side Trust & Savings Bank of Peoria
January 31, 2019	The Bank Ed Corp. and its wholly-owned subsidiary, TheBANK of Edwardsville
August 31, 2019	Investors' Security Trust Company
May 31, 2021	Cummins-American Corp. and its wholly-owned subsidiary, Glenview State Bank
April 1, 2024	Merchants and Manufacturers Bank Corporation, and its wholly-owned subsidiary, Merchants and Manufacturers Bank
Planned for 2025	CrossFirst Bankshares, Inc., and its wholly-owned subsidiary CrossFirst Bank

Further information related to acquisitions made prior to January 1, 2024, has been presented in the Annual Reports previously filed with the SEC corresponding to each year of each acquisition.

Planned Partnership with CrossFirst

On August 26, 2024, Busey and CrossFirst entered into an agreement and plan of merger (the "merger agreement") pursuant to which CrossFirst will merge with and into Busey (the "merger") and CrossFirst's wholly-owned subsidiary, CrossFirst Bank, will merge with and into Busey Bank (the "bank merger"). The combined holding company will continue to operate under the First Busey Corporation name and the combined bank will operate under the Busey Bank name. This partnership will create a premier commercial bank in the Midwest, Southwest, and Florida, with 77 full-service locations across 10 states—Arizona, Colorado, Florida, Illinois, Indiana, Kansas, Missouri, New Mexico, Oklahoma, and Texas—and approximately $20 billion in combined assets, $17 billion in total deposits, $14 billion in total loans, and $14 billion in wealth assets under care.

Under the terms of the merger agreement, CrossFirst stockholders will have the right to receive for each share of CrossFirst common stock 0.6675 of a share of Busey's common stock. Upon completion of the transaction, Busey's stockholders will own approximately 63.5% of the combined company and CrossFirst's stockholders will own approximately 36.5% of the combined company, on a fully-diluted basis. Busey common stock will continue to trade on the Nasdaq under the "BUSE" stock ticker symbol.

On December 20, 2024, Busey and CrossFirst stockholders voted to approve the merger. On January 16, 2025, Busey received regulatory approval from the Board of Governors of the Federal Reserve System for the merger. The transaction has also been approved by the Illinois Department of Financial and Professional Regulation and the Kansas Office of the State Bank Commissioner. Busey and CrossFirst intend to close the merger on March 1, 2025, subject to the satisfaction of the remaining customary closing conditions. It is anticipated that CrossFirst Bank will merge with and into Busey Bank in mid-2025. At the time of the bank merger, CrossFirst Bank locations will become banking centers of Busey Bank.

In connection with the merger, Busey incurred one-time pretax acquisition-related expenses of $3.9 million in 2024.

For further details on the merger, see Busey's Current Report on Form 8-K announcing the merger, which was filed with the SEC on August 27, 2024.

2024 Acquisition of Merchants and Manufacturers Bank Corporation

On April 1, 2024, Busey completed its acquisition of M&M and its wholly-owned subsidiary, M&M Bank, through a merger transaction. This partnership added M&M's Life Equity Loan® products to Busey's existing suite of services and expanded Busey's presence in the suburban Chicago market. M&M's results of operations were included in Busey's results of operation beginning April 1, 2024.

For further information regarding these acquisitions, see *"Note 2. Mergers and Acquisitions"* in the Notes to the Consolidated Financial Statements.

BANKING CENTER MARKETS

Busey Bank serves the Illinois banking market with 50 banking centers. Seventeen of Busey's Illinois banking centers are positioned to serve the suburban Chicago market, 21 banking centers serve central Illinois markets, and 12 banking centers in Illinois are located within the St. Louis Metropolitan Statistical Area. Busey's Illinois markets feature several Fortune 1000 companies. Those organizations, coupled with large healthcare and higher education sectors, anchor the communities in which they are located and have provided a comparatively stable foundation for housing, employment, and small business.

Busey Bank has eight banking centers in Missouri. St. Louis, Missouri has a diverse economy with major employment sectors including health care, financial services, professional and business services, and retail. Busey has a total of 20 banking centers within the boundaries of the St. Louis Metropolitan Statistical Area, including branches in both Illinois and Missouri.

Busey Bank has three banking centers in southwest Florida, an area which has experienced strong population growth, job growth, and an expanded housing market, as well as the benefits of a tourism and winter resort economy.

Busey Bank has one banking center in the Indianapolis, Indiana area, which is the most populous city of Indiana with a diverse economy, particularly because it serves as the headquarters of many large corporations.

Market Competition

Busey Bank competes actively with national and state banks, savings and loan associations, and credit unions for deposits and loans mainly in Illinois; the St. Louis, Missouri, metropolitan area; southwest Florida; and central Indiana. Busey Bank competes for real estate and other loans primarily on the basis of type of loan, interest rates and loan fees, and the quality of services provided. Busey Bank and FirsTech compete with other financial institutions, including asset management and trust companies, security broker/dealers, personal loan companies, insurance companies, finance companies, leasing companies, mortgage companies, payment technology solution companies, financial technology companies, and certain governmental agencies, all of which actively engage in marketing various types of loans, deposit accounts, wealth management, and other products and services.

Busey Bank faces substantial competition in attracting deposits from other commercial banks, savings institutions, digital banks, money market and mutual funds, credit unions, insurance agencies, brokerage firms, and other investment vehicles. Customers for banking services are generally influenced by convenience, quality of service, personal contacts, price of services, and availability of products. Busey Bank attracts a significant amount of deposits through its banking centers, primarily from the communities in which those banking centers are located; therefore, competition for those deposits is principally from other commercial banks, savings institutions, and credit unions located in the same communities. Busey Bank competes for deposits by offering a variety of deposit accounts at competitive rates, high-quality customer service, convenient business hours, technology enabled solutions including internet and mobile banking, and convenient banking centers with inter-branch deposit and withdrawal privileges.

Based on information obtained from the FDIC Summary of Deposits dated June 30, 2024, the most recent report available, out of 355 financial institutions headquartered in the State of Illinois, Busey Bank ranked fourth in total deposits within the Illinois market. Further, Busey Bank ranked in the top 10 in total deposits in nine Illinois counties:

As of June 30, 2024

County	Busey Bank Market Share Ranking
Champaign	1
Macon	2
Madison	2
Grundy	3
St. Clair	7
Tazewell	3
McLean	3
Peoria	3
Will	7

HUMAN CAPITAL

Busey is built upon a strong commitment to associate, customer, stockholder, and community, with its associates as the cornerstone of this unwavering commitment. Busey's vision, Service Excellence in Everything We Do, starts with Busey's dedication to its associates. Busey is deeply humbled to be consistently recognized nationally and locally throughout the Company's footprint, including being named nationally among the World's Best Banks and America's Best Banks by *Forbes;* the Best Banks to Work For by *American Banker*; and the Best Places to Work in *Money Management* by Pension and Investments. Locally, Busey was once again voted among the Best Places to Work in Illinois and a Best Company to Work For in Florida. From exceeding the needs of customers and colleagues to serving their communities selflessly, Busey associates show unmatched dedication to the Company. Their shared experiences are what make these and other awards possible. Since Busey opened its doors 157 years ago, Busey has maintained its core values, creating a strong foundation and shaping its inclusive culture.

Busey remains committed to fostering a welcoming and supportive environment within its organization, the banking profession, and the communities in which it operates. Busey is dedicated to attracting and retaining talent across a variety of backgrounds and experiences. Teams with varying beliefs and opinions promote productivity, creativity, and innovation, while better meeting and exceeding the needs of Busey's customer base. Recruiting, supporting, and retaining a workforce with varying perspectives and ideas, while maintaining a welcoming culture, is the foundation of Busey's core values—One Busey. Busey's endeavors in this regard are reported to the Employee Benefit and Compensation Committee and to the Board's Enterprise Risk Committee, which hold the organization accountable to this core value at the highest levels of management.

Associate engagement is an important barometer of Busey's cultural health. Busey regularly solicits feedback to understand the views of its associates about their work environment and Busey's culture. The results from engagement surveys are used to implement programs and processes designed to enhance engagement and improve the associate experience. With a strong 91% participation rate and an approach focused on continuous improvement, 2024 results increased to the highest scores in Busey's history. One such way to keep associates informed and engaged is through quarterly update calls, which are conducted by Busey leadership. These calls provide important information about the financial health of the Company, but more importantly they provide a cultural touchpoint to solidify Busey's commitment to its number one asset – its associates. A tenet of Busey's engaged culture is a commitment to investing in associates through unique, award-winning training and development programs. In 2024, 59% of Busey's associate base engaged in talent and leadership development programs. Since 2017, Busey has been a proud recipient of the Association for Talent Development's BEST Award, which is presented to organizations that demonstrate enterprise-wide success as a result of employee talent development.

Additionally, Busey cares about the health and well-being of its associates and their families, as evidenced by a strong investment and an 85% participation rate in Busey's innovative, holistic health and wellness program, B Well. Investments in B Well include a stress management and mental wellness component, lifesaving biometric screenings, a corporate health and wellness coach, onsite wellness center, health club reimbursements, on-demand wellness streaming service and Health Savings Account investments funded by the Company. In 2024, Busey was honored to be recognized among the Illinois' Healthiest Employers by global health insurer Cigna and Crain's Content Studio, marking the seventh year the Company was named among this elite group.

As of December 31, 2024, Busey and its subsidiaries had a total of 1,509 full-time equivalents. Geographic distribution of Busey associates is as follows:

	As of December 31, 2024		
	Full-time	Part-time	Total
Busey associates by state			
Illinois	1,128	74	1,202
Missouri	174	5	179
Florida	89		89
Indiana	28	1	29
Remote	49		49
Total number of associates	1,468	80	1,548
Full-time equivalents	1,468	41	1,509

CORPORATE GOVERNANCE

Information about Busey's Board of Directors and Executive Officers is presented under "Officers & Directors" on Busey's Investor Relations website at *ir.busey.com*. Additionally, a listing of Busey's executive officers is presented in Part III, Item 10 of this Form 10-K under the caption *"Executive Officers."*

Busey has adopted a code of ethics applicable to all Busey associates, officers, and directors. The text of this code of ethics is presented under "Governance Documents" on Busey's Investor Relations website at *ir.busey.com*.

Reference to Busey's Investor Relations website does not constitute incorporation by reference of the information contained on the website and it should not be considered part of this document.

SUPERVISION, REGULATION, AND OTHER FACTORS

General

FDIC-insured institutions, like Busey Bank, as well as their holding companies and affiliates, are extensively regulated under federal and state law. As a result, Busey's growth and earnings performance may be affected not only by management decisions, competitive dynamics, and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various banking agencies, including the DFPR, the Federal Reserve, the FDIC and the CFPB. Furthermore, taxation laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the FASB, securities laws administered by the SEC and state securities authorities, and anti-money laundering laws and sanctions enforced by the U.S. Treasury have an impact on Busey's business. The effect of these statutes, regulations, regulatory policies, and accounting rules are significant to Busey's operations and results.

Federal and state banking laws impose a comprehensive system of supervision, regulation, and enforcement on the operations of FDIC-insured institutions, their holding companies, and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than stockholders. These laws, and the regulations of the banking agencies issued under them, affect, among other things, the scope of Busey's business; the kinds and amounts of investments that Busey and Busey Bank may make; required capital levels relative to assets; the nature and amount of collateral for loans; the establishment of branches; the ability of Busey and Busey Bank to merge, consolidate and acquire; dealings with Busey's and Busey Bank's insiders and affiliates; and Busey's payment of dividends.

In reaction to the global financial crisis and particularly following the passage of the Dodd-Frank Act in 2010, Busey experienced heightened regulatory requirements and scrutiny. Although the reforms primarily targeted large banking organizations and systemically important financial institutions (at the time, those with assets of $50 billion and greater), certain provisions of the law triggered at $10 billion in assets and the influence of other provisions filtered down in varying degrees to community banks over time, causing Busey's compliance and risk management processes, and the costs thereof, to increase. The Regulatory Relief Act provided meaningful relief for banks and their holding companies that were not considered systemically important (amended to be those with assets under $250 billion). However, the $10 billion threshold remained in place for certain Dodd-Frank Act reforms that are applicable to Busey, as discussed below. It is anticipated that the current presidential administration and the current U.S. Congress likely will not increase the regulatory burden on banking organizations. At this time, however, it is not possible to predict with any certainty the actual impact that the current political climate may have on the banking industry or the operations of Busey or Busey Bank.

The supervisory framework for U.S. banking organizations subjects banks and bank holding companies to regular examination by their respective banking agencies, which results in examination reports and ratings that are not publicly available and that can impact the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with laws and regulations. The approach to supervision adopted by each banking agency may have significant impacts on the operations and results of Busey and Busey Bank, as well as the banking industry in general. Based on statements made by congressional leaders and the acting leaders of certain federal banking agencies, there may be changes in the supervisory processes and approach made by the banking agencies, but it is not possible at this time to predict the specific changes (or the timing of any such changes) that may be made.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to First Busey and Busey Bank. It does not describe all of the statutes, regulations, and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to particular statutory and regulatory provisions.

The $10 billion Threshold

As indicated above, the Dodd-Frank Act included a number of requirements that were triggered when a banking entity crossed over $10 billion in assets. Those included requirements for stress testing capital, maintenance of a risk committee, adherence to the Volcker Rule's complicated prohibitions on proprietary trading and ownership of private funds, limitations on interchange fees for certain debit transactions, clearing of swap agreements, and examination and enforcement related to consumer financial services by the CFPB, in addition to a number of heightened reporting requirements. The Regulatory Relief Act eliminated the stress test and risk committee requirements for banking entities between $10 billion and $50 billion, but the other regulations and reporting requirements under the Dodd-Frank Act were not changed.

Busey crossed the $10 billion threshold in 2020. The material consequences to Busey of crossing the $10 billion threshold are as follows:

Interchange Fees

The Durbin Amendment to the Dodd-Frank Act required the Federal Reserve to establish a maximum permissible interchange fee for many types of debit transactions. Interchange fees, also known as "swipe" fees, are charges that merchants pay to card-issuing banks, such as Busey Bank, for processing electronic payment transactions. The Federal Reserve set the maximum interchange fee at 21 cents, plus five bps of the transaction value. The Federal Reserve also adopted a rule to allow a debit card issuer to recover one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. Fee limits imposed by the Durbin Amendment are applicable to any banking organization with over $10 billion in assets and became applicable to Busey Bank on July 1, 2022, following a six-month transition period. Compliance with the Durbin Amendment has reduced Busey Bank's earnings on the covered debit transactions.

Volcker Rule

The Volcker Rule (also a part of the Dodd-Frank Act) restricts the ability of banking organizations (holding companies and their affiliates) with over $10 billion in assets to sponsor or invest in private funds, or to engage in certain types of proprietary trading. In October 2019, the Federal Reserve, OCC, FDIC, Commodity Futures Trading Commission, and SEC finalized rules to tailor the application of the Volcker Rule based on the size and scope of a banking organization's trading activities and to clarify and amend certain definitions, requirements, and exemptions. Banking organizations have two years (with a possibility of extensions) to comply with the Volcker requirements after crossing the $10 billion threshold. Busey does not materially engage in the activities prohibited by the Volcker Rule; therefore, the application of the rule will not have a material effect on Busey's operations.

CFPB Examination and Enforcement

Although most of the CFPB's rules issued under federal consumer financial protection laws are applicable to all providers of consumer financial services, the CFPB only has examination and enforcement authority over banks with more than $10 billion in assets (measured over four consecutive quarters). Busey Bank is under CFPB oversight for consumer banking transactions and continues to be examined for compliance with consumer laws by its primary federal regulator, the Federal Reserve.

Clearing Swaps Agreements

Banks with over $10 billion in assets are required to clear swaps agreements on exchanges. Busey Bank began to comply with the exchange requirement beginning in 2021.

Risk Committee

The Dodd-Frank Act required publicly traded bank holding companies with more than $10 billion in total consolidated assets to establish and maintain a risk committee. Pursuant to the Federal Reserve's final rules issued under the Regulatory Relief Act, that threshold was increased to $50 billion. Although it is not yet required to have a risk committee in place, Busey established a committee comprised of holding company directors in 2018 to oversee risk matters in preparation for future growth.

The Role of Capital

Regulatory capital represents the net assets of a banking organization available to absorb losses. Because of the risks attendant to their business, FDIC-insured institutions, such as Busey Bank, as well as their holding companies (i.e., banking organizations), generally are required to hold more capital than other businesses. These requirements directly affect Busey's earnings capabilities. Although capital historically has been one of the key measures of the financial health of both bank holding companies and banks, its role became fundamentally more important in the wake of the global financial crisis, as the banking regulators recognized that the amount and quality of capital held by banking organizations prior to that crisis was insufficient to absorb losses during periods of severe stress.

<u>Capital Levels</u>

Banking organizations have been required to hold minimum levels of capital based on guidelines established by the banking agencies since 1983. The minimum capital levels for banking organizations have been expressed in terms of ratios of "capital" divided by "total assets." Beginning in 1989, capital guidelines for U.S. banking organizations have been based upon international capital accords, known as "Basel" accords, adopted by the Basel Committee on Banking Supervision, a committee of central banks and bank supervisors that acts as the primary global standard-setter for prudential regulation, as implemented by the U.S. federal banking agencies on an interagency basis. These accords recognized that bank assets for the purpose of the capital ratio calculations needed to be risk weighted (the theory being that riskier assets should require more capital) and that off-balance sheet exposures needed to be factored into the calculations. Following the global financial crisis, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced an agreement on a strengthened set of capital requirements for banking organizations around the world, known as the Basel III accords, to address deficiencies recognized in connection with the global financial crisis.

<u>The Basel III Rule</u>

U.S. federal banking agencies adopted the Basel III Rule in regulations that were effective (with a number of phase-ins) in 2015. The Basel III Rule established capital standards for banks and bank holding companies that are meaningfully more stringent than those established previously and are still in effect today. The Basel III Rule is applicable to all banking organizations that are subject to minimum capital requirements, including national banks, state banks, and savings and loan associations, as well as to most bank and savings and loan holding companies. First Busey and Busey Bank are each subject to the Basel III Rule as described below.

<u>Risk-Weighting Assets</u>

Three of the required Basel III capital ratios, as discussed immediately below, are calculated using a denominator of total "risk-weighted" assets. In the calculation of so-called "risk weights," which was introduced in the first Basel accord, bank assets were divided into four basic risk-weighted categories of zero, 20, 50, and 100%. Basel III required a more complex, detailed and calibrated assessment of risk in the calculation of risk weightings. Although it uses the same technique introduced by the Basel I accord in assigning assets to risk-weight categories, it significantly increases the number of categories and adds conditions to the assignment of certain risk weights. Risk weights were established as high as 250% for certain CRE exposures, and higher for certain derivatives.

The assignment of risk weights is likely to continue to be under review by federal banking agencies as they seek to implement certain remaining elements of Basel III. In July 2023, the Biden Administration banking agencies had proposed wide-ranging and significant changes to the Basel III Rules (the "Basel III Endgame Proposal"), which would have, among other requirements, imposed structural changes to the calculation of capital requirements and risk-weighted assets. The Basel III Endgame Proposal would generally have impacted the capital requirements applicable to banking organizations with $100 billion or more in total assets and, as a general matter, would not impact Busey. The Basel III Endgame Proposal has not been, and is not expected to be, adopted in a form substantially similar to the Basel III Endgame Proposal. The banking agencies may issue their own version of this proposal.

Minimum Capital Ratio Requirements

The Basel III Rule also increased the required quantity and quality of capital. Not only did it increase most of the required minimum capital ratios in effect prior to January 1, 2015, but in requiring that forms of capital be of higher quality to absorb loss, it also introduced the concept of Common Equity Tier 1 Capital, which consists primarily of common stock, related surplus (net of Treasury stock), retained earnings, and Common Equity Tier 1 minority interests subject to certain regulatory adjustments. The Basel III Rule also changed the definition of capital by establishing more stringent criteria that instruments must meet to be considered Additional Tier 1 Capital (primarily non-cumulative perpetual preferred stock that meets certain requirements) and Tier 2 Capital (primarily other types of preferred stock and subordinated debt, subject to limitations). The Basel III Rule also constrained the inclusion of minority interests, mortgage-servicing assets, and deferred tax assets in capital and required deductions from Common Equity Tier 1 Capital if such assets exceeded a percentage of a banking organization's Common Equity Tier 1 Capital.

The Basel III Rule requires banking organizations to maintain **minimum** capital ratios as follows:

- A ratio of Common Equity Tier 1 Capital equal to 4.5% of risk-weighted assets;

- A ratio of Tier 1 Capital equal to 6% of risk-weighted assets;

- A continuation of the minimum required amount of Total Capital (Tier 1 plus Tier 2) at 8% of risk-weighted assets; and

- A leverage ratio of Tier 1 Capital to total quarterly average assets equal to 4% in all circumstances.

Capital Conservation Buffer

In addition, banking organizations that want to make capital distributions (including for dividends and repurchases of stock) and pay discretionary bonuses to executive officers without restriction also must maintain 2.5% in Common Equity Tier 1 Capital attributable to a capital conservation buffer. The purpose of the conservation buffer is to ensure that banking institutions maintain a buffer of capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the conservation buffer increases the minimum ratios depicted above to 7% for Common Equity Tier 1 Capital, 8.5% for Tier 1 Capital and 10.5% for Total Capital.

Well-Capitalized Requirements

The ratios described above are minimum standards for banking organizations to be considered "adequately capitalized." Banking agencies uniformly encourage banking organizations to hold more capital and be "well-capitalized" and, to that end, federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is well-capitalized may: (1) qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities; (2) qualify for expedited processing of other required notices or applications; and (3) accept, roll-over or renew brokered deposits. Higher capital levels also could be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk or the risks posed by concentrations of credit, nontraditional activities, or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (*i.e.*, Tier 1 Capital less all intangible assets), well above the minimum levels.

Under the capital regulations of the Federal Reserve, in order to be well-capitalized, a banking organization must maintain all of the following:

- A Common Equity Tier 1 Capital ratio to risk-weighted assets of 6.5% or more;

- A ratio of Tier 1 Capital to total risk-weighted assets of 8% or more;

- A ratio of Total Capital to total risk-weighted assets of 10% or more; and

- A leverage ratio of Tier 1 Capital to total adjusted average quarterly assets of 5% or greater.

It is possible under the Basel III Rule to be well-capitalized while remaining out of compliance with the capital conservation buffer discussed above.

As of December 31, 2024: (1) Busey Bank was not subject to a directive from the Federal Reserve or the DFPR to increase its capital, and (2) Busey Bank was well-capitalized, as defined by Federal Reserve regulations. As of December 31, 2024, Busey had regulatory capital in excess of the Federal Reserve's requirements and met the Basel III Rule requirements to be well-capitalized. First Busey also is in compliance with the capital conservation buffer.

Prompt Corrective Action

The concept of a banking organization being "well-capitalized" is part of a regulatory enforcement regime that provides the federal banking agencies with broad power to take "prompt corrective action" to resolve the problems of depository institutions based on the capital level of each particular institution. The extent of the regulators' powers depends on whether the banking organization in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which a banking organization is assigned, the banking agencies' corrective powers include: (1) requiring the institution to submit a capital restoration plan; (2) limiting the institution's asset growth and restricting its activities; (3) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (4) restricting transactions between the institution and its affiliates; (5) restricting the interest rate that the institution may pay on deposits; (6) ordering a new election of directors of the institution; (7) requiring that senior executive officers or directors be dismissed; (8) prohibiting the institution from accepting deposits from correspondent banks; (9) requiring the institution to divest certain subsidiaries; (10) prohibiting the payment of principal or interest on subordinated debt; and (11) ultimately, appointing a receiver for the institution.

Supervision and Regulation of First Busey Corporation

General

First Busey Corporation, as the sole stockholder of Busey Bank, is a bank holding company. As a bank holding company, First Busey Corporation is registered with, and subject to regulation, supervision, and enforcement by, the Federal Reserve under the BHCA. First Busey Corporation is legally obligated to act as a source of financial and managerial strength to Busey Bank and to commit resources to support it in circumstances where First Busey Corporation might not otherwise do so. Under the BHCA, First Busey Corporation is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of its operations and such additional information regarding First Busey Corporation and Busey Bank as the Federal Reserve may require.

<u>Acquisitions, Activities and Financial Holding Company Election</u>

The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its FDIC-insured institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see *Item 1. Business—Supervision, Regulation and Other Factors—The Role of Capital"* above.

The BHCA generally prohibits bank holding companies from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing, and controlling banks, or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999, to be "so closely related to banking ... as to be a proper incident thereto." This authority permits First Busey Corporation to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, and mortgage banking and brokerage services. The BHCA does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity, or that the Federal Reserve determines by order to be complementary to any such financial activity, as long as the activity does not pose a substantial risk to the safety or soundness of FDIC-insured institutions or the financial system generally. First Busey Corporation has elected to operate as a financial holding company. In order to maintain its status as a financial holding company, First Busey and Busey Bank must be well-capitalized, well-managed, and Busey Bank must have a least a satisfactory CRA rating. If the Federal Reserve determines that a financial holding company is not well-capitalized or well-managed, the Federal Reserve will provide a period of time in which to re-achieve compliance with those requirements, but during the period of noncompliance the Federal Reserve may place any limitations on the financial holding company that it deems appropriate. Furthermore, if the Federal Reserve determines that a financial holding company's subsidiary bank has not received a satisfactory CRA rating, that financial holding company will not be able to commence any new financial activities or acquire a company that engages in such activities.

<u>Change in Control</u>

Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal banking agency. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company but may arise under certain circumstances between 10% and 24.99% ownership.

<u>Capital Requirements</u>

Bank holding companies are required to maintain capital in accordance with Federal Reserve capital adequacy requirements. For a discussion of capital requirements, see *"Item 1. Business—Supervision, Regulation and Other Factors—The Role of Capital"* above.

<u>Dividend Payments</u>

First Busey Corporation's ability to pay dividends to its stockholders may be affected by both general corporate law considerations and the policies and capital requirements of the Federal Reserve applicable to bank holding companies. As a Nevada corporation, First Busey Corporation is subject to the limitations of Nevada law, which allows First Busey Corporation to pay dividends unless, after such dividend, (1) First Busey Corporation would not be able to pay its debts as they become due in the usual course of business or (2) First Busey Corporation's total assets would be less than the sum of its total liabilities plus any amount that would be needed, if First Busey Corporation were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of stockholders whose rights are superior to the rights of the stockholders receiving the distribution.

As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer, or significantly reduce dividends to stockholders if: (1) the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (3) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, banking organizations that want to pay unrestricted dividends must maintain 2.5% in Common Equity Tier 1 Capital attributable to the capital conservation buffer. See *"Item 1. Business—Supervision, Regulation and Other Factors—The Role of Capital"* above.

<u>Incentive Compensation</u>

There have been a number of developments in recent years focused on incentive compensation plans sponsored by bank holding companies and their subsidiary banks, reflecting recognition by federal banking agencies and U.S. Congress that flawed incentive compensation practices in the financial industry were one of many factors contributing to the global financial crisis. The result is interagency guidance on sound incentive compensation practices for banking organizations.

The interagency guidance recognized three core principles. Effective incentive plans should: (1) provide employees with incentives that appropriately balance risk and reward; (2) be compatible with effective controls and risk-management; and (3) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Much of the guidance is directed at large banking organizations and, because of the size and complexity of their operations, the regulators expect those organizations to maintain systematic and formalized policies, procedures, and systems for ensuring that the incentive compensation arrangements for all executive and non-executive employees covered by this guidance are identified and reviewed, and appropriately balance risks and rewards. Under the interagency guidance, smaller banking organizations, like Busey, that use incentive compensation arrangements are expected to implement less extensive, formalized, and detailed policies, procedures, and systems than those of larger banks.

In May 2024, certain of the federal banking and other financial services agencies released a proposed rule regarding certain incentive-based compensation arrangements at certain financial institutions with at least $1 billion in assets, as required under Section 956 of the Dodd-Frank Act. This proposal was largely based on an earlier 2016 proposal. The Federal Reserve and the SEC, however, did not join this proposal, signaling potential interagency misalignment and raising doubts regarding the likelihood of the proposed rule being finalized in its current form. The FDIC has indicated that the agencies will continue to coordinate to reach consensus, but it is not yet clear whether this initiative will continue during the current president's administration.

Monetary Policy

The monetary policy of the Federal Reserve has a significant effect on the operating results of bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities and changes in the discount rate on bank borrowings. These tools are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may affect interest rates charged on loans or paid on deposits, which may impact the business and operations of Busey and Busey Bank.

Federal Securities Regulation

First Busey Corporation's common stock is registered with the SEC under the Securities Act and the Exchange Act. Consequently, First Busey Corporation is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

Corporate Governance

The Dodd-Frank Act addressed many investor protection, corporate governance, and executive compensation matters that will affect most U.S. publicly traded companies. It increased stockholder influence over boards of directors by requiring companies to give stockholders a nonbinding vote on executive compensation and so-called "golden parachute" payments, and it authorized the SEC to promulgate rules that would allow stockholders to nominate and solicit voters for their own candidates using a company's proxy materials. The Dodd-Frank Act also directed the Federal Reserve, together with the other federal banking and financial services agencies, to promulgate rules prohibiting excessive compensation paid to executives of bank holding companies, regardless of whether such companies are publicly traded. As discussed in the "Incentive Compensation" section above, the federal banking and financial services agencies have proposed rules regarding incentive-based compensation arrangements for certain financial institutions, but no rule has been adopted at this time.

Supervision and Regulation of Busey Bank

General

Busey Bank is an Illinois-chartered bank. Its deposit accounts are insured by the FDIC's Deposit Insurance Fund to the maximum extent provided under federal law and FDIC regulations, currently $250,000 per insured depositor category. As an Illinois-chartered FDIC-insured bank, Busey Bank is subject to the examination, supervision, reporting, and enforcement requirements of the DFPR, the chartering authority for Illinois banks. In October 2024, Busey Bank became a member of the Federal Reserve System, and as a result, Busey Bank became subject to the examination, reporting, regulatory, and enforcement requirements of the Federal Reserve. In addition, the FDIC, as administrator of its Deposit Insurance Fund, has regulatory authority over Busey Bank.

Deposit Insurance

As an FDIC-insured institution, Busey Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured institutions pay insurance premiums at rates based on their risk classification. For institutions like Busey Bank that are not considered large and highly complex banking organizations, the risk classification is based on examination ratings and financial ratios. A bank's assessment is then calculated by multiplying its assessment rate by its assessment base (average consolidated total assets minus its average tangible equity). The total base assessment rates, effective as of January 1, 2023, currently range from 2.5 bps to 32 bps on an annualized basis. However, the maximum rate is 18 bps for FDIC-insured institutions in the top two categories of examination composite ratings.

At least semi-annually, the FDIC updates its loss and income projections for its Deposit Insurance Fund and, if needed, increases or decreases the assessment rates, following a notice and comment period on proposed rule making. For this purpose, the reserve ratio is the Deposit Insurance Fund balance divided by estimated insured deposits. In response to the global financial crisis, the Dodd-Frank Act increased the minimum reserve ratio from 1.15% to 1.35% of the estimated amount of total insured deposits. In its October 2024 semiannual update, the FDIC stated that the reserve ratio likely will reach the statutory minimum by the September 30, 2028, deadline, and no adjustments to the base assessment rates is currently projected.

In addition, because the total cost of the failures of Silicon Valley Bank and Signature Bank was approximately $24.1 billion, the FDIC adopted a special assessment for banking organizations with assets of $5 billion or more, at an annual rate of 13.4 bps beginning with the first quarterly assessment period of 2024 and an invoice payment date of June 28, 2024. The FDIC will continue to collect special assessments for an anticipated total of eight quarterly assessment periods. The base for the special assessment is equal to an insured depository institution's estimated uninsured deposits for the December 31, 2022, reporting period, adjusted to exclude the first $5 billion in estimated uninsured deposits. Busey Bank, as part of a banking organization with assets of $5 billion or more, was technically subject to the FDIC special assessment; however, Busey Bank did not have to pay this assessment due to uninsured deposits being below the $5 billion exclusion threshold.

Supervisory Assessments

All Illinois-chartered banks are required to pay supervisory assessments to the DFPR to fund the operations of that agency. The amount of the assessment is calculated on the basis of each bank's total assets. During the year ended December 31, 2024, Busey Bank paid supervisory assessments to the DFPR totaling approximately $0.8 million.

Capital Requirements

Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see *"Item 1. Business—Supervision, Regulation and Other Factors—The Role of Capital"* above.

Liquidity Requirements

Liquidity is a measure of the ability and ease with which bank assets may be converted to meet financial obligations to pay deposits or other funding sources. Banks are required to implement liquidity risk management frameworks that ensure they maintain sufficient liquidity, including a cushion of unencumbered, high quality, liquid assets to withstand a range of stress events. The level and speed of deposit outflows contributing to the failures of Silicon Valley Bank, Signature Bank, and First Republic Bank in the first half of 2023 was unprecedented and contributed to acute liquidity and funding strain on the financial industry. These events have further underscored the importance of liquidity risk management and contingency funding planning by insured depository institutions like Busey Bank, as highlighted in a 2023 addendum to interagency guidance on funding and liquidity risk management.

Primary roles of liquidity risk management are to: (1) prospectively assess the need for funds to meet obligations; and (2) ensure the availability of cash or collateral to fulfill those needs at the appropriate time by coordinating the various sources of funds available to the institution under normal and stressed conditions. Basel III includes a liquidity framework that requires the largest insured institutions to measure their liquidity against specific liquidity tests. One test, referred to as the liquidity coverage ratio, is designed to ensure that the banking entity has an adequate stock of unencumbered high-quality liquid assets that can be converted easily and immediately in private markets into cash to meet liquidity needs for a 30-calendar day liquidity stress scenario. The other test, known as the net stable funding ratio, is designed to promote more medium- and long-term funding of the assets and activities of FDIC-insured institutions over a one-year horizon. These tests provide an incentive for banks and holding companies to increase their holdings in Treasury securities and other sovereign debt as a component of assets, increase the use of long-term debt as a funding source and rely on stable funding like core deposits (in lieu of brokered deposits).

Although these tests do not apply to Busey Bank, management continues to review its liquidity risk management framework in light of regulatory and industry developments. For instance, in July 2024, the FDIC released a request for information on deposits, soliciting information on whether, and to what extent, certain types of deposits may behave differently from each other (particularly during periods of economic or financial stress). At the present time, it is unclear how the FDIC may use the information that it gathered pursuant to this request, if at all. However, the possibility remains that the information obtained through this request, or through other requests by the FDIC or other banking agencies, may be used to make regulatory changes that could have a future impact on liquidity monitoring and risk management requirements applicable to Busey Bank.

Dividend Payments

The primary source of funds for First Busey Corporation is dividends from Busey Bank. Under Illinois banking law, Illinois-chartered banks generally may pay dividends only out of undivided profits. The DFPR may restrict the declaration or payment of a dividend by an Illinois-chartered bank. The Federal Reserve Act also imposes limitations on the amount of dividends paid by state member banks, such as Busey Bank. Without Federal Reserve approval, a state member bank may not pay dividends in any calendar year that, in the aggregate, exceed that bank's calendar year-to-date net income plus the bank's retained income for the two preceding calendar years.

The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and an FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. Notwithstanding the availability of funds for dividends, the Federal Reserve, the FDIC, and the DFPR may prohibit the payment of dividends by Busey Bank if any of these banking agencies determines that such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, FDIC-insured institutions that want to pay unrestricted dividends must maintain 2.5% in Common Equity Tier 1 Capital attributable to the capital conservation buffer.

State Bank Investments, Activities, and Acquisitions

Busey Bank is permitted to make investments and engage in activities directly or through subsidiaries as authorized by Illinois law. However, under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank unless the bank meets, and continues to meet, its minimum regulatory capital requirements, and the FDIC determines that the activity would not pose a significant risk to the Deposit Insurance Fund. These restrictions have not had, and are not currently expected to have, a material impact on the operations of Busey Bank.

Busey Bank may be required to seek approval from their applicable state regulator and the Federal Reserve (or in some cases, the FDIC) before engaging in certain acquisitions or mergers under applicable state and federal law. In 2024, each of the OCC and the FDIC separately released updated policy statements—and in the case of the OCC, a final rule—regarding how each banking agency reviews applications submitted pursuant to the Bank Merger Act based on statutory factors. The acting chairperson of the FDIC has indicated that the FDIC may seek to reverse the FDIC's 2024 policy statement. Although the Federal Reserve, Busey Bank's primary federal regulator, did not release any updated policy statement or rules regarding its review process under the Bank Merger Act in recent years, management of Busey Bank and Busey has considered the impact that the OCC's and FDIC's rules and guidance may have on the review of any relevant transactions that Busey Bank undertakes.

Insider Transactions

Busey Bank is subject to certain restrictions imposed by federal law on "covered transactions" between Busey Bank and its "affiliates." First Busey Corporation is an affiliate of Busey Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to First Busey Corporation, investments in the stock or other securities of First Busey Corporation, and the acceptance of the stock or other securities of First Busey Corporation as collateral for loans made by Busey Bank. The Dodd-Frank Act enhanced the requirements for certain transactions with affiliates, including an expansion of the definition of "covered transactions" and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

Certain limitations and reporting requirements are also placed on extensions of credit by Busey Bank to its directors and officers, to directors and officers of First Busey Corporation and its subsidiaries, to principal stockholders of First Busey Corporation, and to "related interests" of such directors, officers, and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of First Busey Corporation or Busey Bank, or a principal stockholder of First Busey Corporation, may obtain credit from banks with which Busey Bank maintains a correspondent relationship.

Safety and Soundness Standards/Risk Management

Federal banking agencies have adopted operational and managerial standards to promote the safety and soundness of FDIC-insured institutions. The standards apply to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality, and earnings.

In general, the safety and soundness standards prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. Although regulatory standards do not have the force of law, if an institution operates in an unsafe and unsound manner, the FDIC-insured institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an FDIC-insured institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the banking agency is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the agency's order is cured, the agency may restrict the FDIC-insured institution's rate of growth, require the FDIC-insured institution to increase its capital, restrict the rates the institution pays on deposits, or require the institution to take any action that the agency deems appropriate under the circumstances. Noncompliance with safety and soundness may also constitute grounds for other enforcement action by the federal banking agencies, including cease and desist orders and civil money penalty assessments.

During the past decade, banking agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the FDIC-insured institutions they supervise. Properly managing risk has been identified as critical to the conduct of safe and sound banking activities, and has become even more important as new technologies, product innovation, and the size and speed of financial transactions have changed the nature of banking markets. The banking agencies have identified a spectrum of risks facing a banking organization including, but not limited to, credit, market, liquidity, operational, legal, and reputational risk. The key risk themes identified by Busey for 2024 are discussed under *"Item 1A. Risk Factors"* below. Busey Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls. The federal banking agencies also have released specific risk management guidance on certain topics, including third-party relationships, in response to the proliferation of relationships between banking organizations and financial technology companies (although the guidance applies more broadly).

Privacy and Cybersecurity

Busey Bank is subject to many U.S. federal and state laws and regulations governing requirements for maintaining policies and procedures to protect non-public personal and other confidential information of its customers. These laws require Busey Bank to periodically disclose its privacy policies and practices relating to sharing such information and permit consumers to opt out of their ability to share information with unaffiliated third parties under certain circumstances. They also impact Busey Bank's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. In addition, Busey Bank is required to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures, for the protection of personal and confidential information, are in effect across all businesses and geographic locations. Busey Bank and Busey also are subject to a number of federal and state laws and regulations requiring notifications and disclosures regarding certain cybersecurity incidents. Busey Bank must also consider and address cybersecurity considerations as part of its risk management processes.

Branching Authority

Illinois banks, such as Busey Bank, have the authority under Illinois law to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals. The Dodd-Frank Act permits well-capitalized and well-managed banks to establish new interstate branches or acquire individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) without impediments. Federal law permits state and national banks to merge with banks in other states subject to: (1) regulatory approval; (2) federal and state deposit concentration limits; and (3) state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger.

Federal Home Loan Bank System

Busey Bank is a member of a FHLB, which serves as a central credit facility for its members. The FHLB is funded primarily from proceeds from the sale of obligations of the FHLB system. It makes loans to member banks in the form of FHLB advances. All advances from the FHLB are required to be fully collateralized as determined by the FHLB.

Community Reinvestment Act Requirements

The CRA requires Busey Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of the entire community, including low- and moderate-income neighborhoods. Federal banking agencies regularly assess Busey Bank's record of meeting the credit needs of its communities in dedicated examinations. Busey Bank's CRA ratings derived from these examinations can have significant impacts on the activities in which Busey Bank and Busey may engage. For example, a low CRA rating may impact the review of applications for acquisitions by Busey Bank, or Busey's financial holding company status.

On October 24, 2023, the banking agencies issued a final rule to strengthen and modernize the CRA regulations (the "CRA Rule"). Management of Busey Bank has effectively assessed the impact of the CRA Rule on its CRA lending and investment activities in its respective markets and continues to align its program with current and future expectations.

The CRA Rule is designed to update how CRA activities qualify for consideration, where CRA activities are considered, and how CRA activities are evaluated. More specifically, the banking agencies described the goals of the CRA Rule as follows: (1) to expand access to credit, investment, and basic banking services in low and moderate-income communities; (2) to adapt to changes in the banking industry, including mobile and internet banking by modernizing assessment areas while maintaining a focus on branch-based areas; (3) to provide greater clarity, consistency, and transparency in the application of the regulations through the use of standardized metrics as part of CRA evaluations and clarifying eligible CRA activities focused on low- and moderate-income communities and under-served rural communities; (4) to tailor CRA rules and data collection to bank size and business model; and (5) to maintain a unified approach among the regulators.

In 2022, Busey Bank, like all Illinois chartered banks, became subject to state-level CRA standards, following passage of the Illinois CRA. This means that, in addition to the federal CRA review, Busey Bank will be reviewed by the DFPR to assess Busey Bank's record of meeting the credit needs of its communities. Like the potential impact under the federal CRA, applications for additional acquisitions or activities would be affected by the evaluation of Busey Bank's effectiveness in meeting its Illinois CRA requirements.

Anti-Money Laundering/Countering the Financing of Terrorism/Sanctions

The Bank Secrecy Act is the common name for a series of laws and regulations enacted in the United States to combat money laundering and the financing of terrorism. These laws and regulations are designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and have significant implications for FDIC-insured institutions and other businesses involved in the transfer of money. The so-called Anti-Money Laundering/Countering the Financing of Terrorism regime under the Bank Secrecy Act provides a foundation to promote financial transparency and deter and detect those who seek to misuse the U.S. financial system to launder criminal proceeds, finance terrorist acts, or move funds for other illicit purposes. The laws mandate financial services companies to have policies and procedures with respect to measures designed to address the following matters: (1) customer identification programs; (2) money laundering; (3) terrorist financing; (4) identifying and reporting suspicious activities and currency transactions; (5) currency crimes; and (6) cooperation between FDIC-insured institutions and law enforcement authorities. Busey Bank must also comply with stringent economic and trade sanctions regimes administered and enforced by the Office of Foreign Assets Control.

Concentrations in Commercial Real Estate

Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in CRE is one example of regulatory concern that has, in recent years, been subject to additional scrutiny by federal banking agencies as well as the SEC for publicly-traded banking organizations. The interagency CRE Guidance provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant CRE loan concentrations that may warrant greater supervisory scrutiny: (1) CRE loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (2) construction and land development loans exceeding 100% of capital. The CRE Guidance does not limit banks' levels of CRE lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. On December 18, 2015, and again in more recent years, the federal banking agencies have issued statements to reinforce prudent risk-management practices related to CRE lending, having observed substantial growth in many CRE asset and lending markets, increased competitive pressures, rising CRE concentrations in banks, and an easing of CRE underwriting standards. The federal banking agencies have reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor, and manage the risks arising from CRE lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their CRE concentration risk. As of December 31, 2024, Busey Bank did not exceed these guidelines.

Consumer Financial Services

The historical structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including Busey Bank, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. Busey Bank is under CFPB oversight for consumer banking transactions.

Because abuses in connection with residential mortgages were a significant factor contributing to the global financial crisis, many initial rules issued by the CFPB and required by the Dodd-Frank Act addressed mortgage and mortgage-related products, their underwriting, origination, servicing, and sales. The Dodd-Frank Act significantly expanded underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act and the CFPB's enabling regulations imposed new standards for mortgage loan originations on all lenders, including banks and savings associations, in an effort to strongly encourage lenders to verify a borrower's ability to repay, while also establishing a presumption of compliance for certain "qualified mortgages." The CFPB has from time to time released additional rules as to qualified mortgages and the borrower's ability to repay.

Over the last several years, the CFPB has taken an aggressive approach to the regulation and supervision, where applicable, of providers of consumer financial products and services. In particular, the CFPB has taken, or attempted to take, a proactive, multi-front approach to protect consumers from excessive overdraft and non-sufficient funds fees. This includes proposed and final rules, interpretive opinions, and enforcement actions. In 2024, the CFPB finalized a rule that eliminated an exemption for overdraft fees from lending laws (the "Overdraft Rule"). The Overdraft Rule, which has an effective date of October 1, 2025, applies to financial institutions, such as FDIC-insured institutions, with over $10 billion in assets , like Busey Bank, and provides several different options on how to approach charging overdraft fees. Busey expects that the implementation of this rule may result in a decrease in fee income. Several banks and trade associations have sued the CFPB regarding the Overdraft Rule, claiming that the CFPB has exceeded its regulatory authority. The CFPB is now under new acting leadership and has paused much of its existing work. It remains unclear what this will mean for the agency and its oversight of consumer protection laws and regulations. Though some of the CFPB's rulemakings are under review, the laws, rules, and regulations that the agency has enforced since its inception currently remain intact and could be enforced by other banking agencies.

Consumer protection rules have an impact on Busey Bank's operations, including by increasing compliance costs and potentially negatively affecting earnings. Busey Bank must also comply with certain state consumer protection laws and requirements in the states in which it operates.

SECURITIES AND EXCHANGE COMMISSION REPORTING AND OTHER INFORMATION

Busey makes its Annual Reports, Quarterly Reports, Current Reports, and any amendments thereto available, free of charge, on its website at *busey.com* as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. Reference to Busey's website does not constitute incorporation by reference of the information contained on the website and it should not be considered part of this document.

The SEC maintains an internet site at *sec.gov*, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, and from which Busey's SEC filings may be accessed.

NON-GAAP FINANCIAL INFORMATION

This Annual Report contains certain financial information determined by methods other than in accordance with GAAP. Management uses these non-GAAP financial measures and non-GAAP ratios, together with the related GAAP financial measures, in analysis of Busey's performance and in making business decisions, as well as for comparison to Busey's peers. Busey believes the adjusted measures are useful for investors and management to understand the effects of certain non-core and non-recurring noninterest items and provide additional perspective on Busey's performance over time.

Non-GAAP disclosures have inherent limitations and are not audited. They should not be considered in isolation or as a substitute for the results reported in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Tax effected numbers included in these non-GAAP disclosures are based on estimated statutory rates, estimated federal income tax rates, or effective tax rates as noted with the tables below.

The following tables present reconciliations between these non-GAAP measures and what management believes to be the most directly comparable GAAP financial measures.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES *(Unaudited)*
Pre-Provision Net Revenue and Related Measures
(dollars in thousands)

		Years Ended December 31,		
		2024	**2023**	**2022**
Net interest income (GAAP)		$ 322,611	$ 320,621	$ 323,628
Total noninterest income (GAAP)		139,682	121,214	126,613
Net security (gains) losses (GAAP)		6,102	2,199	2,133
Total noninterest expense (GAAP)		(300,399)	(285,532)	(283,881)
Pre-provision net revenue (Non-GAAP)	[a]	167,996	158,502	168,493
Acquisition and restructuring expenses		8,140	4,328	4,537
Provision for unfunded commitments		(1,095)	461	61
Amortization of New Markets Tax Credit		—	8,999	6,333
Realized (gain) loss on the sale of mortgage service rights		(7,724)	—	—
Adjusted pre-provision net revenue (Non-GAAP)	[b]	$ 167,317	$ 172,290	$ 179,424
Average total assets (GAAP)	[c]	$ 12,051,871	$ 12,246,218	$ 12,492,948
Pre-provision net revenue to average total assets (Non-GAAP)	[a÷c]	1.39 %	1.29 %	1.35 %
Adjusted pre-provision net revenue to average total assets (Non-GAAP)	[b÷c]	1.39 %	1.41 %	1.44 %

Adjusted Net Income, Average Tangible Common Equity, and Related Ratios

(dollars in thousands, except per share amounts)

				Years Ended December 31,				
			2024		**2023**		**2022**	
Net income (GAAP)	[a]	$	113,691	$	122,565	$	128,311	
Acquisition expenses:								
Salaries, wages, and employee benefits			1,457		—		587	
Data processing			548		—		214	
Professional fees, occupancy, furniture and fixtures, and other			4,896		357		258	
Acquisition expenses			6,901		357		1,059	
Restructuring expenses:								
Salaries, wages, and employee benefits			123		3,760		2,409	
Loss on leases or fixed asset impairment			—		—		986	
Professional fees, occupancy, furniture and fixtures, and other			1,116		211		83	
Restructuring expenses			1,239		3,971		3,478	
Acquisition and restructuring expenses			8,140		4,328		4,537	
Related tax benefit[1]			(2,026)		(881)		(938)	
Adjusted net income (Non-GAAP)	[b]	$	119,805	$	126,012	$	131,910	
Weighted average number of common shares outstanding, diluted (GAAP)	[c]		57,543,001		56,256,148		56,137,164	
Diluted earnings per common share (GAAP)	[a÷c]	$	1.98	$	2.18	$	2.29	
Adjusted diluted earnings per common share (Non-GAAP)	[b÷c]		2.08		2.24		2.35	
Average total assets (GAAP)	[d]	$	12,051,871	$	12,246,218	$	12,492,948	
Return on average assets (GAAP)	[a÷d]		0.94 %		1.00 %		1.03 %	
Adjusted return on average assets (Non-GAAP)	[b÷d]		0.99 %		1.03 %		1.06 %	
Average common equity (GAAP)		$	1,342,424	$	1,197,511	$	1,195,171	
Average goodwill and other intangible assets, net			(366,601)		(359,347)		(370,424)	
Average tangible common equity (Non-GAAP)	[e]	$	975,823	$	838,164	$	824,747	
Return on average tangible common equity (Non-GAAP)	[a÷e]		11.65 %		14.62 %		15.56 %	
Adjusted return on average tangible common equity (Non-GAAP)	[b÷e]		12.28 %		15.03 %		15.99 %	

1. Tax benefits were calculated by multiplying acquisition expenses and other restructuring expenses by tax rates of 24.9%, 20.4%, and 20.7% for the years ended December 31, 2024, 2023, and 2022, respectively.

Tax-Equivalent Net Interest Income, Adjusted Net Interest Income, Net Interest Margin, and Adjusted Net Interest Margin

(dollars in thousands)

		Years Ended December 31,		
		2024	**2023**	**2022**
Net interest income (GAAP)		$ 322,611	$ 320,621	$ 323,628
Tax-equivalent adjustment[1]		1,693	2,173	2,199
Tax-equivalent net interest income (Non-GAAP)	[a]	324,304	322,794	325,827
Purchase accounting accretion related to business combinations		(3,166)	(1,477)	(3,134)
Adjusted net interest income (Non-GAAP)	[b]	$ 321,138	$ 321,317	$ 322,693
Average interest-earning assets (GAAP)	[c]	$ 10,999,424	$ 11,181,010	$ 11,479,730
Net interest margin (Non-GAAP)	[a÷c]	2.95 %	2.89 %	2.84 %
Adjusted net interest margin (Non-GAAP)	[b÷c]	2.92 %	2.87 %	2.81 %

1. Tax-equivalent adjustments were calculated using an estimated federal income tax rate of 21%, applied to non-taxable interest income on investments and loans.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES *(Unaudited)*

Adjusted Noninterest Income, Revenue Measures, Adjusted Noninterest Expense, Adjusted Core Expense, and Efficiency Ratios
(dollars in thousands)

		Years Ended December 31, 2024	2023	2022
Net interest income (GAAP)	[a]	$ 322,611	$ 320,621	$ 323,628
Tax-equivalent adjustment[1]		1,693	2,173	2,199
Tax-equivalent net interest income (Non-GAAP)	[b]	324,304	322,794	325,827
Total noninterest income (GAAP)		139,682	121,214	126,613
Net security (gains) losses (GAAP)		6,102	2,199	2,133
Noninterest income excluding net securities gains and losses (Non-GAAP)	[c]	145,784	123,413	128,746
Realized net (gains) losses on the sale of mortgage servicing rights (GAAP)		(7,724)	—	—
Adjusted noninterest income (Non-GAAP)	[d]	$ 138,060	$ 123,413	$ 128,746
Tax-equivalent revenue (Non-GAAP)	[e = b+c]	$ 470,088	$ 446,207	$ 454,573
Adjusted tax-equivalent revenue (Non-GAAP)	[f = b+d]	462,364	446,207	454,573
Operating revenue (Non-GAAP)	[g = a+d]	460,671	444,034	452,374
Adjusted noninterest income to operating revenue (Non-GAAP)	[d÷g]	29.97 %	27.79 %	28.46 %
Total noninterest expense (GAAP)		$ 300,399	$ 285,532	$ 283,881
Amortization of intangible assets (GAAP)	[h]	(10,057)	(10,432)	(11,628)
Noninterest expense excluding amortization of intangible assets (Non-GAAP)	[i]	290,342	275,100	272,253
Acquisition and restructuring expenses		(8,140)	(4,328)	(4,537)
Adjusted noninterest expense (Non-GAAP)	[j]	282,202	270,772	267,716
Provision for unfunded commitments		1,095	(461)	(61)
Amortization of New Markets Tax Credit		—	(8,999)	(6,333)
Adjusted core expense (Non-GAAP)	[k]	$ 283,297	$ 261,312	$ 261,322
Noninterest expense, excluding non-operating adjustments (Non-GAAP)	[j-h]	$ 292,259	$ 281,204	$ 279,344
Efficiency ratio (Non-GAAP)	[i÷e]	61.76 %	61.65 %	59.89 %
Adjusted efficiency ratio (Non-GAAP)	[j÷f]	61.03 %	60.68 %	58.89 %
Adjusted core efficiency ratio (Non-GAAP)	[k÷f]	61.27 %	58.56 %	57.49 %

1. The tax-equivalent adjustments were calculated using an estimated federal income tax rate of 21%, applied to non-taxable interest income on investments and loans.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES *(Unaudited)*
Tangible Book Value and Tangible Book Value Per Common Share
(dollars in thousands, except per share amounts)

| | | As of December 31, | |
		2024	2023
Total stockholders' equity (GAAP)		$ 1,383,269	$ 1,271,981
Goodwill and other intangible assets, net (GAAP)		(365,975)	(353,864)
Tangible book value (Non-GAAP)	[a]	$ 1,017,294	$ 918,117
Ending number of common shares outstanding (GAAP)	[b]	56,895,981	55,244,119
Tangible book value per common share (Non-GAAP)	[a÷b]	$ 17.88	$ 16.62

Tangible Assets, Tangible Common Equity, and Tangible Common Equity to Tangible Assets
(dollars in thousands)

| | | As of December 31, | |
		2024	2023
Total assets (GAAP)		$ 12,046,722	$ 12,283,415
Goodwill and other intangible assets, net (GAAP)		(365,975)	(353,864)
Tax effect of other intangible assets[1]		6,379	6,888
Tangible assets (Non-GAAP)[2]	[a]	$ 11,687,126	$ 11,936,439
Total stockholders' equity (GAAP)		$ 1,383,269	$ 1,271,981
Goodwill and other intangible assets, net (GAAP)		(365,975)	(353,864)
Tax effect of other intangible assets[1]		6,379	6,888
Tangible common equity (Non-GAAP)[2]	[b]	$ 1,023,673	$ 925,005
Tangible common equity to tangible assets (Non-GAAP)[2]	[b÷a]	8.76 %	7.75 %

---

1. Net of estimated deferred tax liability, calculated using an estimated tax rate of 26.73% as of December 31, 2024, and 28.0% as of December 31, 2023.
2. Tax-effected measure.

Core Deposits and Related Ratios

(dollars in thousands)

		As of December 31,	
		2024	**2023**
Portfolio loans (GAAP)	[a]	$ 7,697,087	$ 7,651,034
Total deposits (GAAP)	[b]	$ 9,982,490	$ 10,291,156
Brokered deposits, excluding brokered time deposits of $250,000 or more		(13,090)	(6,001)
Time deposits of $250,000 or more		(334,503)	(386,286)
Core deposits (Non-GAAP)	[c]	$ 9,634,897	$ 9,898,869
RATIOS			
Core deposits to total deposits (Non-GAAP)	[c÷b]	96.52 %	96.19 %
Portfolio loans to core deposits (Non-GAAP)	[a÷c]	79.89 %	77.29 %

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in or incorporated by reference into this Annual Report that are not historical facts may constitute forward-looking statements within the meaning of Section 27A Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements, which are based on certain assumptions and estimates and describe Busey's future plans, strategies, and expectations, can generally be identified by the use of the words "may," "will," "should," "could," "would," "goal," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target," "aim" and similar expressions. These forward-looking statements include statements relating to Busey's projected growth, anticipated future financial performance, financial condition, credit quality, and management's long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, business and growth strategies, and any other statements that are not historical facts.

These forward-looking statements are subject to significant risks, assumptions, and uncertainties, and could be affected by many factors. Factors that could have a material adverse effect on Busey's financial condition, results of operations, and future prospects can be found under *"Item 1A. Risk Factors"* in this Annual Report and elsewhere in Busey's periodic and Current Reports filed with the SEC. These factors include, but are not limited to, the following:

1. risks related to the proposed transaction with CrossFirst, including (i) the possibility that the proposed transaction will not close when expected or at all because conditions to the closing are not satisfied on a timely basis or at all; (ii) the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; (iii) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (iv) diversion of management's attention from ongoing business operations and opportunities; (v) the possibility that Busey may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all; (vi) the possibility that Busey may be unable to successfully integrate CrossFirst's operations with those of Busey or that such integration may be more difficult, time consuming, or costly than expected; (vii) revenues following the proposed transaction may be lower than expected; and (viii) stockholder litigation that could prevent or delay the closing of the proposed transaction or otherwise negatively impact Busey's business and operations;

2. the strength of the local, state, national, and international economies and financial markets (including effects of inflationary pressures and supply chain constraints);

3. effects on the U.S. economy resulting from the implementation of policies proposed by the new presidential administration, including tariffs, mass deportations, and tax regulations;

4. the economic impact of any future terrorist threats or attacks, widespread disease or pandemics, or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia's invasion of Ukraine and the conflict in the Middle East);

5. changes in state and federal laws, regulations, and governmental policies concerning Busey's general business (including changes in response to the bank failures in 2023 or as a result of changes in policies implemented by the new presidential administration);

6. the imposition of tariffs or other governmental policies impacting the value of products produced by the Company's commercial borrowers;

7. new or revised accounting policies and practices as may be adopted by state and federal regulatory banking agencies, the FASB, the SEC, or the PCAOB;

8. changes in interest rates and prepayment rates of Busey's assets (including the impact of sustained elevated interest rates);

9. increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers;

10. changes in technology and the ability to develop and maintain secure and reliable electronic systems;

11. the loss of key executives or associates, talent shortages, and employee turnover;

12. changes in consumer spending;

13. unexpected outcomes and costs of existing or new litigation, investigations, or other legal proceedings, inquiries, and regulatory actions involving Busey (including with respect to Busey's Illinois franchise taxes);

14. fluctuations in the value of securities held in Busey's securities portfolio, including as a result of changes in interest rates;

15. credit risk and risk from concentrations (by type of borrower, geographic area, collateral, and industry), within Busey's loan portfolio and large loans to certain borrowers (including CRE loans);

16. the overall health of the local and national real estate market;

17. the ability to maintain an adequate level of allowance for credit losses on loans;

18. the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure;

19. the ability to successfully manage liquidity risk, which may increase dependence on non-core funding sources such as brokered deposits, and may negatively impact Busey's cost of funds;

20. the level of non-performing assets on Busey's balance sheets;

21. interruptions involving information technology and communications systems or third-party servicers;

22. breaches or failures of information security controls or cybersecurity-related incidents;

23. the economic impact on Busey and its customers of climate change, natural disasters, and exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts; and

24. other factors and risks described under *"Item 1A. Risk Factors"* herein.

Because of those risks and other uncertainties, Busey's actual future results, performance, achievement, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, Busey's past results of operations are not necessarily indicative of its future results.

You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. Busey does not undertake an obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under federal securities law. Busey qualifies all of its forward-looking statements by these cautionary statements.

ITEM 1A. RISK FACTORS

This section highlights the risks management believes could adversely affect Busey's financial performance. Additional risks that could affect Busey adversely and cannot be predicted may arise at any time. Further, risks that are immaterial at this time may have an adverse impact on Busey's future financial condition.

Contents of Item 1A. Risk Factors

ECONOMIC AND MARKET RISKS

Conditions in the financial market and economic conditions, including conditions in the states in which it operates, generally may adversely affect Busey's business.

Busey's general financial performance is highly dependent upon the business environment in the markets where it operates and, in particular, the ability of borrowers to pay interest on, and repay principal of, outstanding loans, and the value of collateral securing those loans, as well as demand for loans and other products and services it offers. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity, or investor or business confidence; limitations on the availability, or increases in the cost, of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; or a combination of these or other factors.

Given the complex factors affecting the strength of the U.S. economy, including uncertainties regarding the persistence of inflation; geopolitical developments, such as ongoing conflicts in the Middle East and the Russian invasion of Ukraine, and resulting disruptions in the global energy market; tight labor market conditions domestically; supply chain issues both domestically and internationally; and the potential effects of the new presidential administration, including its response to the foregoing, potential imposition of new tariffs, mass deportations and changes to tax or other financial regulations, uncertainty surrounding future changes may adversely affect Busey's operating environment and therefore its business, financial condition, results of operations, and growth prospects.

Shifts in consumer and business behavior during economic uncertainty may impact Busey's business.

Uncertainty regarding economic conditions may result in changes in consumer and business spending, borrowing, and savings habits. Downturns in the markets where Busey's banking operations occur could result in a decrease in demand for Busey's products and services, an increase in loan delinquencies and defaults, high or increased levels of problem assets and foreclosures, and reduced wealth management fees resulting from lower asset values. Such conditions could adversely affect the credit quality of Busey's loans, financial condition, and results of operations.

Regional economic vulnerabilities and reliance on key industries may heighten risks.

Busey currently conducts its banking operations in central and suburban Chicago, Illinois; the St. Louis, Missouri metropolitan area; central Indiana; and southwest Florida. Busey operates in markets with a significant university and healthcare presence. These industries rely heavily on state and federal funding and contracts. Timely payments by the State of Illinois to its vendors and government-sponsored entities, as well as potential federal changes to healthcare laws, could affect Busey's primary market areas, which could in turn affect its financial condition and results of operations. A small part of Busey's business resides in Florida, which can be affected by inclement weather.

Prolonged elevated interest rates followed by easing cycles create financial volatility.

Prolonged periods of elevated interest rates followed by an easing cycle pose significant challenges and opportunities for Busey. While an easing cycle, which is characterized by the FOMC taking action to reduce interest rates, can alleviate some funding pressures and encourage borrowing, it also introduces risks to the banking sector. A rapid shift in rates can compress net interest margins, disrupt asset-liability management, and affect the valuation of financial instruments.

After a series of rate hikes starting in March 2022, the FOMC began an easing cycle in September 2024, responding to slowing inflation and economic growth. As of December 2024, the federal funds target range was reduced to 4.25%–4.5%, marking a gradual reversal from the peak of 5.25%–5.5% in 2023. This shift reflects a softening economic environment, with the FOMC aiming to balance inflation reduction while avoiding a sharp contraction in economic activity.

Declining interest rates result in reduced income from lending and investment activities, and may drive consumers to seek higher-yielding alternatives outside of traditional banking, both of which could negatively impact Busey's liquidity and results of operations.

While rate cuts can stimulate loan demand, they also create potential threats to the banking sector. Falling interest rates may reduce yields on loans and securities more quickly than the cost of deposits declines, narrowing margins. Deposit outflows could accelerate if customers seek higher-yielding alternatives outside traditional banking, further challenging liquidity. Lower rates can lead to prepayments on fixed-rate loans, impacting the value of interest-earning assets and requiring adjustments to portfolios.

Despite these risks, the easing cycle may present opportunities for growth. Lower rates can revitalize loan demand, particularly in key areas such as mortgages, auto loans, and small business lending, while providing some relief to borrowers under stress. However, the broader economic environment, including rising consumer debt levels, increasing delinquencies, and persistent inflation risks could still impact Busey's financial condition, liquidity, and overall performance.

REGULATORY AND LEGAL RISKS

Changes in government policies and regulatory frameworks could adversely affect operations and profitability.

Changes in policy and at banking agencies, including changes in interpretation and prioritization, occur over time through policy and personnel changes following federal- and state-level elections, which lead to changes involving the level of oversight and focus on the financial services industry. The nature, timing, and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain in connection with a change in presidential administration.

Economic conditions, including interest rates, inflation, and consumer spending, may be influenced by shifts in government leadership and policies, affecting Busey's operations. Additionally, heightened regulatory scrutiny, particularly in consumer compliance, anti-money laundering, and cybersecurity increases operational and compliance burdens for Busey.

As Busey continues to grow in asset size and complexity, regulatory expectations and scrutiny will increase and could have a potential impact on Busey's operations and business.

As Busey's assets grow, so do regulatory expectations. The planned acquisition of CrossFirst amplifies the complexity of compliance. Certain regulations and laws have embedded asset thresholds that increase scrutiny, reporting requirements, and operational demands. For example, the Dodd-Frank Act includes thresholds for asset size that trigger enhanced oversight. Busey's continued expansion necessitates adapting its compliance frameworks to meet these increasing demands. Failure to manage compliance risks effectively could result in regulatory violations, leading to significant fines, penalties, and legal costs. Additionally, non-compliance could damage Busey's reputation, erode customer trust, and undermine investor confidence, resulting in a negative impact to Busey's market valuation. It could also lead to further scrutiny from regulators, potentially hindering future growth opportunities.

Evolving privacy, data protection, and information security laws and regulations present operational and legal challenges.

In the normal course of business, Busey collects, processes, and retains sensitive and confidential information regarding its customers, and Busey's collection and handling of such information is subject to regulatory scrutiny. There has been a heightened legislative and regulatory focus on privacy, data protection, and information security. New or revised laws and regulations, including with the respect to the use of artificial intelligence by financial institutions and service providers, may significantly impact Busey's current and planned privacy, data protection, and information security-related practices; the collection, use, retention, and safeguarding of customer and employee information; and current or planned business activities. Compliance with current or future privacy, data protection, and information security laws could result in higher compliance and technology costs and could restrict Busey's ability to provide certain products and services, which could adversely affect Busey's business.

Laws impacting cannabis-related businesses may have an impact on Busey's operations and risk profile.

The Controlled Substances Act makes it illegal under federal law to manufacture, distribute, or dispense marijuana. Starting January 1, 2020, however, the Illinois Cannabis Regulation and Tax Act began permitting adults 21 years or older to legally purchase marijuana for recreational use from licensed dispensaries. Further, voters in Missouri approved an amendment to the state constitution that began permitting adults 21 years and older to legally purchase marijuana for recreational use from licensed dispensaries starting February 3, 2023. It is Busey Bank's current practice to avoid knowingly providing banking products or services to entities or individuals that: (1) directly or indirectly manufacture, distribute, or dispense marijuana or hemp products, or those with a significant financial interest in such entities; or (2) derive a material amount of revenue from providing products or services to, or other involvement with, such entities. Busey Bank uses reasonable measures, including appropriate new account screening and customer due diligence measures, to ensure that existing and potential customers that operate in the states in which the Bank operates do not engage in any such activities. Nonetheless, shifts in Illinois and Missouri law legalizing cannabis use, along with shifts in Florida law allowing medicinal use and decriminalizing possession, have increased the number of direct and indirect cannabis-related businesses in some of the states in which Busey operates, and therefore increases the likelihood that Busey Bank could interact with such businesses, as well as their owners and employees. Such interactions could create additional legal, regulatory, strategic, and reputational risk to Busey Bank and First Busey Corporation.

Busey is or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Busey may be subject to lawsuits, governmental inquiries, or self-regulatory reviews. These proceedings could result in penalties, adverse judgments, or operational restrictions. While accruals are established for legal contingencies when losses are probable and estimable, outcomes may exceed these amounts, and accordingly, Busey's ultimate losses may be higher, possibly significantly so, than the amounts accrued for legal loss contingencies, which could adversely affect Busey's financial condition and results of operations.

See *"Note 18. Outstanding Commitments and Contingent Liabilities"* in the Notes to the Consolidated Financial Statements for information regarding an inquiry from the Illinois Secretary of State, pursuant to which the Illinois Secretary of State asked for additional information regarding certain of Busey's franchise tax filings and the calculation of amounts due thereunder.

CREDIT AND LENDING RISKS

Heightened credit risk associated with lending activities may result in insufficient credit loss provisions, which could have material adverse effects on Busey's results of operations and financial condition.

Busey's lending activities involve inherent risks, including borrower nonpayment, fluctuations in collateral value, and the effects of economic and market conditions. These risks have been amplified by recent economic factors, such as elevated interest rates, inflationary pressures, and a more cautious economic outlook. Busey employs rigorous underwriting standards, monitors industry and geographic loan concentrations, and conducts both internal and external independent loan reviews to mitigate these risks. Despite these efforts, credit risks cannot be entirely eliminated, and borrower defaults could lead to increased non-performing loans, charge-offs, delinquencies, and higher ACL provisions.

Busey's commercial loan portfolio reflects a strategic focus on maintaining robust credit quality. However, there are inherent risks in any lending activity, including uncertainties in collateral values, borrower cash flows, and broader economic conditions. To mitigate credit risk, Busey employs rigorous loan approval procedures, monitors concentrations within industries and geographic locations, and conducts independent reviews through internal and external assessments. Stress testing at both the borrower and portfolio levels helps identify vulnerabilities, but such measures cannot fully eliminate credit risks. Borrowers across various industries may face challenges due to sector-specific pressures or macroeconomic factors, which could lead to elevated non-performing loans, charge-offs, or provisioning needs.

Busey establishes the ACL based on detailed analyses of the loan portfolio and broader market conditions, incorporating management judgments and forward-looking forecasts. While management considers the ACL adequate to absorb probable losses, unforeseen economic disruptions or borrower-specific events could necessitate additional provisions, adversely affecting financial performance.

High levels of non-performing assets could reduce Busey's profitability and strain operational resources.

Non-performing assets negatively impact Busey's financial condition through lost interest income, increased loan administration costs, and adverse effects on efficiency ratios. The resolution of these assets demands significant management attention and regulatory compliance, which can divert resources from other priorities. Non-performing loans and OREO properties elevate Busey's risk profile and require ongoing vigilance to minimize financial and operational disruptions.

Loan concentrations in volatile markets could increase Busey's exposure to economic downturns, adversely impacting financial stability.

Busey may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or geographic location of the borrower or collateral. CRE represents an important component of Busey's loan portfolio and is inherently sensitive to economic fluctuations. Busey's two primary categories of CRE are (1) CRE that is occupied by the property owner, and (2) CRE that is held as investment property. The risks associated with these categories differ, as provided below:

- **Occupant owned CRE:** The repayment of occupant owned CRE loans is largely dependent on the performance of the underlying business occupying the property. If the borrower's business experiences financial challenges or operational disruptions, it may impact their ability to service the loan. However, occupant owned CRE loans generally benefit from the borrower's vested interest in maintaining the property for their own business operations, which may reduce the risk of customer default.

- **Investor owned CRE:** In contrast, investor owned CRE loans are primarily reliant on property cash flows generated by third-party tenants. These loans are particularly sensitive to factors such as reduced rental income, higher vacancy rates, and regulatory changes. Declines in market demand, economic downturns, or increased tenant defaults could significantly impact the borrower's ability to repay these loans.

Declining borrower cash flows and fluctuating collateral values may lead to significant losses across Busey's commercial loan portfolio.

Busey's commercial loans are primarily underwritten based on the identified cash flow of the borrower, with collateral serving as secondary support. Credit enhancements often include pledged collateral and personal guarantees, which enhance the likelihood of repayment. However, the availability of funds for repayment—particularly for loans secured by accounts receivable—may depend significantly on the borrower's ability to collect from their customers. In periods of economic recession, this capacity could decline, increasing repayment risks.

Collateral securing loans may depreciate over time, be difficult to appraise, or fluctuate in value based on the borrower's business performance. With larger commercial loans and the less readily marketable nature of collateral, even a small number of loan loss incidents could materially impact Busey's financial condition and operational results.

Real estate construction, land acquisition, and development loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and Busey may be exposed to significant losses on loans for these projects.

Construction, land acquisition, and development loans involve additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project, and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and to estimate the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If Busey's appraisal of the value of the completed project proves to be overstated, or market values or rental rates decline, there may be inadequate security for the repayment of the loan upon completion of construction of the project. If Busey is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that it will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, Busey may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while it attempts to dispose of it.

Credit quality deterioration in investment securities may result in significant realized losses, impacting Busey's financial performance.

Busey's investment portfolio includes securities issued by government-sponsored agencies and non-government entities. While these securities offer portfolio diversification, they are subject to risks such as credit downgrades, collateral underperformance, and issuer defaults. These factors could result in realized losses, negatively impacting Busey's financial condition and results of operations.

CAPITAL AND LIQUIDITY RISKS

Failure to maintain sufficient capital to meet regulatory requirements could have material adverse effects on financial condition, liquidity, results of operations, and regulatory compliance.

Busey must meet regulatory capital requirements and maintain sufficient liquidity. Busey's ability to raise additional capital as needed will depend on conditions in the capital markets, economic conditions, and a number of other factors, including investor perceptions regarding the banking industry, market conditions, and governmental activities, many of which are outside Busey's control, as well as on its financial condition and performance. Accordingly, Busey cannot guarantee that it will be able to raise additional capital if needed or on terms acceptable to the Company. In particular, if Busey is required to raise additional capital in the current interest rate environment, Busey believes the pricing and other terms investors may require in such an offering may not be attractive to the Company.

Busey's failure to continue to maintain capital ratios in excess of the amounts necessary to be considered "well-capitalized" for bank regulatory purposes could affect customer confidence, its ability to grow, its costs of funds, the cost of FDIC insurance, its ability to pay dividends to its stockholders on outstanding stock, its ability to make acquisitions, and its business, results of operations, and financial condition. Furthermore, under FDIC rules, if Busey ceases to meet the requirements to be considered a "well-capitalized" institution for bank regulatory purposes, the interest rates it pays on deposits and its ability to accept, renew, or rollover deposits, particularly brokered deposits, may be restricted.

Liquidity risks could affect operations and jeopardize Busey's business, financial condition, and results of operations.

Liquidity is essential to Busey's business. An inability to raise funds through deposits, borrowings, sales of securities, sales of loans, and other sources could have a substantial negative effect on liquidity. Busey's primary sources of funds consist of deposits and funds from sales of investment securities, investment maturities and sales, and cash from operations. Additional liquidity is available through repurchase agreements, brokered deposits, and the ability to borrow from the Federal Reserve Bank and the FHLB. Access to funding sources in amounts adequate to finance or capitalize Busey's activities or on terms that are acceptable to the Company could be impaired by factors that affect it directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. In addition, increased competition with the largest banks and fintechs for retail deposits may impact Busey's ability to raise funds through deposits and could have a negative effect on Busey's liquidity. Any decline in available funding and/or capital could adversely impact Busey's ability to originate loans, invest in securities, meet its expenses, pay dividends to its stockholders, or meet deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, financial condition, and results of operations.

COMPETITIVE AND STRATEGIC RISKS

If securities or industry analysts do not publish or cease publishing research reports about Busey, if they adversely change their recommendations regarding Busey's stock, or if Busey's operating results do not meet their expectations, the price of Busey's stock could decline.

The trading market for Busey's common stock is significantly influenced by research and reports from industry analysts. Limited or negative analyst coverage could reduce the stock's demand, market price, and trading volume. Downgrades, unfavorable comparisons with competitors, or operating results that fall short of analyst expectations may further negatively affect stock performance. The cessation of analyst coverage could exacerbate these challenges, diminishing interest in Busey's stock.

Intense competition from traditional banks and fintech companies threatens market share.

Busey operates in highly competitive markets across Illinois, Missouri, Indiana, and Florida, with competitors ranging from national and regional banks to fintech companies offering digital-first solutions. The rise of financial technology has introduced new challengers, including non-banks and large technology corporations, that offer services traditionally provided by banks, such as credit issuance, payment processing, and deposit alternatives.

Technological innovations, such as digital wallets, peer-to-peer lending, and blockchain-based transactions attract consumer interest and present a risk of disintermediation, where banks are bypassed as intermediaries. To remain competitive, Busey must continuously invest in innovation and adapt to evolving customer preferences. Failure to do so could lead to reduced loans, deposits, commissions, and profitability, adversely impacting Busey's financial performance.

Failure to adapt to rapid technological advancements could erode competitiveness.

Technological advancements are reshaping the financial services industry, requiring organizations to balance external competitiveness with internal technological efficiency. Meeting evolving customer expectations for convenience, security, and personalization requires significant investment in innovation and adaptation. Falling behind in the adoption of innovative technologies could result in difficulties attracting new customers, retaining existing ones, and maintaining competitiveness.

Emerging trends, such as generative artificial intelligence, have the potential to disrupt the industry. Although generative artificial intelligence offers opportunities to enhance operational efficiency, it also introduces risks, including fraud, security vulnerabilities, and compliance challenges. While incorporating new technologies into Busey's business is important in maintaining competitiveness, implementation of such technologies must prioritize security and compliance, which may delay its adoption.

Busey's strategy of pursuing acquisitions exposes Busey to financial, execution, and operational risks that could negatively affect Busey.

Acquisitions remain a cornerstone of Busey's growth strategy, exemplified by the planned CrossFirst acquisition. While acquisitions provide opportunities for earnings enhancement and market expansion, they also involve significant risks:

- **Integration Risks:** Aligning systems, procedures, and personnel as well as harmonizing organizational cultures can be complex and disruptive, potentially negatively impacting customers. To realize anticipated benefits from a merger, Busey must successfully integrate an acquired company into its existing businesses, risk management framework, compliance systems, and corporate culture, in a manner that permits the anticipated benefits to be realized and that does not materially disrupt existing client relationships or result in decreased revenues due to the loss of clients.

- **Credit Quality and Unknown Liabilities:** Acquired assets may carry hidden risks that adversely affect financial performance. Insufficient or inadequate due diligence, beyond credit quality, could exacerbate these challenges.

- **Market Conditions:** The price of acquisitions fluctuates with market conditions. Busey has experienced times during which acquisitions could not be made in specific markets at prices that Busey's management considered acceptable, and Busey expects that it will experience this condition in the future in one or more markets.

- **Employee Attrition:** The integration process can lead to employee turnover, particularly among key personnel. The success of a merger is dependent, in part, on Busey's ability to retain the talents and dedication of key employees. During an acquisition, it is possible that key employees may decide not to remain with the acquired company while the merger is pending or with Busey after the merger. If Busey is unable to retain key employees, including management, who are critical to the successful integration and future operations of the combined company, Busey could face disruptions in its operations, loss of key information, expertise, or know-how, and unanticipated additional recruitment costs. In addition, following a merger, if key employees terminate their employment, Busey's business activities may be adversely affected, and management's attention may be diverted from successfully hiring suitable replacements, all of which may cause Busey's business to suffer.

- **Financing Challenges:** Acquisitions often require incurring debt or issuing new shares, thereby increasing Busey's leverage and diminishing its liquidity. Issuing capital stock to the sellers in an acquisition or to third-parties to raise capital could dilute the interests of Busey's existing stockholders. Issuance of new shares of Busey common stock may result in fluctuations in the market price of Busey common stock, including a stock price decrease.

- **Substantial acquisition costs:** With any acquisition, Busey may incur a number of non-recurring costs associated with the merger and integration. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, printing costs, system conversion costs, added facilities costs, and other related costs. Further, Busey could incur due diligence expenses which may not result in an acquisition.

- **Delayed or unrealized benefits:** The time period in which anticipated benefits of a merger are fully realized may take longer than anticipated, or Busey may be unsuccessful in realizing the anticipated benefits from mergers and future acquisitions.

Introduction of new products and services carries financial and strategic risks.

Busey strives to serve customers with a competitive product set and relevant services. While introducing new lines of business or innovative products and services supports this goal, these efforts carry inherent risks. Competitive pressures, underdeveloped markets, or unforeseen challenges can lead to delayed timelines and missed profitability targets. Significant investments in technology and marketing may not yield the desired outcomes, potentially negatively affecting operating results.

Digital asset trends introduce regulatory, competitive and scalability challenges.

While Busey does not currently offer digital asset products, such as cryptocurrencies or stablecoins, the global adoption of digital assets presents competitive and regulatory challenges. The appeal of digital assets lies in their transaction speed, cross-border capabilities, and anonymity. However, these attributes also introduce risks, including fraud, volatility, and limited regulatory oversight.

As digital asset adoption grows, Busey must remain vigilant to market dynamics and regulatory developments. Additionally, the ability to effectively and efficiently scale operations to meet customer demand is critical. Failure to scale effectively could constrain Busey's ability to invest in competitive products, hampering long-term growth and competitiveness.

Busey's ability to navigate competitive pressures and strategic challenges depends on proactive investments in innovation, efficient integration of acquisitions, and the ability to anticipate and adapt to emerging trends.

ACCOUNTING AND TAX RISKS

Financial statements are created, in part, by estimates, assumptions, and methods used by management, which, if incorrect, could cause unexpected losses in the future.

Busey's financial performance is impacted by accounting principles, policies, and guidelines. Some of these policies require the use of estimates and assumptions that may affect the value of assets or liabilities and financial results. Certain accounting policies are critical and require management to make subjective and complex judgments about matters that are inherently uncertain, and materially different amounts could be reported under different conditions or using different assumptions. If such estimates or assumptions underlying Busey's Consolidated Financial Statements are incorrect, the Company may experience material losses.

One such assumption and estimate is the valuation analysis of Busey's goodwill and other intangible assets. Although Busey's analysis does not indicate impairments exist, the Company is required to perform additional impairment assessments on at least an annual basis, which could result in future impairment charges. Any future impairment of goodwill or other intangible assets, whether based on the current balances or future balances arising out of acquisitions, could have a material adverse effect on the results of operations by reducing net income or increasing net losses.

Changes in accounting principles or guidelines could adversely affect financial reporting.

Periodically, agencies such as the FASB or the SEC change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of Busey's Financial Statements. These changes are beyond Busey's control, can be difficult to predict, and could materially impact how Busey reports its financial condition and results of operations. In addition, trends in financial and business reporting, including environmental, social, and governance related disclosures, could require Busey to incur additional reporting expense. Changes in these standards are continuously occurring, and the implementation of such changes could have a material adverse effect on Busey's financial condition and results of operations.

Busey is subject to changes in tax law and may not realize tax benefits which could adversely affect its results of operations.

Changes in tax laws at national or state levels could have an effect on Busey's short-term and long-term earnings. Tax law changes are both difficult to predict and beyond Busey's control. Changes in tax laws could affect Busey's earnings, its customers' financial positions, or both.

Deferred tax assets are designed to reduce subsequent period income tax expense. They arise, in part, as a result of net loss carry-overs, and other book accounting to tax accounting differences, for items such as expected credit losses, stock-based compensation, and deferred compensation. Deferred tax assets are recorded for such items when it is anticipated that the tax consequences will be recognized in earnings in future periods. A valuation allowance is established against a deferred tax asset when it is unlikely the future tax effects will be realized. Significant judgment by management about matters that are, by nature, uncertain is required to record a deferred tax asset and establish a valuation allowance.

In evaluating the need for a valuation allowance, Busey estimates future taxable income based on management forecasts and tax planning strategies that may be available to the Company.

While Busey has determined that no valuation allowance is currently required for any deferred tax assets, if future events differ significantly from current forecasts, the Company may need to establish a valuation allowance against its net deferred tax assets, which would have a material adverse effect on its results of operations and financial condition. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods prior to the expiration of the related net operating losses and may be limited by Section 382 of the Internal Revenue Code.

Investments in tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on Busey's financial results.

Busey invests in certain tax-advantaged projects promoting affordable housing, community development, and other community revitalization projects. These investments are designed to generate a return primarily through the realization of federal and state income tax credits and other tax benefits over specified periods. Busey is subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required at the project level, may fail to meet certain government compliance requirements and may not be realized.

The potential inability to realize these tax credits and other tax benefits could negatively impact Busey's financial results. The ultimate realization of these benefits depends upon having sufficient taxable income and on many other factors outside of Busey's control, including changes in the applicable tax code and the ability of the projects to be completed. Busey continues to monitor tax law developments and compliance with applicable regulations to mitigate these risks.

OPERATIONAL RISKS

Busey's framework for managing risks may not be fully effective in mitigating risk and loss.

Busey's risk management framework is designed to identify, measure, monitor, and analyze a broad spectrum of risks, including compliance, operational, and reputational risks. However, as with any framework, inherent limitations exist, particularly as new risks emerge or previously unidentified vulnerabilities become apparent.

The effectiveness of this framework depends on its alignment with Busey's evolving risk profile, especially in light of the planned CrossFirst merger. As the organization grows in complexity, risks related to integration, system coordination, and operational oversight may challenge the framework's capacity to adapt. Failures to effectively manage these risks could adversely impact Busey's financial condition, regulatory standing, and overall operational stability.

To address these challenges, Busey continuously refines its processes, leveraging advanced risk assessment tools and seeking alignment with industry best practices. Despite these efforts, no risk management framework is foolproof, and unforeseen losses or disruptions remain a possibility.

Technological investments drive efficiency but introduce cybersecurity risks.

Busey's ongoing investments in technology infrastructure have strengthened operational efficiency, enhanced client service delivery, and supported the scaling of key business functions. Initiatives such as enterprise-wide automation, cloud integration, and enhanced data analytics capabilities have positioned Busey as a forward-thinking financial institution. However, these advancements introduce vulnerabilities, including the risk of cyber-attacks and operational disruptions.

The Federal Reserve's November 2024 Financial Stability Report has emphasized growing threats posed by sophisticated cyber-attacks. These threats not only compromise data integrity but also pose significant reputational and financial risks. For example:

- **Supply Chain Risk Amplification**: Third-party vendors and their subcontractors introduce multi-layered risks, complicating oversight and heightening the likelihood of service interruptions or compliance breaches.

- **Advanced Cyber Threats**: As bad actors deploy increasingly sophisticated tactics, including artificial intelligence-driven impersonation and malware, the effectiveness of traditional cybersecurity defenses is diminished.

To mitigate these risks, Busey has implemented robust cybersecurity protocols, regular system audits, and incident response plans. The use of artificial intelligence-powered tools, such as Verafin, provide additional layers of fraud detection, enabling proactive threat management. However, as cybersecurity threats evolve, the possibility of system penetration persists even with robust security protocols in place.

Outsourcing dependencies could disrupt operations and increase compliance risks.

Busey's reliance on secure and resilient systems to manage customer relationships, transactions, and data underscores the critical importance of operational stability. Outsourcing arrangements introduce risks tied to service disruptions, compliance violations, and vulnerabilities stemming from subcontractors in downstream supply chains.

This cascading outsourcing structure adds complexity to communication and coordination, particularly when vendors operate in regions with varying regulatory standards. Risks are further amplified by geopolitical tensions, trade restrictions, or cyberattacks targeting these external partners.

Failures or breaches in these systems could disrupt Busey's operations, damage its reputation, or result in significant legal exposure. While Busey conducts rigorous due diligence when selecting third-party providers, residual risks from subsequent outsourcing tiers remain challenging to eliminate entirely.

Fraudulent activities could erode financial stability and customer trust.

The rising sophistication of fraudulent schemes poses a persistent challenge for financial institutions, with Busey being no exception. Fraudulent activities, such as identity theft, phishing, and unauthorized transactions, could result in financial losses, regulatory penalties, and erosion of customer trust.

Busey employs a multi-layered approach to fraud prevention, including internal controls, insurance coverage, and advanced fraud detection tools, like Verafin. However, even robust frameworks may not fully eliminate risks, particularly as threat actors adapt their tactics to exploit emerging vulnerabilities.

Busey's ability to attract and retain key personnel may affect future growth and earnings.

Busey's ability to attract and retain experienced management and qualified personnel is critical to sustaining growth and executing its strategic objectives. The leadership transitions associated with the CrossFirst merger highlight the importance of talent management in preserving operational continuity.

In addition to retaining key leaders, Busey's ability to build a diverse and skilled workforce is essential to implementing its community-based strategy effectively. The unexpected departure of high-performing employees or difficulty in recruiting specialized talent could disrupt operations, delay strategic initiatives, or increase costs associated with workforce realignment.

Damage resulting from negative publicity could harm Busey's reputation and adversely impact its business and financial condition.

Busey's ability to attract and retain customers, investors, and employees is contingent upon maintaining trust. Negative public opinion could result from the Company's actual or alleged conduct in a number of activities, including, but not limited to, employee misconduct, failure or perceived failure to deliver appropriate standards of service and quality, faulty lending practices, compliance failures, security breaches, corporate governance, sharing or inadequate protection of customer information, failure to comply with laws or regulations, and actions taken by government regulators and community organizations in response to that conduct.

The CrossFirst merger further underscores the importance of preserving a positive reputation during this period of transformation. Mergers often attract heightened scrutiny from regulators, investors, and the public, amplifying the potential for reputational risks. Missteps in integration, such as service disruptions, a perceived decline in quality, or employee dissatisfaction could adversely impact public perception.

The results of such actual or alleged misconduct or missteps could include customer dissatisfaction, inability to attract potential acquisition prospects, litigation, and heightened regulatory scrutiny. These outcomes may lead to lost revenue, higher operating costs, and harm to Busey's reputation. Despite the cost or efforts made by the Company to address issues arising from reputational harm, there is no assurance that these efforts could fully mitigate adverse impacts on Busey's business, financial condition, and results of operations.

Rapid adoption of generative artificial intelligence technologies introduces operational vulnerabilities.

The rapid adoption of generative artificial intelligence technologies introduces a range of operational risks, including intellectual property disputes, compliance challenges, and data privacy concerns. The use of artificial intelligence in fraud schemes, such as impersonation attacks and social engineering, underscores the urgency of proactive governance.

Busey remains committed to addressing these risks through advanced technological tools, regular assessments, and collaboration with industry peers to stay ahead of evolving threats.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Busey maintains a cyber security risk management program designed to prevent, detect, and respond to information security threats. The program is designed to align with the Cyber Risk Institute's Profile framework, which is based on the National Institute of Standards and Technology's Cybersecurity Framework. The program is led by Busey's Chief Information Security Officer ("CISO"). Busey's CISO has been in the role since September 2020 and has over 15 years of experience across external and internal audit, technology risk management, and cybersecurity matters, spanning various industries primarily within the financial services sector, but also including healthcare, technology, consumer products, and manufacturing for both regional and multinational corporations. Busey's cyber security risk management program is a key part of the Company's overall risk management system, which is administered by the Chief Risk Officer.

Busey's cyber security risk management program includes administrative, technical, and physical safeguards to help ensure the security and confidentiality of customer records and information. Busey has long devoted significant resources to assessing, identifying, and managing risks associated with cybersecurity threats, including:

- Establishing an internal cybersecurity team that is responsible for conducting regular assessments of Busey's information systems, existing controls, vulnerabilities, and potential improvements;

- Employing continuous monitoring tools that can detect and help respond to cybersecurity threats in real-time;

- Performing due diligence with respect to third-party service providers, including their cybersecurity practices, and requiring contractual commitments from Busey's service providers to take certain cybersecurity measures;

- Ongoing monitoring and assessment of third-party vendors' cybersecurity practices, including regular audits, compliance checks, and incident reporting requirements;

- Engaging third-party cybersecurity consultants, who conduct periodic penetration testing, vulnerability assessments, and other procedures to identify potential weaknesses in Busey's systems and processes;

- Mandating periodic cybersecurity training for Busey's workforce, which includes awareness programs on phishing, social engineering, and other common cyber threats;

- Implementing access control measures such as multi-factor authentication, role-based access controls, and regular access reviews to ensure that only authorized personnel have access to critical systems and data;

- Using data encryption for both data at rest and data in transit to protect sensitive information; and

- Creating an incident response plan that outlines the steps to contain, mitigate, and remediate the impact of cybersecurity incidents, including communication protocols and post-incident analysis.

Busey's security and privacy policies and procedures are in effect across all of its businesses and geographic locations. Busey adheres to various regulatory requirements and standards, including the Gramm-Leach-Bliley Act to ensure compliance with data protection laws. Additionally, Busey maintains cybersecurity insurance coverage to mitigate potential financial impacts from cyber incidents.

Busey's board of directors, as a whole and through its Enterprise Risk Committee (the "Risk Committee"), is responsible for the oversight of risk management. In that role, Busey's board of directors and Risk Committee, with support from Busey's cybersecurity advisors, are responsible for ensuring that the risk management processes developed and implemented by management are adequate and functioning as designed. To carry out those duties, both the board of directors and the Risk Committee receive quarterly reports from Busey's management team regarding cybersecurity risks, and Busey's efforts to prevent, detect, mitigate, and remediate any cybersecurity incidents.

Busey's historical data indicates that while Busey has encountered cybersecurity threats and incidents, none have materially affected the Company. Still, Busey faces a number of cybersecurity risks in connection with its business, and it is possible that threats and incidents identified in the future could have a material adverse effect on Busey's business strategy, results of operations, and financial condition. For additional information on the risks that cybersecurity threats pose to Busey see *Item 1A. Risk Factors—Operational Risks."*

ITEM 2. PROPERTIES

First Busey Corporation's and Busey Bank's headquarters are located at 100 West University Avenue, Champaign, Illinois. FirsTech's headquarters is located at 130 North Water Street, Decatur, Illinois. These facilities, which are owned by the Company, house the executive and primary administrative offices of each respective entity. First Busey Corporation and its subsidiaries also own or lease other facilities, such as banking centers of Busey Bank, for business operations.

Busey considers its properties to be suitable and adequate for its present needs. None of the properties are subject to any material encumbrance.

ITEM 3. LEGAL PROCEEDINGS

As part of the ordinary course of business, First Busey Corporation and its subsidiaries are parties to litigation that is incidental to their regular business activities.

There is no material pending litigation, other than ordinary routine litigation incidental to its business, in which First Busey Corporation or any of its subsidiaries is involved or of which any of their property is the subject. Furthermore, there is no pending legal proceeding that is adverse to Busey in which any director, officer, or affiliate of Busey, or any associate of any such director or officer, is a party, or has a material interest.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK

Busey's common stock is traded on The Nasdaq Global Select Market under the symbol "BUSE."

Busey's board of directors and management are currently committed to continue paying regular cash dividends; however, no guarantee can be given with respect to future dividends, as they are dependent on certain regulatory restrictions, future earnings, capital requirements, and the financial condition of First Busey Corporation and its subsidiaries. See *"Item 1. Business— Supervision, Regulation, and Other Factors—Supervision and Regulation of First Busey Corporation—Dividend Payments"* and *"Item 1. Business—Supervision, Regulation, and Other Factors—Supervision and Regulation of Busey Bank—Dividend Payments"* for further discussion of these matters.

As of February 27, 2025, First Busey Corporation had 56,958,853 shares of common stock outstanding held by 1,766 holders of record. Additionally, there were an estimated 14,297 beneficial holders whose stock was held in street name by brokerage houses and nominees as of that date.

STOCK REPURCHASE PLAN

On February 3, 2015, First Busey Corporation's board of directors approved the Stock Repurchase Plan to enable Busey to purchase shares of its common stock through various means including purchases executed on the open market, through block trades or otherwise, and in privately negotiated transactions. The Stock Repurchase Plan provides Busey with treasury shares from which stock-based compensation can be issued, and it limits the number of outstanding shares that may be actively traded. The Stock Repurchase Plan does not obligate Busey to purchase any shares of its common stock, and has no expiration date. The Stock Repurchase Plan may be terminated, or the number of shares authorized for repurchase may be increased or decreased by Busey's board of directors at its discretion at any time.

Under the Stock Repurchase Plan, Busey's board of directors has authorized shares for repurchase as shown in the table below:

	Number of Shares Authorized
February 3, 2015	666,667
May 22, 2019	1,000,000
February 5, 2020	2,000,000
May 24, 2023	2,000,000

During the fourth quarter of 2024, Busey purchased no shares of its common stock pursuant to the Stock Repurchase Plan. As of December 31, 2024, Busey had 1,919,275 shares that may still be purchased under the Stock Repurchase Plan.

STOCK PERFORMANCE GRAPH

The following graph compares Busey's performance, as measured by the change in price of its common stock plus reinvested dividends, with the Nasdaq Composite and the S&P U.S. BMI Banks – Midwest Region for the five years ended December 31, 2024. Banks in the S&P U.S. BMI Banks – Midwest Region Index represent all Major Exchange Traded Banks in S&P Capital IQ's coverage universe that are headquartered in Colorado, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Ohio, South Dakota, and Wisconsin.



Cumulative Total Stockholder Return

Index	2019	2020	2021	2022	2023	2024
				As of December 31,		
First Busey Corporation	$100.00	$ 82.03	$107.26	$101.45	$106.61	$105.30
S&P U.S. BMI Banks – Midwest Region	100.00	85.98	113.59	98.03	100.08	122.10
Nasdaq Composite	100.00	144.92	177.06	119.45	172.77	223.87

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Unaudited)

Contents of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (Unaudited) ("MD&A")

SCOPE OF DISCUSSION

The following is management's discussion and analysis of the financial condition as of December 31, 2024, and 2023, and the results of operations for the years ended December 31, 2024, 2023, and 2022, of First Busey Corporation and its subsidiaries. It should be read in conjunction with *"Item 1. Business,"* the Consolidated Financial Statements, and the related Notes to the Consolidated Financial Statements included in this Annual Report.

Detailed discussion and analysis of Busey's financial condition and results of operation for 2024 as compared to 2023 can be found below. Comparison of 2023 to 2022 can be found in *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations"* of Busey's 2023 Annual Report.

BUSEY'S CONSERVATIVE BANKING STRATEGY

Busey's financial strength is built on a long-term conservative operating approach. The quality of Busey's core deposit franchise is a critical value driver of the institution. Busey remains substantially core deposit[1] funded, with robust liquidity and significant market share in the communities Busey serves. As of December 31, 2024, Busey's loan to deposit ratio was 77.1% and core deposits[1] represented 96.5% of total deposits. Furthermore, Busey has sufficient on- and off-balance sheet liquidity to manage deposit fluctuations and the liquidity needs of its customers.

Busey's credit performance reflects its highly diversified, conservatively underwritten loan portfolio, which has been originated predominantly to established customers with tenured relationships with Busey. Busey's approach to lending and its underwriting standards are designed to emphasize relationship banking rather than transactional banking. In addition, as a matter of both policy and practice, Busey limits concentration exposures in any particular loan segment. As a result, asset quality remains strong by both Busey's historical and current industry trends.

Busey's conservative banking strategy is reflected in the strength of its capital base. Busey strives to consistently maintain capital ratios well in excess of thresholds required to be designated as well capitalized by applicable regulatory guidelines, thereby ensuring financial strength and flexibility across economic and operating cycles. At December 31, 2024, Busey's leverage ratio of Tier 1 capital to average assets was 11.1%, its common equity Tier 1 capital to risk weighted assets ratio was 14.1%, and its total capital to risk weighted assets ratio was 18.5%.

Busey executed a two-part balance sheet repositioning strategy in 2024

During the first quarter of 2024, Busey sold the mortgage servicing rights on approximately $923.5 million of one- to four-family mortgage loans for a pre-tax gain of $7.7 million, which enabled Busey to sell available-for-sale investment securities with a book value of approximately $108.2 million for a pre-tax loss of $6.8 million with no resulting negative impact to tangible capital. At the time of the sale, the securities sold yielded a weighted average rate of 1.98% and had a weighted-average life of 2.3 years.

CRITICAL ACCOUNTING ESTIMATES

Busey has established various accounting policies that govern the application of GAAP in the preparation of its Consolidated Financial Statements. Significant accounting policies are described in *"Note 1. Significant Accounting Policies"* in the Notes to the Consolidated Financial Statements.

---

[1] Core deposits is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures, see *"Item 1. Business—Non-GAAP Financial Information."*

Critical accounting estimates are those that are critical to the portrayal and understanding of Busey's financial condition and results of operations and require management to make assumptions that are subjective or complex. These estimates involve judgments, assumptions, and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending on the severity of such changes, the possibility of a materially different financial condition or materially different results of operations is a reasonable likelihood. Further, changes in accounting standards could impact Busey's critical accounting estimates. Management has reviewed these critical accounting estimates and related disclosures with Busey's Audit Committee. The following estimates could be deemed critical:

Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair value on the date of acquisition. Fair values are determined based on the definition of "fair value" defined in ASC Topic 820 *"Fair Value Measurement"* as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The determination of fair values is based on valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. In addition, Busey engages third party specialists to assist in the development of fair values.

The fair value of a loan portfolio acquired in a business combination generally requires greater levels of management estimates and judgment than other assets acquired or liabilities assumed. Acquired loans are within the scope of ASC Topic 326 *"Financial Instruments-Credit Losses."* However, the offset to record the allowance on acquired loans at the date of acquisition depends on whether or not the loan is classified as PCD. The allowance for PCD loans is recorded through a gross-up effect, while the allowance for acquired non-PCD loans is recorded through provision expense, consistent with originated loans. Thus, the determination of which loans are PCD and non-PCD can have a significant effect on the accounting for these loans.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired using the acquisition method of accounting. Goodwill is not amortized; instead, Busey assesses the potential for impairment on an annual basis or more frequently if events and circumstances indicate that goodwill might be impaired. Management applies significant judgement when testing goodwill for impairment, such as the valuation approach chosen, market multiples for competitors used in the calculation, and forecasts of business outlook.

Income Taxes

Busey is subject to the income tax laws of U.S., as well as the tax laws of the individual states and municipalities in which the Company conducts its operations. These laws are often complex and subject to nuanced interpretations.

Income taxes are estimated for the tax effects of the transactions reported on Busey's Consolidated Financial Statements and consist of an expense for taxes currently due plus assets and/or liabilities for deferred taxes. Deferred taxes represent the future tax consequences of differences between the tax basis and accounting basis of certain assets and liabilities, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are estimates that are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Deferred taxes are reported in other assets or other liabilities on the Consolidated Balance Sheets. Estimated income tax expense is reported on the Consolidated Statements of Income.

In establishing its provision for income taxes and its estimates of deferred tax assets and liabilities, Busey must make judgments and interpretations about the application of inherently complex tax laws. Busey must also make estimates about when in the future certain items will affect taxable income. Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit. Although Busey's management believes that its judgments are sound and its tax estimates are reasonable, interpretations of tax law applied by the taxing jurisdictions could differ. As such, Busey may be exposed to losses or gains, which could be material. An unfavorable tax settlement would result in an increase in Busey's effective income tax rate in the period of resolution. A favorable tax settlement would result in a reduction in Busey's effective income tax rate in the period of resolution.

Allowance for Credit Losses

Busey calculates the ACL at each reporting date. Busey recognizes an allowance for the lifetime expected credit losses for the amount it does not expect to collect. Measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported book value. The calculation also contemplates that Busey may not be able to make or obtain such forecasts for the entire life of the financial assets and requires a reversion to historical credit loss information.

In determining the ACL, management relies predominantly on a disciplined credit review and approval process that extends to the full range of Busey's credit exposure. The ACL must be determined on a collective (pool) basis when similar risk characteristics exist. On a case-by-case basis, Busey may conclude that a loan should be evaluated on an individual basis based on disparate risk characteristics.

Loans deemed uncollectible are charged against and reduce the ACL. A provision for credit losses is charged to current expense and acts to replenish the ACL in order to maintain the ACL at a level that management deems adequate.

Determining the ACL involves significant judgments and assumptions. Macroeconomic forecasts provided by a third party and the economic indices sourced are significant judgments used in determining the allowance. Changes in these economic forecasts could significantly affect the ACL and lead to materially different amounts from one period to the next. Additionally, prepayment assumptions impact model output. Further, Busey completes a quarterly evaluation of several qualitative factors to determine if there should be adjustments made to the ACL. These factors include economic conditions, collateral, concentrations, delinquency trends, portfolio composition, underwriting, and certain other risks. Significant downturns relating to loan quality and economic conditions could result in a requirement for an additional allowance. Likewise, an upturn in loan quality and improved economic conditions may allow for a reduction in the required allowance. Because of the nature of the judgments and assumptions made by management, actual results may differ from these judgments and assumptions.

RESULTS OF OPERATIONS — THREE YEARS ENDED DECEMBER 31, 2024

Net Income

Results of Busey's operations are presented below, segregated by operating segment *(dollars in thousands)*:

| | | Years Ended December 31, | |
	2024	2023	2022
Net income			
Banking	$ 117,266	$ 123,853	$ 131,596
Wealth Management	22,030	18,804	18,543
FirsTech	(670)	830	847
Other	(24,935)	(20,922)	(22,675)
Net income	$ 113,691	$ 122,565	$ 128,311

Operating Performance Metrics

Operating performance metrics presented in the table below have been derived from information used by management to monitor and manage Busey's financial performance *(dollars in thousands, except per share amounts)*:

| | | Years Ended December 31, | |
	2024	2023	2022
Net income	$ 113,691	$ 122,565	$ 128,311
Adjusted net income (Non-GAAP)[1]	119,805	126,012	131,910
Diluted earnings per common share	$ 1.98	$ 2.18	$ 2.29
Adjusted diluted earnings per common share (Non-GAAP)[1]	2.08	2.24	2.35
Return on average assets	0.94 %	1.00 %	1.03 %
Adjusted return on average assets (Non-GAAP)[1]	0.99 %	1.03 %	1.06 %
Return on average tangible common equity (Non-GAAP)[1]	11.65 %	14.62 %	15.56 %
Adjusted return on average tangible common equity (Non-GAAP)[1]	12.28 %	15.03 %	15.99 %
Pre-provision net revenue (Non-GAAP)[1]	$ 167,996	$ 158,502	$ 168,493
Adjusted pre-provision net revenue (Non-GAAP)[1]	167,317	172,290	179,424
Pre-provision net revenue to average total assets (Non-GAAP)[1]	1.39 %	1.29 %	1.35 %
Adjusted pre-provision net revenue to average total assets (Non-GAAP)[1]	1.39 %	1.41 %	1.44 %

1. See *"Item 1. Business—Non-GAAP Financial Information."*

Non-Operating Expenses and Non-GAAP Measures

Busey views certain non-operating items, such as acquisition-related expenses and restructuring charges, as adjustments to net income reported under GAAP. Non-operating pretax adjustments were as follows for the periods presented *(dollars in thousands)*:

		Years Ended December 31,				
	2024		**2023**		**2022**	
Non-operating expenses						
Salaries, wages, and employee benefits	$	1,580	$	3,760	$	2,996
Data processing		548		—		214
Net occupancy expense of premises and furniture and equipment expenses		134		—		—
Professional fees		4,891		435		312
Other noninterest expense		987		133		1,015
Total non-operating expenses	$	8,140	$	4,328	$	4,537
Non-operating expenses by business objective						
Acquisition expenses[1]	$	6,901	$	357	$	1,059
Restructuring expenses[2]		1,239		3,971		3,478
Acquisition and restructuring expenses	$	8,140	$	4,328	$	4,537

_____

1. Acquisition expenses in 2024 were related to the acquisition of M&M, which was completed on April 1, 2024, as well as the planned merger with CrossFirst. For 2023, acquisition expenses were related to the then planned acquisition of M&M, as well as to exploratory costs. For 2022, acquisition expenses related to the integration of Cummins-American Corp. and its wholly-owned subsidiary, Glenview State Bank, following completion of this acquisition in 2021, as well as to exploratory costs.
2. Restructuring expenses were related to previously disclosed restructuring and efficiency plans and to corporate strategy advisement.

A reconciliation of non-GAAP measures, which Busey believes facilitates the assessment of its financial results and peer comparability, is included in tabular form in this Annual Report. See *"Item 1. Business—Non-GAAP Financial Information."*

Net Interest Income

Net interest income is the difference between interest income and fees earned on loans and investments ("interest-earning assets") and interest expense incurred on deposits and borrowings ("interest-bearing liabilities"). Interest rate levels and volume fluctuations within interest-earning assets and interest-bearing liabilities impact net interest income. Net interest margin is tax-equivalent net interest income as a percent of average interest-earning assets.

Certain assets with tax-favorable treatment are evaluated on a tax-equivalent basis, assuming a federal income tax rate of 21.0%. Tax-favorable assets generally have lower contractual pre-tax yields than fully taxable assets. A tax-equivalent analysis is performed by adding the tax savings to the earnings on tax-favorable assets. After factoring in the tax-favorable effects of these assets, the yields may be more appropriately evaluated against alternative earning assets. In addition to yield, various other risks are factored into the evaluation process.

Consolidated Average Balance Sheets and Interest Rates

The table below presents Busey's Consolidated Average Balance Sheets, detailing average balances for each major category of assets and liabilities, the interest income earned on interest-earning assets, the interest expense paid for interest-bearing liabilities, and the related interest yields for the periods indicated. Average information is provided on a daily average basis *(dollars in thousands)*:

Years Ended December 31,

	2024			2023			2022		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets									
Interest-bearing bank deposits and federal funds sold	$ 445,881	$ 22,441	5.03 %	$ 214,422	$ 10,531	4.91 %	$ 290,875	$ 3,097	1.06 %
Investment securities:									
U.S. Government obligations	5,495	158	2.88 %	79,669	578	0.73 %	179,557	1,079	0.60 %
Obligations of states and political subdivisions[1]	153,467	4,338	2.83 %	233,377	6,560	2.81 %	286,220	7,611	2.66 %
Other securities	2,567,526	69,786	2.72 %	2,875,769	76,568	2.66 %	3,265,271	61,591	1.89 %
Restricted bank stock	14,414	848	5.88 %	16,416	1,170	7.13 %	6,667	189	2.83 %
Loans held for sale	8,012	503	6.28 %	1,885	116	6.13 %	5,178	192	3.71 %
Portfolio loans[1,2]	7,804,629	427,300	5.47 %	7,759,472	387,193	4.99 %	7,445,962	288,615	3.88 %
Total interest-earning assets[1,3]	10,999,424	$ 525,374	4.78 %	11,181,010	$ 482,716	4.32 %	11,479,730	$ 362,374	3.16 %
Cash and due from banks	109,400			116,530			120,910		
Premises and equipment	121,663			124,565			131,657		
ACL	(89,369)			(92,991)			(89,387)		
Other assets	910,753			917,104			850,038		
Total assets	$ 12,051,871			$ 12,246,218			$ 12,492,948		
Liabilities and stockholders' equity									
Interest-bearing transaction deposits	$ 2,469,664	$ 42,925	1.74 %	$ 2,775,045	$ 43,268	1.56 %	$ 2,785,439	$ 7,150	0.26 %
Savings and money market deposits	3,246,507	74,536	2.30 %	2,870,397	37,038	1.29 %	3,326,259	4,237	0.13 %
Time deposits	1,584,953	61,002	3.85 %	1,406,928	43,679	3.10 %	846,738	4,725	0.56 %
Federal funds purchased and repurchase agreements	147,786	4,308	2.92 %	200,894	5,203	2.59 %	244,004	1,475	0.60 %
Borrowings[4]	240,137	13,651	5.68 %	500,301	26,881	5.37 %	309,175	15,932	5.15 %
Junior subordinated debt issued to unconsolidated trusts	74,037	4,648	6.28 %	71,894	3,853	5.36 %	71,716	3,029	4.22 %
Total interest-bearing liabilities	7,763,084	$ 201,070	2.59 %	7,825,459	$ 159,922	2.04 %	7,583,331	$ 36,548	0.48 %
Net interest spread[1]			2.19 %			2.28 %			2.68 %
Noninterest-bearing deposits	2,738,892			3,018,563			3,550,517		
Other liabilities	207,471			204,685			163,929		
Stockholders' equity	1,342,424			1,197,511			1,195,171		
Total liabilities and stockholders' equity	$ 12,051,871			$ 12,246,218			$ 12,492,948		
Interest income / earning assets[1,3]	$ 10,999,424	$ 525,374	4.78 %	$ 11,181,010	$ 482,716	4.32 %	$ 11,479,730	$ 362,374	3.16 %
Interest expense / earning assets	10,999,424	201,070	1.83 %	11,181,010	159,922	1.43 %	11,479,730	36,548	0.32 %
Net interest margin[1]		$ 324,304	2.95 %		$ 322,794	2.89 %		$ 325,826	2.84 %

1. On a tax-equivalent basis, assuming a federal income tax rate of 21.0%.
2. Non-accrual loans have been included in average portfolio loans.
3. Interest income includes tax-equivalent adjustments of $1.7 million for 2024, $2.2 million for each of 2023 and 2022. Interest income includes an immaterial amount of fees, net of deferred costs, related to Paycheck Protection Program loans for 2024 and 2023, and $1.9 million for 2022.
4. Borrowings include short-term borrowings, long-term debt, senior notes, and subordinated notes. Interest expense includes a non-usage fee on the revolving credit facility.

The following table presents, for the major components of interest-earning assets and interest-bearing liabilities, a breakout of changes in interest income and interest expense attributable to (1) changes in average volume and (2) changes in average yield. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on changes due to rate and changes due to volume (dollars in thousands):

| | Years Ended December 31, | | | | | |
| | 2024 vs. 2023 Change Due To | | | 2023 vs. 2022 Change Due To | | |
	Average Volume	Average Yield/Rate	Total Change	Average Volume	Average Yield/Rate	Total Change
Increase (decrease) in interest income						
Interest-bearing bank deposits and federal funds sold	$ 11,643	$ 267	$ 11,910	$ (1,013)	$ 8,447	$ 7,434
Investment securities:						
U.S. Government obligations	(919)	499	(420)	(691)	190	(501)
Obligations of state and political subdivisions	(2,259)	37	(2,222)	(1,466)	415	(1,051)
Other securities	(8,350)	1,568	(6,782)	(8,026)	23,003	14,977
Restricted bank stock	(132)	(190)	(322)	482	499	981
Loans held for sale	384	3	387	(161)	85	(76)
Portfolio loans	2,266	37,841	40,107	12,598	85,980	98,578
Change in interest income	2,633	40,025	42,658	1,723	118,619	120,342
Increase (decrease) in interest expense						
Interest-bearing transaction deposits	(5,029)	4,686	(343)	(27)	36,145	36,118
Savings and money market deposits	3,489	34,009	37,498	(752)	33,553	32,801
Time deposits	5,985	11,338	17,323	4,932	34,022	38,954
Federal funds purchased and repurchase agreements	(1,489)	594	(895)	(304)	4,032	3,728
Borrowings	(16,737)	3,507	(13,230)	9,485	1,464	10,949
Junior subordinated debt owed to unconsolidated trusts	118	677	795	8	816	824
Change in interest expense	(13,663)	54,811	41,148	13,342	110,032	123,374
Increase (decrease) in net interest income	$ 16,296	$ (14,786)	$ 1,510	$ (11,619)	$ 8,587	$ (3,032)
Percentage increase (decrease) in net interest income over prior period			0.5 %			(0.9)%

Notable changes in average assets and average liabilities are summarized as follows for the periods presented *(dollars in thousands)*:

	Years Ended December 31,		Change	% Change
	2024	2023		
Average interest-earning assets	$ 10,999,424	$ 11,181,010	$ (181,586)	(1.6)%
Average interest-bearing liabilities	7,763,084	7,825,459	(62,375)	(0.8)%
Average noninterest-bearing deposits	2,738,892	3,018,563	(279,671)	(9.3)%
Total average deposits	10,040,016	10,070,933	(30,917)	(0.3)%
Total average liabilities	10,709,447	11,048,707	(339,260)	(3.1)%
Average noninterest-bearing deposits as a percent of total average deposits	27.3 %	30.0 %	(270) bps	
Total average deposits as a percent of total average liabilities	93.7 %	91.2 %	250 bps	

Changes in net interest income and net interest margin are summarized as follows for the periods presented *(dollars in thousands)*:

	Years Ended December 31,		Change	% Change
	2024	2023		
Net interest income				
Interest income, on a tax-equivalent basis[1]	$ 525,374	$ 482,716	$ 42,658	8.8 %
Interest expense	(201,070)	(159,922)	(41,148)	(25.7)%
Net interest income, on a tax-equivalent basis[1]	$ 324,304	$ 322,794	$ 1,510	0.5 %
Net interest margin[1,2]	2.95 %	2.89 %	6 bps	

1. Assuming a federal income tax rate of 21.0%.
2. Net interest income expressed as a percentage of average earning assets, stated on a tax-equivalent basis.

After raising federal funds rates by a total of 525 bps between March 2022 and July 2023, the FOMC lowered rates by 100 bps beginning in September 2024. During 2024, in anticipation of the FOMC pivot to an easing cycle, Busey limited its exposure to term funding structures and intentionally priced savings specials to encourage maturing CD balances to migrate to managed rate non-maturity products. Beginning in September 2024 Busey began lowering rates on special priced deposit accounts and other managed rate products to benefit from the FOMC rate cuts. Busey continues to offer CD specials with shorter term structures as well as offering attractive premium savings rates to encourage rotation of maturing CD deposits into nimble pricing products. Beginning in the second quarter of 2024, Busey also saw the full benefit of the December 2023 and March 2024 targeted balance sheet repositioning in its net interest margin.

Net interest spread represents the difference between the average rate earned on earning assets and the average rate paid on interest-bearing liabilities, and is presented in the table below for the periods indicated:

	Years Ended December 31,		
	2024	2023	2022
Net interest spread[1]	2.19 %	2.28 %	2.68 %

1. Calculated on a tax-equivalent basis.

The net interest margin discussion above is based upon the results and average balances for the years ended December 31, 2024, 2023, and 2022. Annualized net interest margins for the quarterly periods indicated were as follows:

	2024	2023	2022
First Quarter	2.79 %	3.13 %	2.45 %
Second Quarter	3.03 %	2.86 %	2.68 %
Third Quarter	3.02 %	2.81 %	3.00 %
Fourth Quarter	2.95 %	2.75 %	3.24 %

Management attempts to mitigate the effects of an unpredictable interest-rate environment through effective portfolio management, prudent loan underwriting and pricing discipline, and operational efficiencies.

Noninterest Income

Changes in noninterest income are summarized in the tables below for the periods presented *(dollars in thousands)*:

	Years Ended December 31,		Change	% Change
	2024	2023		
Noninterest income				
Wealth management and payment technology solutions income:				
Wealth management fees	$ 63,630	$ 57,309	$ 6,321	11.0 %
Payment technology solutions	21,983	21,192	791	3.7 %
Combined, wealth management fees and payment technology solutions	85,613	78,501	7,112	9.1 %
Fees for customer services	30,933	29,044	1,889	6.5 %
Mortgage revenue	2,075	1,089	986	90.5 %
Income on bank owned life insurance	5,130	4,701	429	9.1 %
Realized net gains (losses) on the sale of mortgage servicing rights	7,724	—	7,724	100.0 %
Securities income:				
Realized net gains (losses) on securities	(7,033)	(28)	(7,005)	NM
Unrealized net gains (losses) recognized on equity securities	931	(2,171)	3,102	142.9 %
Net securities gains (losses)	(6,102)	(2,199)	(3,903)	(177.5)%
Other noninterest income	14,309	10,078	4,231	42.0 %
Total noninterest income	$ 139,682	$ 121,214	$ 18,468	15.2 %
Assets under care as of period end	$ 13,833,654	$ 12,136,869	$ 1,696,785	14.0 %

Total noninterest income was $139.7 million for the year ended December 31, 2024, an increase of 15.2% when compared with $121.2 million for the year ended December 31, 2023. Total noninterest income represented 30.2% of total revenue[2] in 2024, compared to 27.4% in 2023.

Wealth management fees increased by 11.0% to $63.6 million in 2024, compared to $57.3 million in 2023. Busey's Wealth Management division had $13.83 billion in assets under care as of December 31, 2024, compared to $12.14 billion as of December 31, 2023. Busey's portfolio management team continues to focus on long-term returns and managing risk in the face of volatile markets.

Payment technology solutions revenue relates to Busey's payment processing company, FirsTech. Payment technology solutions revenue increased by 3.7% to $22.0 million in 2024, compared to $21.2 million in 2023. Results for 2024 marked a new record high reported annual revenue for FirsTech.

Combined, revenues from wealth management fees and payment technology solutions represented 61.3% and 64.8% of Busey's noninterest income for the years ended December 31, 2024, and December 31, 2023, respectively, providing a complement to spread-based revenue from traditional banking activities. On a combined basis, revenue from these two critical operating areas was $85.6 million for the year ended December 31, 2024, a 9.1% increase from $78.5 million for the year ended December 31, 2023.

Fees for customer services increased by 6.5% to $30.9 million in 2024, compared to $29.0 million in 2023.

Mortgage revenue was $2.1 million in 2024, compared to $1.1 million in 2023. Increases were primarily related to sold-loan mortgage volume. General economic conditions and interest rate volatility may impact future mortgage revenue.

Income on bank owned life insurance increased by 9.1% to $5.1 million in 2024, compared to $4.7 million in 2023, resulting from a $0.1 million increase in earnings on death proceeds and a $0.3 million increase in the cash surrender value of the insurance policies.

A realized gain on the sale of mortgage servicing rights of $7.7 million was recognized in connection with Busey's strategic two-part balance sheet repositioning completed during 2024. Busey sold the mortgage servicing rights on approximately $923.5 million of one- to four-family mortgage loans, which enabled Busey to sell available for sale investment securities with a book value of approximately $108.2 million for a pre-tax loss of $6.8 million with no resulting negative impact to tangible capital.

Other income increased by 42.0% to $14.3 million in 2024, compared to $10.1 million in 2023. Increases in other income were primarily attributable to increases in commercial loan sales gains and venture capital income, as well as the addition of Life Equity Loan® servicing income beginning in the second quarter of 2024.

---

[2] Total revenue consists of net interest income plus noninterest income.

Noninterest Expense

Changes in noninterest expense are summarized in the tables below for the periods presented *(dollars in thousands)*:

| | Years Ended December 31, | | | |
	2024	2023	Change	% Change
Noninterest expense				
Salaries, wages, and employee benefits	$ 175,619	$ 162,597	$ 13,022	8.0 %
Data processing	27,124	23,708	3,416	14.4 %
Premises expenses:				
Net occupancy expense of premises	18,737	18,214	523	2.9 %
Furniture and equipment expenses	6,805	6,759	46	0.7 %
Combined, net occupancy expense of premises and furniture and equipment expenses	25,542	24,973	569	2.3 %
Professional fees	12,804	7,147	5,657	79.2 %
Amortization of intangible assets	10,057	10,432	(375)	(3.6)%
Interchange expense	6,001	6,864	(863)	(12.6)%
FDIC insurance	5,603	5,650	(47)	(0.8)%
Other noninterest expense	37,649	44,161	(6,512)	(14.7)%
Total noninterest expense	$ 300,399	$ 285,532	$ 14,867	5.2 %
Income taxes	$ 39,613	$ 31,339	$ 8,274	26.4 %
Effective income tax rate	25.8 %	20.4 %	540 bps	
Efficiency ratio (Non-GAAP)[1]	61.8 %	61.7 %	10 bps	
Adjusted efficiency ratio (Non-GAAP)[1]	61.0 %	60.7 %	30 bps	
Full-time equivalent associates as of period-end	1,509	1,479	30	2.0 %

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1. The efficiency ratio and adjusted efficiency ratio are both non-GAAP financial measures. For a reconciliation of non-GAAP financial measure to the most directly comparable GAAP financial measures, see *"Item 1. Business—Non-GAAP Financial Information."*

Total noninterest expense increased to $300.4 million for the year ended December 31, 2024, compared to $285.5 million for the year ended December 31, 2023, representing a year-over-year increase of 5.2%. Non-operating acquisition and other restructuring expenses increased to $8.1 million in 2024, compared to $4.3 million in 2023. The remaining increases can be attributed primarily to operating M&M Bank as a stand-alone bank from April 1, 2024, through June 21, 2024, and general inflationary pressures on compensation and benefits and to a lesser extent certain other expense categories. Busey expects to continue to prudently manage its expenses and to realize the full extent of M&M acquisition synergies in 2025.

Salaries, wages, and employee benefits increased to $175.6 million in 2024, compared to $162.6 million in 2023. Busey's total associate base consisted of 1,509 full-time equivalents as of December 31, 2024, compared to 1,479 at December 31, 2023, with the increase largely relating to the M&M acquisition. Busey recorded $1.6 million and $3.8 million of non-operating expenses during 2024 and 2023, respectively. Current trends continue to reflect a competitive labor market, maintaining pressure on costs related to attracting and maintaining Busey's skilled workforce.

Data processing expense increased to $27.1 million in 2024, compared to $23.7 million in 2023. Increases were primarily attributable to Company-wide investments in technology enhancements, as well as inflation-driven price increases.

Combined, net occupancy expense of premises and furniture and equipment expenses increased to $25.5 million in 2024, compared to $25.0 million in 2023. Primary cost drivers in these expense categories include lease costs, repairs and maintenance, depreciation expense, real estate taxes, and utilities.

Professional fees increased to $12.8 million in 2024, compared to $7.1 million in 2023. Busey recorded $4.9 million and $0.4 million of non-operating expenses during 2024 and 2023, respectively. The significant increase in non-operating professional fees related primarily to the acquisition of M&M, which was completed in the second quarter of 2024, and the planned merger with CrossFirst, which is expected to be completed in the first quarter of 2025.

Amortization of intangible assets decreased to $10.1 million in 2024, compared to $10.4 million in 2023. Decreases in 2024 were due to the use of an accelerated amortization methodology and were partially offset by the addition of $6.3 million of intangible assets related to the M&M acquisition.

Interchange expense decreased to $6.0 million in 2024, compared to $6.9 million in 2023. Fluctuations in interchange expense relate to payment and volume activity at FirsTech.

FDIC insurance expense decreased to $5.6 million in 2024, compared to $5.7 million in 2023.

Other expense decreased to $37.6 million in 2024, compared to $44.2 million in 2023. In connection with Busey's adoption of ASU 2023-02 on January 1, 2024, Busey began recording amortization of New Markets Tax Credits as income tax expense instead of other noninterest expense, resulting in decreases in other noninterest expense of $9.0 million for the year ended December 31, 2024. Further changes in other noninterest expense are attributable to multiple items, including the provision for unfunded commitments, sales of other real estate owned, fixed asset impairment, marketing, and business development expenses.

Efficiency Ratio

The efficiency ratio[3] is calculated as total noninterest expense, less amortization charges, as a percentage of tax-equivalent net interest income plus noninterest income, less security gains and losses. The efficiency ratio, which is a measure commonly used by management and the banking industry, measures the amount of expense incurred to generate a dollar of revenue. Busey's efficiency ratio was 61.8% for the year ended December 31, 2024, compared to 61.7% for the year ended December 31, 2023.

Operating costs have been influenced by acquisition expenses and other restructuring costs, and the adjusted efficiency ratio[3] was 61.0% for the year ended December 31, 2024, compared to 60.7% for the year ended December 31, 2023.

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[3] The efficiency ratio and adjusted efficiency ratio are both non-GAAP financial measures. For a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures, see *"Item 1. Business—Non-GAAP Financial Information."*

Income Taxes

Effective income tax rates, calculated by dividing income taxes by income before taxes, were 25.8%, 20.4%, and 20.7% for the years ended December 31, 2024, 2023, and 2022, respectively. Busey's effective tax rates increased in 2024 due to the adoption of ASU 2023-02 in January 2024, yet remained lower than the combined federal and state statutory rate of approximately 28.0% due to tax exempt interest income, such as municipal bond interest and bank owned life insurance income.

Busey's effective income tax rate for the year ended December 31, 2024, includes an estimated one-time deferred tax valuation adjustment of $1.4 million resulting from a change to the Illinois apportionment rate due to recently enacted regulations. These new regulations are expected to lower Busey's ongoing tax obligation in future periods.

Busey continues to monitor evolving federal and state tax legislation and its potential impact on operations on an ongoing basis. As of December 31, 2024, Busey Bank is under examination by the Florida Department of Revenue for its 2020 to 2022 corporate income tax filings. Further, in February of 2025, Busey received a notice of audit initiation from the Illinois Department of Revenue for M&M's tax filings for the tax years 2022 and 2023.

FINANCIAL CONDITION

Balance Sheet

Changes in significant items included on Busey's Consolidated Balance Sheets are summarized in the table below *(dollars in thousands)*:

	As of December 31,		Change	% Change
	2024	**2023**		
Assets				
Debt securities available for sale	$ 1,810,221	$ 2,087,571	$ (277,350)	(13.3)%
Debt securities held to maturity	826,630	872,628	(45,998)	(5.3)%
Portfolio loans, net of ACL	7,613,683	7,559,294	54,389	0.7 %
Total assets	12,046,722	12,283,415	(236,693)	(1.9)%
Liabilities				
Deposits:				
Noninterest-bearing	2,719,907	2,834,655	(114,748)	(4.0)%
Interest-bearing	7,262,583	7,456,501	(193,918)	(2.6)%
Total deposits	9,982,490	10,291,156	(308,666)	(3.0)%
Securities sold under agreements to repurchase	155,610	187,396	(31,786)	(17.0)%
Subordinated notes, net of unamortized issuance costs	227,723	222,882	4,841	2.2 %
Total liabilities	10,663,453	11,011,434	(347,981)	(3.2)%
Stockholders' equity	1,383,269	1,271,981	111,288	8.7 %

Investment Securities

The primary purposes of Busey's investment securities portfolio are to provide a source of earnings by deploying funds that are not needed to fulfill loan demand, deposit redemptions, or other liquidity purposes; to serve as a tool for interest rate risk positioning; and to provide collateral for pledging purposes against public deposits and repurchase agreements, all while providing a source of liquidity.

Busey considers many factors in determining the composition of its investment portfolio including, but not limited to, credit quality, duration, interest rate risk, liquidity, tax-equivalent yield, regulatory considerations, and overall portfolio allocation. As of December 31, 2024, Busey did not hold general obligation bonds of any single issuer, the aggregate of which exceeded 10% of Busey's stockholders' equity.

Pledged securities totaled $871.4 million, or 33.0% of total debt securities, as of December 31, 2024, and $837.4 million, or 28.3% of total debt securities, as of December 31, 2023.

Debt Securities Available for Sale

Debt securities available for sale are carried at fair value. Net unrealized gains or losses, net of tax, are recorded in stockholders' equity, through AOCI. As of December 31, 2024, the fair value of debt securities available for sale was $1.81 billion, and the amortized cost was $2.04 billion. There were $0.6 million of gross unrealized gains and $230.3 million of gross unrealized losses, resulting in a net unrealized loss of $229.7 million.

The composition of debt securities available for sale was as follows *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Debt securities available for sale		
U.S. Treasury securities	$ —	$ 15,946
Obligations of U.S. government corporations and agencies	1,400	5,832
Obligations of states and political subdivisions	139,829	172,845
Asset-backed securities	336,557	468,223
Commercial mortgage-backed securities	92,174	103,509
Residential mortgage-backed securities	1,087,210	1,111,312
Corporate debt securities	153,051	209,904
Debt securities available for sale, fair value	$1,810,221	$2,087,571
Debt securities available for sale, amortized cost	$2,039,952	$2,334,630
Fair value as a percentage of amortized cost	88.74 %	89.42 %

By maturity date, fair values and weighted average yields of debt securities available for sale as of December 31, 2024, are presented in the following table (dollars in thousands):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years	
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Debt securities available for sale[1]								
Obligations of U.S. government corporations and agencies	$ 160	2.65 %	$ 1,240	5.03 %	$ —	— %	$ —	— %
Obligations of states and political subdivisions[2]	12,341	3.49 %	40,593	2.42 %	72,066	2.47 %	14,829	2.76 %
Asset-backed securities	—	—	473	5.95 %	304,995	6.15 %	31,089	6.11 %
Commercial mortgage-backed securities	5,966	2.87 %	4,233	2.92 %	34,094	2.34 %	47,881	2.44 %
Residential mortgage-backed securities	222	2.89 %	6,621	4.24 %	54,289	1.97 %	1,026,078	2.14 %
Corporate debt securities	71,717	1.31 %	51,754	2.16 %	29,580	3.72 %	—	— %
Debt securities available for sale	$ 90,406	1.72 %	$ 104,914	2.47 %	$ 495,024	4.75 %	$ 1,119,877	2.27 %

1. Securities are presented based upon final contractual maturity or pre-refunded date.
2. Weighted average yield calculated on a tax-equivalent basis, assuming a federal income tax rate of 21.0%.

<u>Debt Securities Held to Maturity</u>

Debt securities held to maturity are carried at amortized cost. Unrecognized losses are included in OCI and amortized into income over the contractual lives of the securities. An ACL balance will be established for debt securities held to maturity when applicable. No ACL was recorded for Busey's portfolio of debt securities held to maturity as of December 31, 2024 or 2023.

As of December 31, 2024, the amortized cost of debt securities held to maturity was $826.6 million, and the fair value was $675.1 million. There were no gross unrecognized gains and $151.6 million of gross unrecognized losses.

The composition of debt securities held to maturity was as follows *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Debt securities held to maturity		
Commercial mortgage-backed securities	$ 415,530	$ 428,526
Residential mortgage-backed securities	411,100	444,102
Debt securities held to maturity, amortized cost	$ 826,630	$ 872,628
Debt securities held to maturity, fair value	$ 675,053	$ 730,397
Fair value as a percentage of amortized cost	81.66 %	83.70 %

By maturity date, fair values and weighted average yields of debt securities held to maturity as of December 31, 2024, are presented in the following table *(dollars in thousands)*:

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years	
	Fair Value	**Weighted Average Yield**	**Fair Value**	**Weighted Average Yield**	**Fair Value**	**Weighted Average Yield**	**Fair Value**	**Weighted Average Yield**
Debt securities held to maturity[1]								
Commercial mortgage-backed securities	$ 18,327	2.27 %	$ 58,733	2.15 %	$ 12,609	2.42 %	$248,619	2.20 %
Residential mortgage-backed securities	—	—	—	—	—	—	336,765	2.20 %
Debt securities held to maturity	$ 18,327	2.27 %	$ 58,733	2.15 %	$ 12,609	2.42 %	$585,384	2.20 %

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1. Securities are presented based upon final contractual maturity or pre-refunded date.

<u>Equity Securities</u>

Equity securities are carried at fair value. The fair value of equity securities was $15.9 million as of December 31, 2024, compared to $9.8 million as of December 31, 2023.

Portfolio Loans

Busey believes that making sound and profitable loans is a necessary and desirable means of employing funds available for investment. Busey maintains lending policies and procedures designed to focus lending efforts on the types, locations, and duration of loans most appropriate for its business model and markets. M&M's policies were similar in nature to Busey Bank's policies, and Busey is in the process of migrating the legacy M&M portfolio toward Busey Bank's policies. While not specifically limited, Busey attempts to focus its lending on short to intermediate-term loans (0-10 years) in geographic areas within 125 miles of its lending offices. Loans originated outside of these areas are generally to existing customers of Busey Bank. Busey attempts to utilize government-assisted lending programs, such as the SBA and U.S. Department of Agriculture lending programs, when prudent. Generally, loans are collateralized by assets, primarily real estate, and guaranteed by individuals. Loans are expected to be repaid primarily from cash flows of the borrowers or from proceeds from the sale of selected assets of the borrowers.

Management reviews and approves Busey Bank's lending policies and procedures on a regular basis. Management routinely (at least quarterly) reviews the ACL in conjunction with reports related to loan production, loan quality, concentrations of credit, loan delinquencies, non-performing loans, and potential problem loans. Busey's underwriting standards are designed to encourage relationship banking rather than transactional banking. Relationship banking implies a primary banking relationship with the borrower that includes, at a minimum, an active deposit banking relationship in addition to the lending relationship. Significant underwriting factors in addition to location, duration, a sound and profitable cash flow basis, and the borrower's character, include the quality of the borrower's financial history, the liquidity of the underlying collateral, and the reliability of the valuation of the underlying collateral.

At no time is a borrower's total borrowing relationship permitted to exceed Busey Bank's regulatory lending limit. Busey generally limits such relationships to amounts substantially less than the regulatory limit. Loans to related parties, including executive officers and directors of First Busey Corporation and its subsidiaries, are reviewed for compliance with regulatory guidelines.

Busey maintains an independent loan review department that reviews loans for compliance with Busey's loan policy on a periodic basis. In addition, the loan review department reviews risk assessments made by Busey's credit department, lenders, and loan committees. Results of these reviews are presented to management and the audit committee at least quarterly.

Busey Bank's lending can be summarized into five primary lending activities, which can be further categorized as either commercial or retail lending. Commercial lending activities consist of C&I and other commercial loans, CRE loans, and real estate construction loans while retail lending activities consist of retail real estate loans and retail other loans.

C&I and Other Commercial Loans

C&I and other commercial loans typically comprise working capital loans or business expansion loans, including loans for asset purchases and other business loans. C&I and other commercial loans will generally be guaranteed, in full or a material percentage, by the primary owners of the business. C&I and other commercial loans are made based primarily on the borrower's historical and projected cash flows and secondarily on the underlying assets pledged as collateral by the borrower. Cash flows of the borrower, however, may not perform consistently with historical or projected information. Further, collateral securing loans may fluctuate in value due to individual economic or other factors. Busey Bank has established minimum standards and underwriting guidelines for all C&I and other commercial loan types.

Commercial Real Estate Loans

The commercial environment, along with the academic presence in some of the markets in which Busey operates, provides for the majority of Busey's commercial lending opportunities to be CRE related, including multi-unit housing. As the majority of Busey's loan portfolio is within the CRE class, Busey's goal is to maintain a high quality, geographically diverse portfolio of CRE loans. CRE loans are subject to underwriting standards and guidelines similar to commercial loans. CRE loans are generally guaranteed, in full or a material percentage, by the primary owners of the business. Repayment of these loans is primarily dependent on the cash flows of the underlying property. However, CRE loans generally must be supported by an adequate underlying collateral value. The performance and the value of the underlying property may be adversely affected by economic factors or geographical and/or industry specific factors. These loans are subject to other industry guidelines which Busey closely monitors.

Real Estate Construction Loans

Real estate construction loans are primarily commercial in nature. Loan proceeds are monitored by Busey and advanced for the improvement of real estate in which Busey holds a mortgage. Real estate construction loans will generally be guaranteed, in full or a material percentage, by the developer or primary owners of the business. These loans are subject to underwriting standards and guidelines similar to commercial loans. The loan generally must be supported by an adequate "as completed" value of the underlying project. In addition to the underlying project, the financial history of the developer and business owners weighs significantly in determining approval. Repayment of these loans is typically through permanent financing following completion of the construction. Real estate construction loans are inherently more risky than loans on completed properties as the unimproved nature and the financial risks of construction significantly enhance the risks of commercial real estate loans. These loans are closely monitored and subject to other industry guidelines.

Retail Real Estate Loans

Retail real estate loans are comprised of direct consumer loans that include residential real estate, home equity lines of credit, and home equity loans. In 2024, Busey retained a smaller percentage of originated retail real estate loans in its portfolio, electing to sell a larger percentage to secondary market purchasers. As retail real estate loan underwriting is subject to specific regulations, Busey typically underwrites retail real estate loans to conform to widely accepted standards. Several factors are considered in underwriting including the debt-to-income ratio and credit history of the borrower, as well as the value of the underlying real estate.

Retail Other Loans

Retail other loans consist of installment loans to individuals, including automotive loans and indirect lending. These loans are centrally underwritten utilizing the borrower's financial history, including credit scores, as well as information about the underlying collateral. Retail other loans also include whole-life loans which are secured by the cash value of underlying life insurance policies. Repayment of retail other loans is expected from the borrower's cash flows.

Portfolio Composition

The composition of Busey's loan portfolio as of the dates indicated, as well as changes in portfolio loan balances, were as follows *(dollars in thousands)*:

	As of December 31,			
	2024	**2023**	**Change**	**% Change**
Commercial loans				
C&I and other commercial	$ 1,904,515	$ 1,835,994	$ 68,521	3.7 %
CRE	3,269,564	3,337,337	(67,773)	(2.0)%
Real estate construction	378,209	461,717	(83,508)	(18.1)%
Total commercial loans	5,552,288	5,635,048	(82,760)	(1.5)%
Retail loans				
Retail real estate	1,696,457	1,720,455	(23,998)	(1.4)%
Retail other	448,342	295,531	152,811	51.7 %
Total retail loans	2,144,799	2,015,986	128,813	6.4 %
Total portfolio loans	7,697,087	7,651,034	46,053	0.6 %
ACL	(83,404)	(91,740)	8,336	9.1 %
Portfolio loans, net of ACL	$ 7,613,683	$ 7,559,294	$ 54,389	0.7 %

Portfolio loan growth in 2024 was due to the M&M acquisition. As has been Busey's practice, the Company remains steadfast in its conservative approach to underwriting and disciplined approach to pricing, particularly given Busey's outlook for the economy in the coming quarters. This posture will continue to impact loan growth, which Busey expects to remain modest over the next several quarters.

Concentration of Credit Risk

As a matter of policy and practice, Busey limits the level of concentration exposure in any particular loan segment with the goal of maintaining a well-diversified loan portfolio. The following table presents the percentage of total portfolio loans for each lending activity.

	As of December 31,	
	2024	**2023**
Commercial loans		
C&I and other commercial	24.8 %	24.0 %
CRE	42.5 %	43.6 %
Real estate construction	4.9 %	6.0 %
Total commercial loans	72.2 %	73.6 %
Retail loans		
Retail real estate	22.0 %	22.5 %
Retail other	5.8 %	3.9 %
Total retail loans	27.8 %	26.4 %
Total portfolio loans	100.0 %	100.0 %

A significant majority of Busey's portfolio lending activity occurs in the Illinois and Missouri markets, with the remainder in the Florida and Indiana markets. The geographic distribution of loans originated in each of these markets is presented in the tables below *(dollars in thousands)*:

	As of December 31, 2024				
	Illinois	Missouri	Florida	Indiana	Total
Commercial loans					
C&I and other commercial	$ 1,493,670	$ 276,140	$ 58,277	$ 76,428	$ 1,904,515
CRE	2,285,915	560,337	245,918	177,394	3,269,564
Real estate construction	232,898	40,816	30,826	73,669	378,209
Total commercial loans	4,012,483	877,293	335,021	327,491	5,552,288
Retail loans					
Retail real estate	1,275,834	211,878	128,352	80,393	1,696,457
Retail other	443,164	3,731	683	764	448,342
Total retail loans	1,718,998	215,609	129,035	81,157	2,144,799
Total portfolio loans	$ 5,731,481	$ 1,092,902	$ 464,056	$ 408,648	$ 7,697,087
ACL					(83,404)
Portfolio loans, net of ACL					$ 7,613,683

	As of December 31, 2023				
	Illinois	Missouri	Florida	Indiana	Total
Commercial loans					
C&I and other commercial	$ 1,395,020	$ 369,767	$ 25,267	$ 45,940	$ 1,835,994
CRE	2,278,348	671,762	219,511	167,716	3,337,337
Real estate construction	255,879	74,805	72,121	58,912	461,717
Total commercial loans	3,929,247	1,116,334	316,899	272,568	5,635,048
Retail loans					
Retail real estate	1,284,362	225,610	129,454	81,029	1,720,455
Retail other	290,937	2,344	1,111	1,139	295,531
Total retail loans	1,575,299	227,954	130,565	82,168	2,015,986
Total portfolio loans	$ 5,504,546	$ 1,344,288	$ 447,464	$ 354,736	$ 7,651,034
ACL					(91,740)
Portfolio loans, net of ACL					$ 7,559,294

CRE loans made up 42.5% of Busey's total loan portfolio as of December 31, 2024, and were 27.9% owner occupied. CRE loans are made across a variety of industries, as depicted in the table below *(dollars in thousands)*. Balances reflected in the table below do not include loan origination fees or costs, purchase accounting adjustments, SBA discounts, or negative escrow amounts.

	As of December 31, 2024				
			Owned By		
	CRE Loans	% of Total Loans	Investor	Occupant	% of CRE Loans That Are Owner Occupied
Industry					
Industrial/Warehouse	$ 654,223	8.5 %	$ 287,460	$ 366,763	56.1 %
Apartments	565,235	7.3 %	565,235	—	— %
Retail	557,008	7.2 %	470,111	86,897	15.6 %
Traditional Office	364,331	4.7 %	260,432	103,899	28.5 %
Specialty	290,135	3.8 %	67,899	222,236	76.6 %
Student Housing	227,149	3.0 %	227,149	—	— %
Medical Office	213,808	2.8 %	135,024	78,784	36.8 %
Hotel	160,330	2.1 %	159,740	590	0.4 %
Senior Housing	120,328	1.6 %	120,328	—	— %
Restaurant	76,376	1.0 %	25,468	50,908	66.7 %
Nursing Homes	24,159	0.3 %	22,803	1,356	5.6 %
Health Care	20,519	0.3 %	20,000	519	2.5 %
Other	499	— %	499	—	— %
Total	$ 3,274,100	42.5 %	$ 2,362,148	$ 911,952	27.9 %

Loan Commitments

Commitments to extend credit and standby letters of credit increased by $371.7 million, or 17.1%, to a total of $2.55 billion as of December 31, 2024, compared to $2.18 billion as of December 31, 2023.

Loan Maturities

The determination of loan maturities is based on contractual loan terms. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are considered to mature within one year.

The following table sets forth the remaining maturities of portfolio loans at December 31, 2024, *(dollars in thousands)*:

	Within 1 Year	After 1 Year Through 5 Years	After 5 Years Through 15 Years	After 15 Years	Total
Portfolio loans					
C&I and other commercial	$ 599,723	$ 908,332	$ 50,052	$ 346,408	$ 1,904,515
CRE	572,016	2,065,193	9,130	623,225	3,269,564
Real estate construction	130,383	235,123	8,058	4,645	378,209
Retail real estate	55,965	138,108	1,002,328	500,056	1,696,457
Retail other	29,234	402,429	15,138	1,541	448,342
Total portfolio loans	$ 1,387,321	$ 3,749,185	$ 1,084,706	$ 1,475,875	$ 7,697,087

Interest Rate Structure

Portfolio loans maturing after one year are summarized below by interest rate structure and lending activity, as of December 31, 2024, *(dollars in thousands)*:

	Fixed Rate	Adjustable Rate	Total
Portfolio loans maturing after 1 year			
C&I and other commercial	$ 648,823	$ 655,969	$ 1,304,792
CRE	1,908,192	789,356	2,697,548
Real estate construction	53,040	194,786	247,826
Retail real estate	758,852	881,640	1,640,492
Retail other	132,521	286,587	419,108
Total portfolio loans maturing after 1 year	$ 3,501,428	$ 2,808,338	$ 6,309,766

Allowance and Provision for Credit Losses

The ACL is a significant estimate on Busey's Consolidated Financial Statements, affecting both earnings and capital. The methodology adopted influences, and is influenced by, Busey's overall credit risk management processes. The ACL is recorded in accordance with GAAP to provide an adequate reserve for expected credit losses that is reflective of management's best estimate of what is expected to be collected. Estimates of credit losses are based on a careful consideration of all significant factors affecting the collectability as of the evaluation date. The ACL is established through the provision for credit loss expense charged to income. Provision expenses (releases) were recorded as follows for each of the years indicated *(dollars in thousands)*:

	Years Ended December 31,		
	2024	2023	2022
Provision for credit losses	$ 8,590	$ 2,399	$ 4,623

The following table summarizes, by lending activity, net charge-off and recovery activity affecting the ACL balance, together with average portfolio loans outstanding and the related ratios of net charge-offs (recoveries) to average portfolio loans *(dollars in thousands)*:

	ACL	Average Portfolio Loans Outstanding	Ratio of Net Charge-offs (Recoveries) To Average Portfolio Loans
ACL balance, December 31, 2021	$ 87,887		
Net (charge-offs) recoveries and average portfolio loans by loan category:			
C&I and other commercial	(492)	$ 1,919,227	0.03 %
CRE	(842)	3,200,166	0.03 %
Real estate construction	213	466,045	(0.05)%
Retail real estate	385	1,584,859	(0.02)%
Retail other	(166)	275,665	0.06 %
Net (charge-offs) recoveries and average portfolio loans	(902)	$ 7,445,962	0.01 %
Provision for credit losses	4,623		
ACL balance, December 31, 2022	91,608		
Net (charge-offs) recoveries and average portfolio loans by loan category:			
C&I and other commercial	(1,877)	$ 1,910,008	0.10 %
CRE	(379)	3,316,633	0.01 %
Real estate construction	171	536,280	(0.03)%
Retail real estate	183	1,689,868	(0.01)%
Retail other	(365)	306,683	0.12 %
Net (charge-offs) recoveries and average portfolio loans	(2,267)	$ 7,759,472	0.03 %
Provision for credit losses	2,399		
ACL balance, December 31, 2023	91,740		
Day 1 PCD[1]	1,243		
Net (charge-offs) recoveries and average portfolio loans by loan category:			
C&I and other commercial	(14,946)	$ 1,892,293	0.79 %
CRE	(3,168)	3,361,644	0.09 %
Real estate construction	67	416,439	(0.02)%
Retail real estate	348	1,714,681	(0.02)%
Retail other	(470)	419,572	0.11 %
Net (charge-offs) recoveries and average portfolio loans	(18,169)	$ 7,804,629	0.23 %
Provision for credit losses	8,590		
ACL balance, December 31, 2024	$ 83,404		

---

1. The Day 1 PCD is attributable to the M&M acquisition.

The following table sets forth the ACL by loan categories and percentage of loans to total loans as of December 31 for each of the years indicated *(dollars in thousands)*:

	As of December 31,				
	2024			**2023**	
	ACL	**% of Loans to Total Loans**		**ACL**	**% of Loans to Total Loans**
Loan Category					
C&I and other commercial	$ 21,589	24.8 %	$	21,256	24.0 %
CRE	32,301	42.5 %		35,465	43.6 %
Real estate construction	3,345	4.9 %		5,163	6.0 %
Retail real estate	23,711	22.0 %		26,298	22.5 %
Retail other	2,458	5.8 %		3,558	3.9 %
Total	$ 83,404	100.0 %	$	91,740	100.0 %

Busey did not record an allowance for credit loss for its Life Equity Loan® portfolio, a component of its retail other lending activity, due to no expected credit loss at default, as permitted under the practical expedient provided within ASC 326-20-35-6. The Life Equity Loan® portfolio balance was $264.2 million as of December 31, 2024.

The ongoing impacts of CECL will be dependent upon changes in economic conditions and forecasts, originated and acquired loan portfolio composition, credit performance trends, portfolio duration, and other factors. As of December 31, 2024, Busey management believed the level of the allowance to be appropriate based upon the information available. However, additional losses may be identified in the loan portfolio as new information is obtained.

Non-Performing Loans and Non-Performing Assets

Loans are considered past due if the required principal or interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory guidelines. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Typically, loans are secured by collateral. When a loan is classified as non-accrual and determined to be collateral dependent, it is appropriately reserved or charged down through the ACL to the fair value of Busey's interest in the underlying collateral less estimated costs to sell. Busey's loan portfolio is collateralized primarily by real estate.

The following table sets forth information concerning non-performing loans and performing restructured loans *(dollars in thousands)*:

	As of December 31,		Change	% Change
	2024	**2023**		
Portfolio loans	$7,697,087	$7,651,034	$ 46,053	0.6 %
Loans 30 – 89 days past due	8,124	5,779	2,345	40.6 %
Total assets	12,046,722	12,283,415	(236,693)	(1.9)%
Non-performing assets				
Non-performing loans:				
Non-accrual loans	$ 22,088	$ 7,441	$ 14,647	196.8 %
Loans 90+ days past due and still accruing	1,149	375	774	206.4 %
Total non-performing loans	23,237	7,816	15,421	197.3 %
OREO and other repossessed assets	63	125	(62)	(49.6)%
Total non-performing assets	23,300	7,941	15,359	193.4 %
Substandard (excludes 90+ days past due)	62,023	64,347	(2,324)	(3.6)%
Classified assets	$ 85,323	$ 72,288	$ 13,035	18.0 %
ACL	$ 83,404	$ 91,740	(8,336)	(9.1)%
Bank Tier 1 Capital	1,438,296	1,362,962	75,334	5.5 %
Ratios				
ACL to portfolio loans	1.08 %	1.20 %	(12) bps	
ACL to non-accrual loans	3.78 x	12.33 x	(8.55) x	
ACL to non-performing loans	3.59 x	11.74 x	(8.15) x	
ACL to non-performing assets	3.58 x	11.55 x	(7.97) x	
Non-accrual loans to portfolio loans	0.29 %	0.10 %	19 bps	
Non-performing loans to portfolio loans	0.30 %	0.10 %	20 bps	
Non-performing assets to total assets	0.19 %	0.06 %	13 bps	
Non-performing assets to portfolio loans and OREO and other repossessed assets	0.30 %	0.10 %	20 bps	
Classified assets to Bank Tier 1 Capital and ACL	5.61 %	4.97 %	64 bps	

Asset quality remains strong by both Busey's historical and current industry trends, and Busey's operating mandate and focus have been on emphasizing credit quality over asset growth.

Non-performing loan balances increased by 197.30% to $23.2 million as of December 31, 2024, compared to $7.8 million as of December 31, 2023. The increase was primarily related to one CRE loan that was classified in the fourth quarter of 2023 and was moved to non-accrual during the fourth quarter of 2024. This loan carries a remaining balance of $15.0 million following a $3.0 million charge-off in the fourth quarter of 2024. Non-performing loans represented 0.30% of portfolio loans as of December 31, 2024, compared to 0.10% as of December 31, 2023. Busey's ACL coverage decreased to 3.59 times its non-performing loan balance at December 31, 2024, compared to 11.74 times its non-performing loan balance at December 31, 2023.

Non-performing assets, which includes non-performing loans, OREO, and other repossessed assets, increased by 193.41% to $23.3 million as of December 31, 2024, compared to $7.9 million as of December 31, 2023. Non-performing assets represented 0.19% of total assets as of December 31, 2024, compared to 0.06% as of December 31, 2023. Busey's ACL provided coverage of 3.58 times its non-performing assets at December 31, 2024, down from 11.55 times its non-performing assets at December 31, 2023.

Classified assets, which include non-performing assets and substandard loans, increased to $85.3 million as of December 31, 2024, compared to $72.3 million as of December 31, 2023. Classified assets represented 5.61% of Busey Bank's Tier 1 capital and ACL at December 31, 2024, up from 4.97% at December 31, 2023.

Net charge-offs totaled $18.2 million in 2024, representing 0.23% of average loans, compared with net charge-offs of $2.3 million in 2023, representing 0.03% of average loans. Increases in net charge-offs during the year ended December 31, 2024, were significantly attributable to a single C&I credit relationship and the CRE loan relationship mentioned above.

Asset quality metrics remain dependent upon market-specific economic conditions, and specific measures may fluctuate from period to period. If economic conditions were to deteriorate, Busey would expect the credit quality of its loan portfolio to decline and loan defaults to increase.

Potential Problem Loans

Potential problem loans are loans classified as substandard which are not individually evaluated, non-accrual, or 90+ days past due, but where current information indicates that the borrower may not be able to comply with loan repayment terms. Management assesses the potential for loss on such loans and considers the effect of any potential loss in determining its provision for expected credit losses. Potential problem loans decreased to $62.0 million at December 31, 2024, compared to $64.3 million at December 31, 2023. Management continues to monitor these loans and work with the borrowers on restructurings, guarantees, additional collateral, or other planned actions. As of December 31, 2024, management identified no other loans that represent or result from trends or uncertainties that would be expected to materially impact future operating results, liquidity, or capital resources.

Deposits

The following table shows the deposit mix for each of the periods presented *(dollars in thousands)*:

			As of December 31,				
	2024			2023			
	Balance	% Total		Balance	% Total	Change	% Change
Deposits							
Non-maturity deposits:							
Noninterest-bearing demand deposits	$ 2,719,907	27.3 %	$	2,834,655	27.5 % $	(114,748)	(4.0)%
Interest-bearing transaction deposits	2,423,237	24.3 %		2,717,139	26.4 %	(293,902)	(10.8)%
Saving deposits and money market deposits	3,348,711	33.5 %		2,920,088	28.4 %	428,623	14.7 %
Total non-maturity deposits	8,491,855	85.1 %		8,471,882	82.3 %	19,973	0.2 %
Time deposits	1,490,635	14.9 %		1,819,274	17.7 %	(328,639)	(18.1)%
Total deposits	$ 9,982,490	100.0 %	$	10,291,156	100.0 % $	(308,666)	(3.0)%

Total deposits decreased by 3.0% to $9.98 billion as of December 31, 2024, compared to $10.29 billion as of December 31, 2023. The quality of Busey's core deposit[4] franchise coupled with cash flows from its securities portfolio allows Busey to fund loan growth while limiting its reliance on higher cost wholesale funding alternatives. Busey focuses on deepening its customer relationships to maintain and protect its strong core deposit franchise. As of December 31, 2024, Busey average customer tenure was 16.9 years for retail customers and 12.8 years for commercial customers. Core deposits include non-brokered transaction accounts, money market and savings deposit accounts, and time deposits of $250,000 or less. Core deposits represented 96.5% of total deposits as of December 31, 2024, compared to 96.2% as of December 31, 2023.

Deposits are federally insured up to the FDIC insurance limit of $250,000. When a portion of a deposit account exceeds the FDIC insurance limit, that portion is uninsured. Estimated uninsured deposits were $3.78 billion at December 31, 2024. The portion of Busey's deposit base that was uninsured and not otherwise collateralized was estimated to be $2.96 billion at December 31, 2024, which represented 30% of total deposits. Of that amount, $286.4 million represented time deposits. The following table presents estimates of the uninsured portion of time deposits by maturity date *(dollars in thousands)*:

	As of December 31, 2024
Estimated uninsured time deposits by schedule of maturities	
3 months or less	$ 107,163
Over 3 months through 6 months	86,546
Over 6 months through 12 months	84,104
Thereafter	8,615
Uninsured time deposits	$ 286,428

---

[4] Core deposits is a non-GAAP financial measure. For a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measures, see *"Item 1. Business—Non-GAAP Financial Information"* included in this Annual Report.

Borrowings

<u>Term Loan</u>

On May 28, 2021, Busey entered into a Second Amended and Restated Credit Agreement, pursuant to which it has access to (1) a $40.0 million revolving line of credit with an initial termination date of April 30, 2022, and (2) a $60.0 million Term Loan with a maturity date of May 31, 2026. The loans had an annual interest rate of 1.75% plus the one-month LIBOR rate. On April 30, 2022, the agreement was amended, effecting an extension of the termination date for the revolving line of credit to April 30, 2023, and providing for the transition from a LIBOR-indexed interest rate to a SOFR-indexed interest rate. Under the terms of the amendment, the annual interest rate for the loans was established at 1.80% plus the one-month forward-looking term rate based on SOFR. The agreement has subsequently been amended twice to extend the termination date for the revolving line of credit, which is currently April 30, 2025.

During the first quarter of 2024, Busey paid the full $30.0 million balance remaining on the Term Loan, at which time the Term Loan carried interest at a rate of 7.13%. As of December 31, 2024, there was no balance outstanding on the revolving credit facility. The revolving credit facility incurs a non-usage fee based on any undrawn amounts.

<u>Short-term Borrowings and Securities Sold Under Agreements to Repurchase</u>

Short-term borrowings include FHLB advances that mature in less than one year from the date of origination, and the current portion of long-term debt due within 12 months. Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily.

The following table sets forth the distribution of short-term borrowings and securities sold under agreements to repurchase, as well as the weighted average interest rates thereon *(dollars in thousands)*:

	Years Ended December 31,		
	2024	**2023**	**2022**
Securities sold under agreements to repurchase			
Balance at end of period	$ 155,610	$ 187,396	$ 229,806
Weighted average interest rate at end of period	2.63 %	3.26 %	1.91 %
Maximum outstanding at any month end in year-to-date period	$ 214,567	$ 248,850	$ 283,664
Average daily balance for the year-to-date period	147,588	200,702	243,690
Weighted average interest rate during period[1]	2.91 %	2.58 %	0.60 %
FHLB advances, current portion due within 12 months			
Balance at end of period	$ —	$ —	$ 339,054
Weighted average interest rate at end of period	— %	— %	4.28 %
Maximum outstanding at any month end in year-to-date period	$ 24,100	$ 603,881	$ 339,054
Average daily balance for the year-to-date period	7,018	241,382	25,845
Weighted average interest rate during period[1]	5.54 %	4.90 %	4.28 %
Term Loan, current portion due within 12 months			
Balance at end of period	$ —	$ 12,000	$ 12,000
Weighted average interest rate at end of period	— %	7.14 %	5.92 %
Maximum outstanding at any month end in year-to-date period	$ 12,000	$ 12,000	$ 12,000
Average daily balance for the year-to-date period	2,853	12,000	12,000
Weighted average interest rate during period[1]	7.26 %	6.88 %	3.55 %

1. The weighted average interest rate is computed by dividing total interest for the period by the average daily balance outstanding.

Subordinated Notes

On June 1, 2020, Busey issued $125.0 million of fixed-to-floating rate subordinated notes that mature on June 1, 2030. The subordinated notes, which qualify as Tier 2 capital for regulatory purposes, bear interest at an annual rate of 5.25% for the first five years after issuance and thereafter bear interest at a floating rate equal to a three-month benchmark rate plus a spread of 5.11%, as calculated on each applicable determination date. Interest on the subordinated notes is payable semi-annually on each June 1 and December 1 during the five-year fixed-term, and thereafter on March 1, June 1, September 1, and December 1 of each year, commencing on September 1, 2025. The subordinated notes have an optional redemption in whole or in part on any interest payment date on or after June 1, 2025. The subordinated notes are unsecured obligations of the Company.

On June 2, 2022, Busey issued $100.0 million aggregate principal amount of 5.000% fixed-to-floating rate subordinated notes maturing June 15, 2032, which qualify as Tier 2 Capital for regulatory purposes. The price to the public for the subordinated notes was 100% of the principal amount of the subordinated notes. Interest on the subordinated notes accrues at a rate equal to (1) 5.000% per annum from the original issue date to, but excluding, June 15, 2027, payable semiannually in arrears, and (2) a floating rate per annum equal to a benchmark rate, which is expected to be the Three-Month Term SOFR (as defined in the subordinated notes), plus a spread of 252 bps from and including June 15, 2027, payable quarterly in arrears. The subordinated notes have an optional redemption in whole or in part on any interest payment date on or after June 15, 2027.

Associated with the M&M acquisition completed on April 1, 2024 (see *"Note 2. Mergers and Acquisitions"*), Busey acquired $4.0 million of 5.25% fixed-to-floating rate subordinated notes maturing December 4, 2030, which qualify as Tier 2 capital for regulatory purposes. Interest on the subordinated notes accrues at a rate equal to (1) 5.25% per annum from the original issue date to December 4, 2025, and (2) a floating rate per annum equal to a benchmark rate, which is expected to be the Three-Month Term SOFR (as defined in the subordinated notes), plus a spread of 497 bps from December 4, 2025. The subordinated notes have an optional redemption, in whole or in part, on or after December 4, 2025. At December 31, 2024, there was $0.1 million of fair value discount outstanding, to be accreted through the earliest optional redemption date.

Unamortized debt issuance costs related to subordinated notes are presented in the following table *(dollars in thousands)*:

| | As of December 31, | |
	2024	2023
Unamortized debt issuance costs		
Subordinated notes issued in 2020	$ 222	$ 735
Subordinated notes issued in 2022	1,004	1,383
Total unamortized debt issuance costs	$ 1,226	$ 2,118

Junior Subordinated Debt Owed to Unconsolidated Trusts

Busey maintains statutory trusts for the sole purpose of issuing and servicing trust preferred securities and related trust common securities. Proceeds from such issuances were used by the trusts to purchase junior subordinated notes of Busey, which are the sole assets of each trust. Concurrent with the issuance of the trust preferred securities, Busey issued guarantees for the benefit of the holders of the trust preferred securities. The trust preferred securities are instruments that qualify, and are treated, as Tier 1 regulatory capital. Busey owns all of the common securities of each trust. The trust preferred securities issued by each trust rank equally with the common securities in right of payment, except that if an event of default under the indenture governing the notes has occurred and is continuing, the preferred securities will rank senior to the common securities in right of payment. Busey had $74.8 million and $72.0 million of junior subordinated debt owed to unconsolidated trusts at December 31, 2024, and 2023, respectively. In connection with its acquisitions of Pulaski Financial Corp. in 2016 and M&M in 2024, Busey has acquired similar statutory trusts and the fair value adjustment is being accreted over their weighted average remaining lives, with a balance remaining to be accreted of $2.9 million and $2.6 million at December 31, 2024, and 2023, respectively.

Liquidity

Liquidity management is the process by which Busey ensures that adequate liquid funds are available to meet the present and future cash flow obligations arising in the daily operations of its business. These financial obligations consist of needs for funds to meet commitments to borrowers for extensions of credit, fund capital expenditures, honor withdrawals by customers, pay dividends to stockholders, and pay operating expenses. Busey's most liquid assets are cash and due from banks, interest-bearing bank deposits, and federal funds sold. Balances of these assets are dependent on Busey's operating, investing, lending, and financing activities during any given period.

Average liquid assets are summarized in the table below *(dollars in thousands)*:

	Years Ended December 31,		
	2024	**2023**	**2022**
Average liquid assets			
Cash and due from banks	$ 109,400	$ 116,530	$ 120,910
Interest-bearing bank deposits	445,881	214,422	290,875
Total average liquid assets	$ 555,281	$ 330,952	$ 411,785
Average liquid assets as a percent of average total assets	4.6 %	2.7 %	3.3 %

Cash and unencumbered securities on Busey's Consolidated Balance Sheets are summarized as follows for the periods presented *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Cash and unencumbered securities		
Total cash and cash equivalents	$ 697,659	$ 719,581
Debt securities available for sale	1,810,221	2,087,571
Debt securities available for sale pledged as collateral	(653,454)	(649,769)
Cash and unencumbered securities	$ 1,854,426	$ 2,157,383

Busey's primary sources of funds consist of deposits, investment maturities and sales, loan principal repayments, and capital funds. Additional liquidity is provided by the ability to borrow from the FHLB, the Federal Reserve Bank, and Busey's revolving credit facility, as summarized in the table below *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Additional available borrowing capacity		
FHLB	$ 1,679,463	$ 1,898,737
Federal Reserve Bank	664,083	598,878
Federal funds purchased	477,500	482,500
Revolving credit facility	40,000	40,000
Additional borrowing capacity	$ 2,861,046	$ 3,020,115

Further, Busey could utilize brokered deposits as additional sources of liquidity, as needed.

As of December 31, 2024, management believed that adequate liquidity existed to meet all projected cash flow obligations. Busey seeks to achieve a satisfactory degree of liquidity by actively managing both assets and liabilities. Asset management guides the proportion of liquid assets to total assets, while liability management monitors future funding requirements and prices liabilities accordingly.

Busey's ability to pay cash dividends to its stockholders and to service its debt is dependent on the receipt of cash dividends from its subsidiaries. Busey Bank paid dividends to First Busey Corporation totaling $100.0 million and $90.0 million for the years ended December 31, 2024, and 2023, respectively.

Off-Balance-Sheet Arrangements

Busey Bank routinely enters into commitments to extend credit and standby letters of credit in the normal course of business to meet the financing needs of its customers. The balance of commitments to extend credit represents future cash requirements and some of these commitments may expire without being drawn upon.

The following table summarizes Busey's outstanding commitments and reserves for unfunded commitments *(dollars in thousands)*:

	As of December 31,	
	2024	2023
Outstanding loan commitments and standby letters of credit	$ 2,548,178	$ 2,176,496
Reserve for unfunded commitments	5,967	7,062

The following table summarizes Busey's provision for unfunded commitments expenses (releases) for the periods presented *(dollars in thousands)*:

	Location	Years Ended December 31,		
		2024	2023	2022
Provision for unfunded commitments expense (release)	Other noninterest expense	$ (1,095)	$ 461	$ 61

Busey anticipates that it will have sufficient funds available to meet current loan commitments, including loan applications received and in process prior to the issuance of firm commitments.

Contractual Obligations

Busey has entered into certain contractual obligations and other commitments that generally relate to funding of operations through deposits, debt issuance, and property and equipment leases.

The following table summarizes significant contractual obligations and other commitments, excluding, when applicable, short-term borrowings and the current portion of long-term debt, as of December 31, 2024, *(dollars in thousands)*:

	Certificates of Deposit	Operating Leases	Junior Subordinated Debt Owed to Unconsolidated Trusts	Long-term Debt	Subordinated Notes, Net of Unamortized Issuance Costs	Total
Contractual obligations by schedule of maturities						
2025	$1,427,748	$ 2,082	$ —	$ —	$ —	$1,429,830
2026	33,459	1,774	—	—	—	35,233
2027	14,964	1,558	—	—	—	16,522
2028	8,178	1,495	—	—	—	9,673
2029	5,838	1,505	—	—	—	7,343
Thereafter	448	4,376	74,815	—	227,723	307,362
Contractual obligations	$1,490,635	$ 12,790	$ 74,815	$ —	$ 227,723	$1,805,963
Commitments to extend credit and standby letters of credit						$2,548,178

Cash Flows

Busey's cash flows consist of operating activities, investing activities, and financing activities.

Net cash flows provided by operating activities totaled $178.3 million in 2024, compared to $173.4 million provided by operating activities in 2023. Significant operating activities affecting cash flows include net income, depreciation and amortization, the provision for credit losses, stock-based compensation, and mortgage loan sale activity. Fluctuations in sales of loans held for sale are a function of changes in market rates for mortgage loans, which influence refinance activity.

Net cash provided by investing activities totaled $657.9 million in 2024, compared to $551.0 million provided by investing activities in 2023. Significant investing activities are those associated with managing Busey's investment and loan portfolios.

Net cash used in financing activities totaled $858.1 million in 2024, compared to $232.0 million used in financing activities in 2023. Significant financing activities affecting cash flows include deposit and other borrowings, as well as cash dividends paid.

For additional detail, see the Consolidated Statements of Cash Flows.

Capital Resources

Busey's capital ratios are in excess of those required to be considered "well-capitalized" pursuant to applicable regulatory guidelines. The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies and their subsidiary banks. Risk-based capital ratios are established by allocating assets and certain off-balance-sheet commitments into risk-weighted categories. These balances are then multiplied by the factor appropriate for that risk-weighted category. In order to refrain from restrictions on dividends, equity repurchases, and discretionary bonus payments, banking institutions must maintain capital in excess of regulatory minimum capital requirements. The table below presents minimum capital ratios that include the capital conservation buffer in comparison to the capital ratios for First Busey and Busey Bank as of December 31, 2024.

	Minimum Capital Requirements with Capital Buffer	As of December 31, 2024	
		First Busey	Busey Bank
Common Equity Tier 1 Capital to Risk Weighted Assets	7.00 %	14.10 %	16.46 %
Tier 1 Capital to Risk Weighted Assets	8.50 %	14.98 %	16.46 %
Total Capital to Risk Weighted Assets	10.50 %	18.53 %	17.40 %
Leverage Ratio of Tier 1 Capital to Average Assets	6.50 %	11.06 %	12.14 %

Management believes that no conditions or events have occurred since December 31, 2024, that would materially adversely change First Busey's or Busey Bank's capital classifications.

NEW ACCOUNTING PRONOUNCEMENTS

Busey reviews new accounting standards as issued. Information relating to accounting pronouncements applicable to Busey appears in *"Note 1. Significant Accounting Policies"* in the Notes to the Consolidated Financial Statements.

EFFECTS OF INFLATION

The effect of inflation on a financial institution differs significantly from the effect on an industrial company. While a financial institution's operating expenses, particularly salaries, wages, and employee benefits, are affected by general inflation, the asset and liability structure of a financial institution consists largely of monetary items. Monetary items, such as cash, loans, and deposits, are those assets and liabilities which are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates have a more significant impact on a financial institution's performance than does general inflation. For additional information regarding interest rates and changes in net interest income see *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operation — Three Years Ended December 31, 2024—Consolidated Average Balance Sheets and Interest Rates"* and *"Item 7A. Quantitative and Qualitative Disclosures About Market Risk."*

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of changes in asset values due to movements in underlying market rates and prices. Interest rate risk is a type of market risk to earnings and capital arising from movements in interest rates. Interest rate risk is the most significant market risk affecting Busey as other types of market risk, such as foreign currency exchange rate risk and commodity price risk, have a minimal impact or do not arise in the normal course of Busey's business activities.

Busey has an asset-liability committee, whose policy is to meet at least quarterly, to review current market conditions and to structure the Consolidated Balance Sheets to optimize stability in net interest income in consideration of projected future changes in interest rates.

As interest rate changes do not impact all categories of assets and liabilities equally or simultaneously, the asset-liability committee primarily relies on balance sheet and income simulation analysis to determine the potential impact of changes in market interest rates on net interest income. In these standard simulation models, the balance sheet is projected over a one-year and a two-year time horizon and net interest income is calculated under current market rates and assuming permanent instantaneous shifts of +/-100, +/-200, +/-300, and +/-400 bps. The model assumes immediate and sustained shifts in the federal funds rate and other market rate indices and corresponding shifts in other non-market rate indices based on their historical changes relative to changes in the federal funds rate and other market indices. Assets and liabilities are assumed to remain constant as of the measurement date; variable-rate assets and liabilities are repriced based on repricing frequency; and prepayment speeds on loans are projected for both declining and rising rate environments.

Busey's interest rate risk resulting from immediate and sustained changes in interest rates, expressed as a change in net interest income as a percentage of the net interest income calculated in the constant base model, was as follows:

	Year-One: Basis Point Changes		Year-Two: Basis Point Changes	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
400	8.50 %	7.38 %	10.85 %	8.55 %
300	6.26 %	5.49 %	8.01 %	6.34 %
200	4.05 %	3.64 %	5.24 %	4.20 %
100	1.96 %	1.81 %	2.59 %	2.10 %
-100	(1.81)%	(1.91)%	(3.35)%	(2.98)%
-200	(3.39)%	(3.86)%	(6.65)%	(6.12)%
-300	(4.03)%	(5.60)%	(9.47)%	(9.17)%
-400	(4.41)%	(6.91)%	(12.43)%	(11.36)%

Interest rate risk is monitored and managed within approved policy limits and any temporary exceptions to policy in periods of rapid rate movement are approved and documented. The calculation of potential effects of hypothetical interest rate changes is based on numerous assumptions and should not be relied upon as indicative of actual results. Actual results would likely differ from simulated results due to the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Contents of Item 8. Financial Statements & Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of First Busey Corporation and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Busey Corporation and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 27, 2025, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans—Adjustments to Historical Loss Factors

As described in Notes 1 and 4 to the financial statements, the Company's allowance for credit losses totaled $83.4 million, which consists of a reserve on loans collectively evaluated for impairment (a/k/a general reserve) of $81.6 million and a reserve on loans individually evaluated (a/k/a specific reserve) of $1.8 million at December 31, 2024. The allowance for credit losses is measured on a collective loan pool basis when similar risk characteristics exist. On a case-by-case basis, a loan may be evaluated on an individual basis based on disparate risk characteristics. The measurement of expected credit losses on collectively evaluated loans is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the amortized cost basis. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions such as changes in unemployment rates, property values and other relevant factors. The calculation also contemplates that the Company may not be able to make or obtain such forecasts for the entire life of the financial assets and requires a reversion to historical credit loss information.

We identified the adjustments to historical loss factors component of the allowance for credit losses as a critical audit matter, as auditing the underlying adjustments required significant auditor judgment as amounts determined by management rely on analysis that is highly subjective and includes significant estimation uncertainty.

Our audit procedures related to the adjustments to historical factors within the allowance for credit losses include the following, among others:

- We obtained an understanding of the relevant controls related to the adjustments to historical factors in the calculation of the allowance for credit losses and tested such controls for design and operating effectiveness.

- We tested the completeness and accuracy of data used by management in determining adjustments to historical loss factors including testing the supporting data for agreement to internal or external source data.

- We tested management's conclusions regarding the appropriateness of the adjustments, including magnitude and directional consistency, to historical loss factors included in the allowance for credit losses calculation.

/s/ RSM US LLP

We or our predecessor firms have served as the Company's auditor since at least 1980; however, an earlier year could not be established.

Champaign, Illinois
February 27, 2025

FIRST BUSEY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of December 31,	
	2024	**2023**
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 129,444	$ 134,680
Interest-bearing deposits	568,215	584,901
Total cash and cash equivalents	697,659	719,581
Debt securities available for sale	1,810,221	2,087,571
Debt securities held to maturity	826,630	872,628
Equity securities	15,862	9,812
Loans held for sale	3,657	2,379
Portfolio loans (net of ACL of $83,404 at December 31, 2024; $91,740 at December 31, 2023)	7,613,683	7,559,294
Restricted bank stock	49,930	6,000
Premises and equipment, net	118,820	122,594
Right of use assets	10,608	11,027
Goodwill	333,695	317,873
Other intangible assets, net	32,280	35,991
Cash surrender value of bank owned life insurance	185,087	182,975
Other assets	348,590	355,690
Total assets	$ 12,046,722	$ 12,283,415
Liabilities and stockholders' equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 2,719,907	$ 2,834,655
Interest-bearing	7,262,583	7,456,501
Total deposits	9,982,490	10,291,156
Securities sold under agreements to repurchase	155,610	187,396
Short-term borrowings	—	12,000
Long-term debt	—	18,000
Subordinated notes, net of unamortized issuance costs	227,723	222,882
Junior subordinated debt owed to unconsolidated trusts	74,815	71,993
Lease liabilities	11,040	11,308
Other liabilities	211,775	196,699
Total liabilities	10,663,453	11,011,434
Outstanding commitments and contingent liabilities (see Notes 7 and 18)		
Stockholders' equity		
Common stock, ($0.001 par value; 100,000,000 shares authorized)	60	58
Additional paid-in capital	1,360,530	1,323,595
Retained earnings	294,054	237,197
AOCI	(207,039)	(218,803)
Total stockholders' equity before treasury stock	1,447,605	1,342,047
Treasury stock at cost	(64,336)	(70,066)
Total stockholders' equity	1,383,269	1,271,981
Total liabilities and stockholders' equity	$ 12,046,722	$ 12,283,415
Shares		
Common shares issued	59,546,273	58,116,969
Less: Treasury shares	(2,650,292)	(2,872,850)
Common shares outstanding	56,895,981	55,244,119

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSEY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share amounts)

	Years Ended December 31,		
	2024	**2023**	**2022**
Interest income			
Interest and fees on loans	$ 426,422	$ 385,848	$ 287,477
Interest and dividends on investment securities:			
Taxable interest income	72,794	80,316	66,140
Non-taxable interest income	1,176	2,678	3,272
Dividend income on bank stock	848	1,170	190
Other interest income	22,441	10,531	3,097
Total interest income	523,681	480,543	360,176
Interest expense			
Deposits	178,463	123,985	16,112
Federal funds purchased and securities sold under agreements to repurchase	4,308	5,203	1,475
Short-term borrowings	701	12,775	1,647
Long-term debt	300	1,700	1,310
Senior notes	—	—	637
Subordinated notes	12,650	12,406	12,338
Junior subordinated debt owed to unconsolidated trusts	4,648	3,853	3,029
Total interest expense	201,070	159,922	36,548
Net interest income	322,611	320,621	323,628
Provision for credit losses	8,590	2,399	4,623
Net interest income after provision for credit losses	314,021	318,222	319,005
Noninterest income			
Wealth management fees	63,630	57,309	55,378
Fees for customer services	30,933	29,044	33,111
Payment technology solutions	21,983	21,192	20,067
Mortgage revenue	2,075	1,089	1,895
Income on bank owned life insurance	5,130	4,701	3,663
Realized net gains (losses) on the sale of mortgage servicing rights	7,724	—	—
Realized net gains (losses) on securities	(7,033)	(28)	50
Unrealized net gains (losses) recognized on equity securities	931	(2,171)	(2,183)
Other noninterest income	14,309	10,078	14,632
Total noninterest income	139,682	121,214	126,613
Noninterest expense			
Salaries, wages, and employee benefits	175,619	162,597	159,016
Data processing	27,124	23,708	21,648
Net occupancy expense of premises	18,737	18,214	19,130
Furniture and equipment expenses	6,805	6,759	7,645
Professional fees	12,804	7,147	6,125
Amortization of intangible assets	10,057	10,432	11,628
Interchange expense	6,001	6,864	6,298
FDIC insurance	5,603	5,650	4,058
Other noninterest expense	37,649	44,161	48,333
Total noninterest expense	300,399	285,532	283,881
Income before income taxes	153,304	153,904	161,737
Income taxes	39,613	31,339	33,426
Net income	$ 113,691	$ 122,565	$ 128,311
Basic earnings per common share	$ 2.01	$ 2.21	$ 2.32
Diluted earnings per common share	1.98	2.18	2.29
Dividends declared per share of common stock	0.96	0.96	0.92

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSEY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 113,691	$ 122,565	$ 128,311
OCI:			
Unrealized/Unrecognized gains (losses) on debt securities:			
Net unrealized holding gains (losses) on debt securities available for sale	10,295	58,498	(278,762)
Net unrecognized gains (losses) on debt securities transferred to held to maturity from available for sale	—	—	(48,456)
Reclassification adjustment for realized (gains) losses on debt securities available for sale included in net income	7,033	5,503	(26)
Amortization of unrecognized losses on securities transferred to held to maturity	5,481	6,189	6,638
Tax effect	(7,934)	(20,006)	91,386
Net change in unrealized/unrecognized gains (losses) on debt securities	14,875	50,184	(229,220)
Unrealized gains (losses) on cash flow hedges:			
Net unrealized holding gains (losses) on cash flow hedges	(13,055)	(2,567)	(28,975)
Reclassification adjustment for realized (gains) losses on cash flow hedges included in net income	9,291	8,569	583
Tax effect	653	(1,711)	8,092
Net change in unrealized gains (losses) on cash flow hedges	(3,111)	4,291	(20,300)
OCI	11,764	54,475	(249,520)
Total comprehensive income (loss)	$ 125,455	$ 177,040	$ (121,209)

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSEY CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands, except per share amounts)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	AOCI	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2021	55,434,910	$ 58	$ 1,316,984	$ 92,463	$ (23,758)	$ (66,635)	$ 1,319,112
Net income	—	—	—	128,311	—	—	128,311
OCI, net of tax	—	—	—	—	(249,520)	—	(249,520)
Repurchase of stock	(388,614)	—	—	—	—	(9,912)	(9,912)
Issuance of treasury stock for ESPP	57,385	—	(320)	—	—	1,477	1,157
Net issuance of treasury stock for RSU/PSU/DSU vesting and related tax	175,225	—	(5,789)	—	—	4,513	(1,276)
Issuance of treasury stock for stock options exercised, net of shares redeemed and related tax	218	—	(5)	—	—	5	—
Cash dividends common stock at $0.92 per share	—	—	—	(50,863)	—	—	(50,863)
Stock dividend equivalents on RSUs/PSUs/DSUs	—	—	1,142	(1,142)	—	—	—
Stock-based compensation	—	—	8,968	—	—	—	8,968
Balance, December 31, 2022	55,279,124	58	1,320,980	168,769	(273,278)	(70,552)	1,145,977
Net income	—	—	—	122,565	—	—	122,565
OCI, net of tax	—	—	—	—	54,475	—	54,475
Repurchase of stock	(227,935)	—	—	—	—	(4,482)	(4,482)
Issuance of treasury stock for ESPP	59,845	—	(530)	—	—	1,541	1,011
Net issuance of treasury stock for RSU/PSU/DSU vesting and related tax	132,091	—	(4,494)	—	—	3,401	(1,093)
Net issuance of treasury stock for warrants exercised	994	—	(17)	—	—	26	9
Cash dividends common stock at $0.96 per share	—	—	—	(53,076)	—	—	(53,076)
Stock dividend equivalents on RSUs/PSUs/DSUs	—	—	1,061	(1,061)	—	—	—
Stock-based compensation	—	—	6,595	—	—	—	6,595
Balance, December 31, 2023	55,244,119	58	1,323,595	237,197	(218,803)	(70,066)	1,271,981
Cumulative effect of change in accounting principal (ASU 2023-02)	—	—	—	(1,391)	—	—	(1,391)
Net income	—	—	—	113,691	—	—	113,691
OCI, net of tax	—	—	—	—	11,764	—	11,764
Stock issued in acquisition, net of stock issuance costs	1,429,304	2	34,232	—	—	—	34,234
Issuance of treasury stock for ESPP	58,843	—	(325)	—	—	1,515	1,190
Net issuance of treasury stock for RSU/PSU/DSU vesting and related tax	163,387	—	(5,961)	—	—	4,207	(1,754)
Net issuance of treasury stock for warrants exercised	328	—	(11)	—	—	8	(3)
Cash dividends common stock at $0.96 per share	—	—	—	(54,169)	—	—	(54,169)
Stock dividend equivalents on RSUs/PSUs/DSUs	—	—	1,274	(1,274)	—	—	—
Stock-based compensation	—	—	7,726	—	—	—	7,726
Balance, December 31, 2024	56,895,981	$ 60	$ 1,360,530	$ 294,054	$ (207,039)	$ (64,336)	$ 1,383,269

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSEY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flows provided by (used in) operating activities			
Net income	$ 113,691	$ 122,565	$ 128,311
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	8,590	2,399	4,623
Amortization of intangible assets	10,057	10,432	11,628
Amortization of mortgage servicing rights	997	2,785	3,540
Amortization of New Markets Tax Credit	—	8,999	6,333
Depreciation and amortization of premises and equipment	9,503	9,488	10,482
Net amortization (accretion) on portfolio loans	4,372	6,971	3,932
Net amortization (accretion) of premium (discount) on investment securities	8,857	14,406	20,799
Net amortization (accretion) of premium (discount) on time deposits	101	(270)	(403)
Net amortization (accretion) of premium (discount) on FHLB advances and other borrowings	1,158	1,027	1,400
Impairment of OREO and other repossessed assets	—	100	611
Impairment of fixed assets held for sale	637	—	427
Impairment of mortgage servicing rights	—	1	(8)
Impairment of leases	—	—	84
Unrealized (gains) losses recognized on equity securities, net	(931)	2,171	2,183
(Gain) loss on sales of equity securities, net	—	(5,475)	(24)
(Gain) loss on sales of debt securities, net	7,033	5,503	(26)
(Gain) loss on sales of mortgage servicing rights	(7,724)	—	—
(Gain) loss on sales of loans, net	(1,761)	(733)	(1,944)
(Gain) loss on sales of OREO and other repossessed assets	(585)	(46)	(54)
(Gain) loss on sales of premises and equipment	(138)	(450)	(825)
(Gain) loss on life insurance proceeds	(895)	(759)	—
(Increase) decrease in cash surrender value of bank owned life insurance	(4,235)	(3,942)	(3,663)
Provision for deferred income taxes	1,384	(2,920)	(1,272)
Stock-based compensation	7,726	6,595	8,968
Proceeds from the sale of mortgage servicing rights	9,796	—	—
Mortgage loans originated for sale	(104,176)	(35,413)	(70,953)
Proceeds from sales of mortgage loans	104,670	35,018	95,289
(Increase) decrease in other assets	19,752	(17,888)	(56,284)
Increase (decrease) in other liabilities	(9,612)	12,826	2,633
Net cash provided by (used in) operating activities	$ 178,267	$ 173,390	$ 165,787
Cash flows provided by (used in) investing activities			
Purchases of equity securities	$ (30,422)	$ (6,617)	$ (14,820)
Purchases of debt securities available for sale	(182,603)	(10,436)	(280,083)
Proceeds from sales of equity securities	25,303	11,644	15,418
Proceeds from sales of debt securities available for sale	101,361	105,044	—
Proceeds from paydowns and maturities of debt securities held to maturity	48,822	48,927	70,116
Proceeds from paydowns and maturities of debt securities available for sale	370,774	326,252	470,134
Purchases of restricted bank stock	(43,954)	(30,957)	(12,969)
Proceeds from the redemption of restricted bank stock	884	43,926	225
Purchases of loans	(14,602)	—	—
Net (increase) decrease in loans	364,455	65,240	(541,713)
Net cash received in (paid for) acquisitions	18,377	—	—
Cash paid for premiums on bank-owned life insurance	(74)	(80)	(106)
Proceeds from life insurance	3,092	2,292	219
Purchases of premises and equipment	(6,430)	(9,533)	(4,989)
Proceeds from disposition of premises and equipment	2,247	4,425	4,528
Proceeds from sales of OREO and other repossessed assets, including cash payments collected	673	860	3,184
Net cash provided by (used in) investing activities	$ 657,903	$ 550,987	$ (290,856)

(continued)

FIRST BUSEY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	Years Ended December 31,		
	2024	2023	2022
Cash flows provided by (used in) financing activities			
Net increase (decrease) in deposits	$ (701,605)	$ 220,146	$ (696,894)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(32,969)	(42,410)	(40,333)
Net increase (decrease) in short-term borrowings	(36,000)	(335,000)	330,000
Proceeds from other borrowings, net of debt issuance costs	—	—	98,094
Repayment of other borrowings	(31,450)	(16,054)	(112,678)
Cash dividends paid	(54,169)	(53,076)	(50,863)
Purchase of treasury stock	—	(4,482)	(9,912)
Cash paid for withholding taxes on stock-based payments	(1,755)	(1,093)	(1,276)
Proceeds from stock options exercised	(3)	—	—
Proceeds from stock warrants exercised	—	9	—
Common stock issuance costs	(141)	—	—
Net cash provided by (used in) financing activities	$ (858,092)	$ (231,960)	$ (483,862)
Net increase (decrease) in cash and cash equivalents	$ (21,922)	$ 492,417	$ (608,931)
Cash and cash equivalents, beginning of period	719,581	227,164	836,095
Cash and cash equivalents, ending of period	$ 697,659	$ 719,581	$ 227,164
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$ 208,359	$ 135,482	$ 35,297
Income taxes	12,907	25,408	30,676
Non-cash investing and financing activities:			
OREO acquired in settlement of loans	$ 26	$ 189	$ 175
Transfer of debt securities available for sale to held to maturity	—	—	985,199

See accompanying Notes to Consolidated Financial Statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

First Busey Corporation is a financial holding company organized under the laws of Nevada. First Busey Corporation's subsidiaries provide retail and commercial banking services and payment technology solutions, and offer a full range of financial products and services including depository, lending, security brokerage, investment management, and fiduciary services, to individual, corporate, institutional, and governmental customers through their locations in Illinois, Missouri, southwest Florida and Indianapolis, Indiana. First Busey Corporation and its subsidiaries are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Busey's accounting and reporting policies conform to GAAP. The Consolidated Financial Statements include the accounts of First Busey Corporation and its subsidiaries, which include Deed of Trust Services Corporation, and Busey Bank, including Busey Bank's wholly-owned subsidiaries FirsTech, Pulaski Service Corporation, and Busey Capital Management, Inc. Further, until its dissolution on December 18, 2023, First Busey Risk Management was a subsidiary of First Busey Corporation and included in the Company's Consolidated Financial Statements. Operating results generated from acquired businesses are included with Busey's results of operations starting from each date of acquisition. First Busey Corporation and its subsidiaries maintain various limited liability companies that hold specific assets for risk mitigation purposes and are consolidated into Busey's Consolidated Financial Statements. Intercompany balances and transactions have been eliminated in consolidation.

Because Busey is not the primary beneficiary, the Consolidated Financial Statements exclude the following wholly-owned variable interest entities: First Busey Statutory Trust II, First Busey Statutory Trust III, First Busey Statutory Trust IV, Pulaski Financial Statutory Trust I, Pulaski Financial Statutory Trust II, and Merchants and Manufacturers Bank Statutory Trust I.

Use of Estimates

In preparing the accompanying Consolidated Financial Statements in conformity with GAAP, Busey's management is required to make estimates and assumptions that affect the amounts reported on the Consolidated Financial Statements and the disclosures provided. Actual results could differ from those estimates. Material estimates which are particularly susceptible to significant change in the near-term relate to the fair value of assets acquired and liabilities assumed in business combinations, goodwill, income taxes, and the determination of the ACL.

Trust Assets

Assets held for customers in a fiduciary or agency capacity, other than trust cash on deposit at Busey Bank, are not Busey's assets and, accordingly, are not included in the accompanying Consolidated Financial Statements. Busey had assets under care of $13.83 billion at December 31, 2024, and $12.14 billion at December 31, 2023.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash items in process of collection, amounts due from other banks, interest-bearing deposits held with other financial institutions, and federal funds sold. The carrying amount of these instruments is considered a reasonable estimate of fair value.

Busey maintains its cash in deposit accounts, the balance of which, at times, may exceed federally insured limits. Busey has not experienced any losses in such accounts. Management believes Busey is not exposed to any significant credit risk on cash and cash equivalents.

Business Combinations

Business combinations are accounted for under ASC Topic 805 *"Business Combinations"* using the acquisition method of accounting. The acquisition method of accounting requires that the assets acquired and the liabilities assumed are recognized, measured at their estimated fair values, as of the date Busey obtains control of the acquiree (the acquisition date). To estimate fair values of assets acquired and liabilities assumed, Busey may utilize third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. Further, management assumptions require consideration of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors.

Operating results generated from acquired businesses are included with Busey's results of operations starting from each acquisition date. Acquisition related costs are costs that Busey incurs to effect a business combination, and may include legal, accounting, valuation, other professional or consulting fees, system conversions, and marketing costs. Busey accounts for acquisition related costs by recording them as expenses in the periods in which the costs are incurred and the services are received. Costs that Busey expects, but is not obligated to incur in the future, to effect its plan to exit an activity of an acquiree or to terminate the employment of an acquiree's employees are not liabilities at the acquisition date. Instead, Busey recognizes these costs in its post-combination Consolidated Financial Statements in accordance with other applicable accounting guidance.

Securities

Debt Securities Available for Sale

Debt securities classified as available for sale are those debt securities that Busey intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on factors including significant movements in interest rates, changes in the maturity mix of Busey's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Debt securities available for sale are carried at fair value, with unrealized gains and losses reported in OCI, net of taxes.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. The amortization period for certain callable debt securities held at a premium are amortized to the earliest call date, while discounts on debt securities are amortized to maturity. Gains and losses on the sale of debt securities available for sale are recorded on the trade date and are determined using the specific identification method.

Debt securities available for sale are not within the scope of the current expected credit losses methodology, however, the accounting for credit losses on these securities is affected by ASC Subtopic 326-30 *"Financial Instruments-Credit Losses—Available-for-Sale Debt Securities."* A debt security available for sale is impaired if the fair value of the security declines below its amortized cost basis. To determine the appropriate accounting, Busey must first determine if it intends to sell the security or if it is more likely than not that it will be required to sell the security before the fair value increases to at least the amortized cost basis. If either of those selling events is expected, Busey will write down the amortized cost basis of the security to its fair value. This is achieved by writing off any previously recorded allowance, if applicable, and recognizing any incremental impairment through earnings. If Busey neither intends to sell the security nor believes it is more likely than not that the Company will be required to sell the security before the fair value recovers to the amortized cost basis, Busey must determine whether any of the decline in fair value has resulted from a credit loss, or if it is entirely the result of noncredit factors.

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Busey considers the following factors in assessing whether the decline is due to a credit loss:

- Extent to which the fair value is less than the amortized cost basis;

- Adverse conditions specifically related to the security, an industry, or a geographic area (for example, changes in the financial condition of the issuer of the security, or in the case of an asset-backed debt security, in the financial condition of the underlying loan obligors);

- Payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future;

- Failure of the issuer of the security to make scheduled interest or principal payments; and

- Any changes to the rating of the security by a rating agency.

Impairment related to a credit loss must be measured using the discounted cash flow method. Credit loss recognition is limited to the fair value of the security. Impairment is recognized by establishing an allowance for the debt security through the provision for credit losses. Impairment related to noncredit factors is recognized in AOCI, net of applicable taxes. Busey did not recognize any credit impairment on debt securities available for sale in 2024, 2023, or 2022.

Debt Securities Held to Maturity

Debt securities classified as held to maturity are those debt securities that Busey has the intent and ability to hold to maturity and are carried at amortized cost. In 2022, Busey elected to transfer a portion of the agency mortgage-backed securities portfolio from available for sale to held to maturity. While held to maturity securities are within the scope of CECL, the standard allows for an assumption of zero credit losses when the expectation of non-payment is zero. The risk of credit loss related to mortgage-backed securities issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises is considered zero, therefore requiring no allowance to be recorded.

Accrued interest receivable for both debt securities available for sale and debt securities held to maturity totaled $10.5 million at December 31, 2024, and is excluded from the estimate of credit losses. Accrued interest receivable is reported in other assets on the Consolidated Balance Sheets.

Equity Securities

Equity securities are carried at fair value with changes in fair value recognized in earnings.

Loans Held for Sale

Loans held for sale include mortgage loans which Busey intends to sell to investors and/or the secondary mortgage market.

Busey accounts for loans held for sale at LOCOM. Loans held for sale are carried at amortized historical cost less loan write-offs and downward fair value adjustments, as may be applicable. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying amount, net of the value of any servicing assets for loans that were sold with servicing rights retained.

Loan Servicing

Servicing assets are recognized when servicing rights are acquired or retained through the sale of mortgage and government-guaranteed commercial loans. The unpaid principal balances of loans serviced by Busey for the benefit of others totaled $582.5 million as of December 31, 2024, and $1.49 billion as of December 31, 2023, and are not included in the accompanying Consolidated Balance Sheets. During the first quarter of 2024, Busey sold the mortgage servicing rights on approximately $923.5 million of one- to four-family mortgage loans for an estimated pre-tax gain of $7.5 million, which enabled Busey to sell available-for-sale debt securities with a book value of approximately $108.2 million for a pre-tax loss of $6.8 million.

Servicing rights are initially recorded at estimated fair value, which is determined using a valuation model that calculates the present value of estimated future net servicing income. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. The amortization of mortgage servicing rights is included in mortgage revenue. The amortization of government-guaranteed commercial loan servicing rights is included in other income.

Servicing rights are periodically evaluated for impairment based on the fair value of those rights as compared to the carrying amount. Fair values are estimated using discounted cash flows based on expected prepayment rates and other inputs. For purposes of measuring impairment, servicing rights are stratified by one or more predominant characteristics of the underlying loans. A valuation allowance is recognized in the amount by which the amortized cost of the rights for each stratum exceeds its fair value, if any. If Busey later determines that all or a portion of the impairment no longer exists for a particular group of loans, a reversal of the allowance may be recorded in current period earnings. Busey had an immaterial amount of impairment recorded at December 31, 2024 and 2023.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned.

Portfolio Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred origination fees and costs, charge-offs, and the ACL.

Loan origination fees, net of certain direct loan origination costs, are deferred and the net amount is amortized as an adjustment of the related loan's yield. Busey amortizes the net amount over the contractual life of the related loan.

Interest income is accrued daily on outstanding loan balances. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. Past due status is based on the contractual terms of the loan.

Interest accrued but not collected for loans that are charged-off or placed on non-accrual status is reversed against interest income. The interest on non-accrual loans is accounted for on the cost-recovery method, until returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan Modifications

Busey's loan portfolio includes certain loans that have been modified in accordance with loan refinancing and restructuring guidance in ASC Subtopic 310-20-35-9 through 35-11 *"Receivables —Nonrefundable Fees and Other Costs—Subsequent Measurement—Loan Refinancing or Restructuring"* for borrowers experiencing financial difficulty. For additional information about loan modifications for borrowers experiencing financial difficulty, see "*Note 4. Portfolio Loans.*"

Allowance for Credit Losses

The ACL is a significant estimate on Busey's Consolidated Financial Statements, affecting both earnings and capital. The ACL is a valuation account that is deducted from the portfolio loans' amortized cost bases to present the net amount expected to be collected on the portfolio loans. Portfolio loans are charged off against the ACL when management believes the loan balance is uncollectible. Recoveries will be recognized up to the aggregate amount of previously charged-off balances. The ACL is established through the provision for credit loss charged to income.

A loan's amortized cost basis is comprised of the unpaid principal balance of the loan net of charge-offs, accrued interest receivable, purchase premiums or discounts, and net deferred origination fees or costs. Busey has estimated its allowance on the amortized cost basis, exclusive of government guaranteed loans and accrued interest receivable. Further, as permitted under the practical expedient provided within ASC 326-20-35-6, Busey did not record an ACL for its Life Equity Loan® portfolio due to no expected credit loss at default. Busey writes-off uncollectible accrued interest receivable in a timely manner and has elected to not measure an allowance for accrued interest receivable. Busey presents the aggregate amount of accrued interest receivable for all financial instruments in other assets on the Consolidated Balance Sheets and the balance of accrued interest receivable is disclosed in "*Note 20. Fair Value Measurements.*"

Busey's methodology influences, and is influenced by, Busey's overall credit risk management processes. The ACL is managed in accordance with GAAP to provide an adequate reserve for expected credit losses that is reflective of management's best estimate of what is expected to be collected. The ACL must be determined on a collective (pool) basis when similar risk characteristics exist. On a case-by-case basis, Busey may conclude that a loan should be evaluated on an individual basis based on disparate risk characteristics.

The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the amortized cost basis. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions such as changes in unemployment rates, property values, and other relevant factors. The calculation also contemplates that Busey may not be able to make or obtain such forecasts for the entire life of the financial assets and requires a reversion to historical credit loss information. Due to the continued economic uncertainty in the markets in which the Company operates, Busey will continue to utilize a forecast period of 12 months with an immediate reversion to historical loss rates beyond this forecast period in its ACL estimate.

Ongoing impacts of CECL will be dependent upon changes in economic conditions and forecasts, originated and acquired loan portfolio composition, prepayment speeds, credit performance trends, portfolio duration, and other factors.

Assets Purchased with Credit Deterioration

Acquired loans are separated into two categories based on the credit risk characteristics of the underlying borrowers: (1) PCD, for loans which have experienced more than insignificant credit deterioration since origination, or (2) all other loans.

For PCD loans, an ACL is determined at the date of acquisition using the same methodology as other loans held for investment. This initial ACL, when determined on a collective basis, is allocated to the individual loans, and the sum of each loan's purchase price and ACL becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. The ACL on PCD loans is recorded in the acquisition accounting and no provision for credit losses is recognized at the acquisition date. Subsequent changes to the ACL are recorded as a charge to the provision for credit losses.

For all other loans, an ACL is established immediately after the acquisition through a charge to the provision for credit losses.

Upon adoption of ASC Topic 326 *"Financial Instruments-Credit Losses"* Busey applied the prospective transition approach for financial assets considered PCD that were previously classified as PCI and accounted for under ASC Subtopic 310-30 *"Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality."* In accordance with the standard, management did not reassess whether PCI assets met the criteria of PCD assets as of the date of adoption. The amortized cost basis of these PCD assets was adjusted to reflect an ACL for any remaining credit discount. The noncredit discount is being accreted into interest income using the January 1, 2020, effective interest rate. Subsequent changes in expected cash flows will be adjusted through the ACL.

Other Real Estate Owned and Other Repossessed Assets

OREO and other repossessed assets represent properties and other assets acquired through foreclosure or other proceedings in settlement of loans. OREO and other repossessed assets are recorded at the fair value of the property or asset, less estimated costs of disposal, which establishes a new cost basis. Any adjustment to fair value at the time of transfer to OREO or other repossessed assets is charged to the ACL. OREO property and other repossessed assets are evaluated regularly to ensure the recorded amount is supported by its current fair value; write downs or valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded, as necessary. OREO and other repossessed assets are included in other assets on the Consolidated Balance Sheets. Revenue, expense, gains, and losses from the operations of foreclosed assets are included in earnings.

Long-Lived Assets

Long-lived assets, including premises and equipment, right of use assets, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows from operations of the asset are less than the carrying value of the asset. Cash flows used for this analysis are those directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of the asset. Any impairment loss is measured as the amount by which the carrying value of the asset exceeds its fair value.

Premises and Equipment

Land is carried at cost less accumulated depreciation of depreciable land improvements. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful lives for premises and equipment are:

Asset Description	Estimated Useful Life
Buildings and improvements	3 — 40 years
Furniture and equipment	3 — 10 years

Premises and equipment are reviewed for impairment in accordance with Busey's policies regarding long-lived assets.

Bank property held for sale, included in premises and equipment, represents certain banking center office buildings which Busey had closed and consolidated with other existing banking centers. Bank property held for sale is measured at the lower of amortized cost or estimated fair value less estimated costs to sell, and depreciation has been stopped.

Leases

A determination is made at inception if an arrangement contains a lease. For arrangements containing leases, Busey recognizes leases on the Consolidated Balance Sheets as right of use assets and corresponding lease liabilities. Lease-related assets, or right of use assets, are recognized on the lease commencement date at amounts equal to the respective lease liabilities, adjusted for prepaid lease payments, initial direct costs, and lease incentives received. Lease-related liabilities are recognized at the present value of the remaining contractual fixed lease payments, discounted using the rate implicit in the lease or Busey's incremental borrowing rate.

ASC Topic 842 *"Leases"* requires the use of the rate implicit in the lease whenever this rate is readily determinable. If not readily determinable, Busey uses its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to Busey's adoption of ASC Topic 842 on January 1, 2019, Busey used a borrowing rate that corresponded to the lease term remaining as of the date of adoption of ASC Topic 842.

Busey's lease agreements often include one or more options to renew at Busey's discretion. When Busey considers the exercise of a renewal option to be reasonably certain, that renewal term is included in the calculation of the right of use asset and lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term, including any renewal terms available through options to renew that Busey is reasonably certain to exercise. Variable lease payments are expensed as incurred.

Right of use assets are reviewed for impairment in accordance with Busey's policies regarding long-lived assets.

Goodwill and Other Intangibles

Goodwill represents the excess of consideration transferred in a business combination over the fair value of the net assets acquired. Goodwill is not amortized but is subject to at least annual impairment assessments. A separate goodwill impairment assessment is performed for each reporting unit on the goodwill that has been allocated to it. A reporting unit is a component of an operating segment that constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. Busey's reporting units are the same as its operating segments. Busey has established December 31 as the annual impairment assessment date for each of its reporting units. As part of this assessment, each reporting unit's carrying value is compared to its fair value.

Busey estimates the fair value of its reporting units as of the measurement date utilizing valuation methodologies including comparable company analysis and precedent transaction analysis. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. There was no impairment as of December 31, 2024 or 2023.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from acquisitions. Other intangible assets are amortized over their estimated useful lives, and are reviewed for impairment in accordance with Busey's policies regarding long-lived assets.

See "*Note 8. Goodwill and Other Intangible Assets*" for additional information.

Cash Surrender Value of Bank Owned Life Insurance

Busey has purchased, or acquired through acquisitions, life insurance policies on certain executives and senior officers. Life insurance is recorded at its cash surrender value, which approximates its fair value.

Busey maintains a liability for post-employment benefits related to split-dollar life insurance arrangements. In an endorsement split-dollar life insurance arrangement, the employer owns and controls the policy, and the employer and employee split the life insurance policy's cash surrender value and/or death benefits. If the employer agrees to maintain a life insurance policy during the employee's retirement, the present value of the cost of maintaining the insurance policy is accrued over the employee's active service period. Similarly, if the employer agrees to provide the employee with a death benefit, the present value of the death benefit is accrued over the employee's active service period. Busey accrued liabilities for these arrangements totaling $5.7 million as of December 31, 2024, and $5.6 million as of December 31, 2023. Liabilities for post-employment benefits are included in other liabilities on the Consolidated Balance Sheets.

Restricted Bank Stock

During the fourth quarter of 2024 Busey Bank became a member of the Federal Reserve System. Federal Reserve member banks are required to own a certain amount of Federal Reserve Bank stock. Busey's investment in Federal Reserve Bank stock was $43.9 million as of December 31, 2024. Busey's investment in Federal Reserve Bank stock represents approximately half of the total required subscription, and the remaining half is unpaid and remains subject to call by the Federal Reserve Bank. As such, Busey reserved cash of $43.9 million as of December 31, 2024.

Busey Bank is a member of the FHLB system. FHLB members are required to own a certain amount of FHLB stock based on the level of borrowings and other factors, and may invest in additional amounts. Busey's investment in FHLB stock was $6.0 million as of both December 31, 2024 and 2023.

Federal Reserve Bank stock and FHLB stock are carried at cost in restricted bank stock on the Consolidated Balance Sheets. Cash reserves are included in interest-bearing deposits as part of Busey's total cash and cash equivalents balances reported on the Consolidated Balance Sheets. Dividends are reported as interest income on the Consolidated Statements of Income. Dividend income is accrued on Federal Reserve Bank stock and is recognized when declared on FHLB stock.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from Busey's assets, (2) the transferee obtains the right to pledge or exchange the assets it receives, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor, and (3) Busey does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. When transfers of financial assets fail to meet these criteria, those transfers are accounted for as secured borrowings.

Income Taxes

Busey is subject to income taxes in U.S. federal and various state jurisdictions. First Busey Corporation and its subsidiaries file consolidated federal and state income tax returns with each subsidiary computing its taxes on a separate entity basis. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations, which requires significant judgment. Busey is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for the years before 2021.

Under GAAP, a valuation allowance is required to be recognized if it is more likely than not that the deferred tax assets will not be realized. The determination of the recoverability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions.

In 2024, Busey recorded a one-time deferred tax valuation adjustment of $1.4 million resulting from a change to the Illinois apportionment rate due to recently enacted regulations. These new regulations are expected to lower Busey's ongoing tax obligation in future periods, but created a negative adjustment to the carrying value of Busey's deferred tax asset in 2024. Management believes that it is more likely than not that the deferred tax assets included in the accompanying Consolidated Financial Statements will be fully realized. Busey determined that no valuation allowance was required as of December 31, 2024, or 2023.

Positions taken in tax returns may be subject to challenge upon examination by the taxing authorities. Uncertain tax positions are initially recognized on the Consolidated Financial Statements when it is more likely than not the position will not be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. When applicable, Busey recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses.

At December 31, 2024, Busey Bank was under examination by the Florida Department of Revenue for its 2020 to 2022 corporate income tax filings. Busey Bank accrued $0.1 million related to potential assessment adjustments and interest. Other than this, Busey had no accruals for payments of interest and penalties related to uncertain tax positions at December 31, 2024, or 2023. Further, in February of 2025, Busey received notice of audit initiation from the Illinois Department of Revenue for M&M's tax filings for the tax years 2022 and 2023.

Tax Credit and Other Investments in Unconsolidated Entities

Busey has invested in certain tax-advantaged projects promoting affordable housing, new markets, and historic rehabilitation. These investments are designed to generate returns primarily though the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These investments are considered to be variable interest entities, and are accounted for under the equity, cost, or proportional amortization practical expedient methods, as appropriate. These investments involve significant management judgments, including a determination of which entities have the power to direct activities, and whether these entities are variable interest entities. Busey is required to evaluate whether to consolidate a variable interest entity at both inception and on an ongoing basis. Busey is not required to consolidate variable interest entities in which it has concluded it does not have a controlling financial interest and is not the primary beneficiary. Busey's maximum exposure to loss related to its investments in these unconsolidated variable interest entities is limited to the carrying amount of the investment, net of any unfunded capital commitments and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. Busey believes potential losses from these investments are remote. In addition, Busey has private equity investments, which are primarily in funds that invest in small businesses across diverse sectors including, but not limited to, financial technology, business services, manufacturing, agribusiness, healthcare, software as a service, and environmental, or supporting the preservation of affordable housing.

Upon adoption of ASU 2023-02 on January 1, 2024, Busey elected to apply the proportional amortization method in accounting for investments in tax-advantaged projects. Income tax credits and other tax benefits, net of investment amortization, were included as a component of Busey's estimated annual effective tax rate used for the calculation of income taxes presented on the Consolidated Statements of Income.

For additional information regarding these investments, see "*Note 14. Tax Credit and Other Investments in Unconsolidated Entities*."

Treasury Stock

Treasury stock acquired is recorded at cost. Treasury stock issued is valued based on the "first-in, first-out" method. Gains and losses on issuance are recorded as increases or decreases to additional paid-in capital.

Stock-Based Employee Compensation

Busey's equity incentive plans are designed to encourage ownership of its common stock by its employees and directors, to provide additional incentive for them to promote the success of Busey's business, and to attract and retain talented personnel.

2020 Equity Plan

The 2020 Equity Plan was originally approved by stockholders at the 2020 Annual Meeting of Stockholders. A description of the 2020 Equity Plan, as originally approved, can be found in Appendix A within Busey's Proxy Statement for the 2020 Annual Meeting of Stockholders filed on April 9, 2020. Upon the 2020 Equity Plan's original approval, it replaced the 2010 Equity Incentive Plan and the First Community 2016 Equity Incentive Plan, which, from time to time, Busey used to grant equity awards to legacy employees of First Community. Under the terms of the 2020 Equity Plan, Busey has granted RSU, DSU, and PSU awards.

An amendment to and restatement of the 2020 Equity Plan was approved by stockholders at the 2023 Annual Meeting of Stockholders. The terms of the amended and restated 2020 Equity Plan are substantially identical to those of the originally approved 2020 Equity Plan, other than a 1,350,000 increase in the number of shares authorized for issuance under the plan. More information can be found in Appendix A within Busey's Proxy Statement for the 2023 Annual Meeting of Stockholders filed on April 14, 2023.

All of Busey's employees and directors and those of its subsidiaries are eligible to receive awards under the plans.

RSU Awards

Busey grants RSU awards to members of management periodically throughout the year. RSU awards are stock-based awards for which vesting is conditional upon meeting established service criteria. Each RSU is equivalent to one share of Busey's common stock. Busey's RSUs have requisite service periods ranging from one year to five years, and are subject to accelerated vesting upon eligible retirement from Busey. Recipients earn quarterly dividend equivalents on their respective RSUs, which entitle the recipients to additional units. Therefore, dividends earned each quarter compound based upon the updated unit balances.

PSU Awards

Busey grants PSU awards to members of management periodically throughout the year. PSU awards are stock-based awards for which vesting is conditional upon meeting established performance criteria for the applicable performance period and remaining employed through the end of such performance period. Each PSU is equivalent to one share of Busey's common stock. The number of PSUs that ultimately vest will be determined based on the extent to which the established performance criteria are achieved. Busey's PSUs are subject to accelerated service-based vesting conditions upon eligible retirement from Busey. After performance determination, dividend equivalents are compounded based upon each dividend date during the performance period.

DSU Awards

Busey grants DSU awards to its non-employee directors. DSU awards are stock-based awards with a deferred settlement date. Each DSU is equivalent to one share of Busey's common stock. DSUs vest over a one-year period following the grant date. Under the 2020 Equity Plan, DSUs are generally subject to the same terms as RSUs, except that following vesting of DSUs, settlement occurs within 30 days following the earlier of separation from the board or a change in control of the Company. After vesting and prior to delivery, DSUs will continue to earn dividend equivalents.

Stock Options

Busey has outstanding stock options assumed from acquisitions. All stock options that remained outstanding as of December 31, 2024, were fully vested.

Employee Stock Purchase Plan

The First Busey Corporation ESPP was approved at Busey's 2021 Annual Meeting of Stockholders and details can be found in Appendix A within First Busey's Definitive Proxy Statement filed with the SEC on April 8, 2021. The purpose of the ESPP is to provide a means through which Busey associates may acquire a proprietary interest in the Company by purchasing shares of its common stock at a discounted price through voluntary payroll deductions, to assist in retaining the services of current associates and securing and retaining the services of new associates, and to provide incentives for Busey associates to exert maximum efforts toward the Company's success.

Because the ESPP provides opportunity for Busey associates to purchase Busey's common stock at a 15% discount from the market price, the plan is considered to be a compensatory plan under current accounting guidance. Therefore, the entire amount of the discount is recognized in salaries, wages, and employee benefits on the Consolidated Statements of Income.

See *"Note 16. Stock-based Compensation"* for further discussion.

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of its customers, Busey is a party to credit-related financial instruments with off-balance-sheet risk, including commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Consolidated Balance Sheets. Busey's exposure to credit loss is represented by the contractual amount of the commitments. Busey uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as no condition established in the contract has been violated. These commitments are generally at variable interest rates, they generally have fixed expiration dates or other termination clauses, and they may require the customer to pay a fee. Commitments for equity lines of credit may expire without being drawn upon; therefore, the total commitment amounts do not necessarily represent future cash requirements. These commitments may be secured based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments Busey has issued to guarantee the performance of a customer's obligation to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Busey holds collateral, which may include accounts receivable, inventory, property and equipment, and income producing properties, supporting those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third-party, Busey would be required to fund the commitment. If the commitment is funded, Busey would be entitled to seek recovery from the customer.

Busey estimates expected credit losses for off-balance sheet arrangements over the contractual period during which it is exposed to credit risk via a present contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the issuer. To be considered unconditionally cancellable for accounting purposes, Busey must have the ability to, at any time, with or without cause, refuse to extend credit under the commitment. Off-balance-sheet credit exposure segments share the same risk characteristics as portfolio loans. Busey incorporates a probability of funding and utilizes the ACL loss rates to calculate a reserve for off-balance-sheet credit exposure, which is carried on the Consolidated Balance Sheets in other liabilities rather than as a component of the ACL. The reserve for off-balance-sheet credit exposure is adjusted as a provision for off-balance-sheet credit exposure and is reported as a component of noninterest expense in the accompanying Consolidated Statements of Income. Liabilities recorded as reserves for Busey's off-balance sheet credit exposure under these commitments totaled $6.0 million as of December 31, 2024, and $7.1 million as of December 31, 2023.

Derivative Financial Instruments

Busey utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. Additionally, Busey enters into derivative financial instruments, including interest rate lock commitments issued to residential loan customers for loans that will be held for sale, forward sales commitments to sell residential mortgage loans to investors, and interest rate swaps with customers and other third parties.

<u>Interest Rate Swaps Designated as Cash Flow Hedges</u>

Busey entered into derivative instruments designated as cash flow hedges. For a derivative instrument that qualifies and is designated as a cash flow hedge, the change in fair value of the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in fair value of components excluded from the assessment of effectiveness are recognized in current earnings.

<u>Interest Rate Swaps Not Designated as Hedges</u>

Busey may offer derivative contracts to its customers in connection with their risk management needs. Busey manages the risk associated with these contracts by entering into equal and offsetting derivatives with third-party dealers. Generally, these derivatives have worked together as an economic interest rate hedge, but Busey did not designate them for hedge accounting treatment. Consequently, changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred.

<u>Interest Rate Lock Commitments</u>

Interest rate lock commitments that meet the definition of derivative financial instruments under ASC Topic 815 *"Derivatives and Hedging"* are carried at their fair values in other assets or other liabilities on the Consolidated Financial Statements, with changes in the fair values of the corresponding derivative financial assets or liabilities recorded as either a charge or credit to mortgage revenue during the period in which the changes occurred.

<u>Forward Sales Commitments</u>

Busey economically hedges mortgage loans held for sale and interest rate lock commitments issued to its residential loan customers related to loans that will be held for sale by obtaining corresponding forward sales commitments with an investor to sell the loans at an agreed-upon price at the time the interest rate locks are issued to the customers. Forward sales commitments that meet the definition of derivative financial instruments under ASC Topic 815 *"Derivatives and Hedging"* are carried at their fair values in other assets or other liabilities on the Consolidated Financial Statements. While such forward sales commitments generally served as an economic hedge to mortgage loans held for sale and interest rate lock commitments, Busey did not designate them for hedge accounting treatment. Changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to mortgage revenue during the period in which the changes occurred.

<u>Risk Participation Agreements</u>

Busey has entered into risk participation agreements to manage the credit risk of its derivative position. These agreements transfer credit risk related to an interest rate swap to another financial institution. Risk participation agreements that Busey has entered into are structured as follows:

- Busey has a swap agreement with a customer. Busey (purchaser) entered into a risk participation agreement with a counterparty (seller), under which the counterparty receives a fee to accept a portion of the credit risk. If Busey's customer defaults on the swap contract, the counterparty to the risk participation agreement must reimburse Busey for the counterparty's percentage of the positive fair value (from the purchaser's perspective) of the customer swap as of the default date. If the customer swap has a negative fair value (from the purchaser's perspective), the counterparty has no reimbursement requirements. If Busey's customer defaults on the swap contract and the counterparty (seller) fulfills its payment obligations under the risk participation agreement, the counterparty (seller) is entitled to a pro rata share of Busey's claim against the customer under the terms of the swap agreement.

- A counterparty has a swap agreement with a customer. Busey (seller) entered into a risk participation with a counterparty (purchaser), under which Busey receives a fee to accept a portion of the credit risk. If the counterparty's customer defaults on the swap contract, Busey must reimburse the counterparty (purchaser) for Busey's percentage of the positive fair value (from the purchaser's perspective) of the customer swap as of the default date. If the customer swap has a negative fair value (from the purchaser's perspective), Busey has no reimbursement requirements. If the counterparty's customer defaults on the swap contract and Busey (seller) fulfills its payment obligations under the risk participation agreement, Busey (seller) is entitled to a pro rata share of the counterparty's claim against the customer under the terms of the swap agreement.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in *"Note 20. Fair Value Measurements."* Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale debt securities and unrealized gains and losses on cash flow hedges, are reported net of taxes as a separate component within the equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).

Segment Disclosure

Operating segments are components of a business that (1) engage in business activities from which the component may earn revenues and incur expenses; (2) have operating results that are reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance; and (3) for which discrete financial information is available. Busey's chief executive officer is its chief operating decision maker. Busey's has three reportable segments: Banking, Wealth Management, and FirsTech. See *"Note 23. Operating Segments and Related Information"* for further discussion.

Revenue

ASC Topic 606 *"Revenue from Contracts with Customers"* outlines a single model for companies to use in accounting for revenue arising from contracts with customers and supersedes most prior revenue recognition guidance, including industry-specific guidance. ASC Topic 606 requires that companies recognize revenue based on the value of transferred goods or services as they occur in the contract and establishes additional disclosures. Busey's revenue is comprised of net interest income, which is explicitly excluded from the scope of ASC Topic 606, and noninterest income. Busey has evaluated its noninterest income and the nature of its contracts with customers and determined that further disaggregation of revenue beyond what is presented in the accompanying Consolidated Financial Statements is not necessary. Busey satisfies its performance obligations on its contracts with customers as services are rendered, so there is limited judgment involved in applying ASC Topic 606 that affects the determination of the timing and amount of revenue from contracts with customers.

Descriptions of Busey's primary revenue generating activities that are within the scope of ASC Topic 606, and are presented in the accompanying Consolidated Statements of Income as components of noninterest income, include wealth management fees, payment technology solutions, and fees for customer services.

Wealth Management Fees

Wealth management fees represent fees due from wealth management customers as consideration for managing the customers' assets. Wealth management and trust services include custody of assets, investment management, fees for trust services, and other fiduciary activities. Also included are fees received from a third-party broker-dealer as part of a revenue sharing agreement for fees earned from customers that Busey refers to the third party. Revenue is recognized when the performance obligation is completed, which is generally monthly.

Payment Technology Solutions

Payment technology solutions revenue represents transaction-based fees for technology-driven payment solutions primarily for walk-in, lockbox, interactive voice recognition, and online bill payments through Busey Bank's subsidiary, FirsTech. Revenue is recognized when the performance obligation is completed, which is generally monthly.

Fees for Customer Services

Fees for customer services consist of time-based revenue from service fees for account maintenance, item-based revenue from fee-based activity, and transaction-based fee revenue. Revenue is recognized when the performance obligation is completed, which is generally monthly for account maintenance services, or when a transaction has been completed. Payments for such performance obligations are generally received at the time the performance obligations are satisfied.

Reclassifications

Reclassifications have been made to certain prior year account balances, with no effect on net income or stockholders' equity, to be consistent with the classifications adopted as of and for the year ended December 31, 2024.

Impact of Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07 "*Segment Reporting (Topic 820): Improvements to Reportable Segment Disclosures*" requiring enhanced disclosures related to significant segment expenses. This standard was adopted on a retrospective basis beginning with the annual reporting period ending December 31, 2024. Adoption of this standard did not have a material impact on Busey's financial position or results of operations, but resulted in enhanced disclosures.

In March 2023, the FASB issued ASU 2023-02 "*Investments—Equity Method and Joint Ventures (Topic 323),*" permitting an election to use the proportional amortization method to account for equity investments made primarily for the purpose of receiving income tax credits and other income tax benefits, regardless of the tax credit program from which the income tax credits are received, provided that certain conditions are met. The proportional amortization method results in the cost of the investment being amortized in proportion to the income tax credits and other income tax benefits received, with the amortization of the investment and the income tax credits being presented net in the income statement as a component of income tax expense. Busey adopted this standard on a modified retrospective basis on January 1, 2024. Upon adoption, Busey recorded an after-tax decrease to retained earnings of $1.4 million for the cumulative effect of adopting ASU 2023-02. This transition adjustment included a $2.4 million decrease in other assets, a $0.5 million decrease in other liabilities, and a $0.5 million increase in deferred tax assets.

In March 2023, the FASB issued ASU 2023-01 "*Leases (Topic 842): Common Control Arrangements,*" which requires amortization over the useful life of leasehold improvements (not the lease term) when the lease is between entities under common control, and any value of such leasehold improvements remaining at the end of the lease term is to be accounted for as a transfer between entities under common control. Busey adopted this standard on a prospective basis on January 1, 2024. Adoption of this standard did not have a material impact on Busey's financial position or results of operations.

In June 2022, the FASB issued ASU 2022-03 "*Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,*" which clarifies that contractual restrictions on the sale of equity securities are not considered in measuring the fair value of those equity securities, and further that contractual sale restrictions cannot be recognized and measured as a separate unit of account. Busey adopted this standard on a prospective basis on January 1, 2024. Adoption of this standard did not have a material impact on Busey's financial position or results of operations.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-04 "*Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*" to clarify when certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments in this update may be applied on either a prospective or retrospective basis and will be effective for Busey for annual and interim reporting periods beginning January 1, 2026. Because Busey does not currently have any convertible debt, the Company does not expect adoption of this ASU to have any impact on its financial position or results of operations.

In March 2024, the FASB issued ASU 2024-01 "*Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards*" to clarify that certain "profits interests" are within the scope of Topic 718 by amending the language and providing illustrative examples on how the scope guidance in paragraph 718-10-15-3 should be applied. This update is intended to improve clarity of the accounting standards codification, not to change the guidance. This update may be applied on a retrospective or prospective basis and will be effective for Busey for annual and interim reporting periods beginning January 1, 2025. Early adoption is permitted. Busey does not currently have any Profit Interest and Similar Awards, so does not expect adoption of this ASU to have any impact on its financial position and results of operations.

In December 2023, the FASB issued ASU 2023-09 "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*," which requires more detailed disclosures of income taxes paid net of refunds received, income from continuing operations before income tax expense or benefit, and income tax expense from continuing operations. This standard is to be applied on a prospective basis, with retrospective application permitted, and will be effective for Busey for annual reporting periods beginning with the fiscal year ending December 31, 2025. Busey does not expect adoption of this ASU to have a material impact on its financial position or results of operations.

In October 2023, the FASB issued ASU 2023-06 "*Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*" which aligns certain GAAP disclosure requirements with the SEC's disclosure requirements, in order to better facilitate comparisons between entities that are subject to the SEC's existing disclosures with entities that were not previously subject to the SEC's requirements. Amendments in this update should be applied prospectively, and the effective date for Busey for each amendment in this ASU will be the date on which the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is prohibited. If the SEC has not removed the related disclosures from Regulation S-X or Regulation S-K by June 30, 2027, the pending content of this update will be removed from the ASC and will not become effective for any entity. Busey does not expect adoption of this ASU to have a material impact on its financial position or results of operations.

Subsequent Events

Busey has evaluated subsequent events for potential recognition and/or disclosure through the date the Consolidated Financial Statements included in this Annual Report on Form 10-K were issued. Busey issued a Form 8-K on February 21, 2025, regarding the departure of a named executive officer, and during the first quarter of 2025 expects to record related severance expenses according to Schedule 1 of the Separation Letter that was filed as Exhibit 10.1 to the Form 8-K. Other than this, there were no significant subsequent events for the year ended December 31, 2024, through the filing date of these Consolidated Financial Statements.

NOTE 2. MERGERS AND ACQUISITIONS

CrossFirst Bankshares, Inc.

On August 26, 2024, First Busey Corporation and CrossFirst, a Kansas corporation, entered into a definitive agreement pursuant to which Busey will acquire CrossFirst and its wholly-owned subsidiary CrossFirst Bank, through a merger transaction. This partnership will create a premier commercial bank in the Midwest, Southwest, and Florida, with 77 full-service locations across 10 states—Arizona, Colorado, Florida, Illinois, Indiana, Kansas, Missouri, New Mexico, Oklahoma, and Texas—and approximately $20 billion in combined assets, $17 billion in total deposits, $14 billion in total loans, and $14 billion in wealth assets under care.

Under the terms of the merger agreement, CrossFirst stockholders will have the right to receive for each share of CrossFirst common stock 0.6675 of a share of Busey's common stock with a cash payment in lieu of any fractional shares, and for each share of CrossFirst Series A Perpetual Preferred Stock one share of a newly created series of Busey preferred stock or, at the election of Busey, an amount of cash equal to the liquidation preference thereof, plus any unpaid dividends thereon through the effective time of the merger.

On December 20, 2024, Busey and CrossFirst stockholders voted to approve the merger. On January 16, 2025, Busey received regulatory approval from the Board of Governors of the Federal Reserve System for the merger. The transaction has also been approved by the Illinois Department of Financial and Professional Regulation and the Kansas Office of the State Bank Commissioner. Busey and CrossFirst intend to close the merger on March 1, 2025, subject to the satisfaction of the remaining customary closing conditions. It is anticipated that CrossFirst Bank will merge with and into Busey Bank in mid-2025. At the time of the bank merger, CrossFirst Bank locations will become banking centers of Busey Bank.

In connection with the CrossFirst merger, Busey incurred one-time pretax acquisition-related expenses of $3.9 million in 2024, which are reported as components of noninterest expense on the accompanying Consolidated Statements of Income. Of this amount, $3.1 million represents legal, professional, and consulting fees incurred to consummate the acquisition, with the remainder of the expenses comprised primarily of marketing, consulting, and travel expenses.

For further details on the merger, see the 8-K announcing the merger filed with the SEC on August 27, 2024.

Merchants and Manufacturers Bank Corporation

On April 1, 2024, Busey completed its acquisition of M&M and its wholly-owned subsidiary, M&M Bank, through a merger transaction. This partnership added M&M's Life Equity Loan® products to Busey's existing suite of services and expanded Busey's presence in the suburban Chicago market. M&M's results of operations were included in Busey's results of operation beginning April 1, 2024.

Merger of M&M Bank into Busey Bank

Busey operated M&M Bank as a separate banking subsidiary of Busey until it was merged with Busey Bank on June 21, 2024. At the time of the bank merger, M&M Bank's banking centers became banking centers of Busey Bank, except for M&M's banking center located at 990 Essington Rd., Joliet, Illinois, which was closed in connection with the bank merger.

Merger Consideration

At the effective time of the Merger, each share of M&M common stock converted to the right to receive, at the election of each stockholder and subject to proration and adjustment as provided in the Merger Agreement, either (1) $117.74 in cash ("Cash Election"), (2) 5.7294 shares of Busey common stock ("Share Election"), or (3) mixed consideration of $34.55 in cash and 4.0481 shares of Busey common stock ("Mixed Election").

Most of the M&M common stockholders who submitted an election form by the election deadline made the Share Election to receive their Merger consideration solely in the form of shares of Busey common stock. As a result of the elections of M&M common stockholders, and in accordance with the proration and adjustment provisions of the Merger Agreement, the Merger consideration paid to M&M common stockholders was comprised of an aggregate of 1,429,304 shares of Busey common stock and an aggregate of $12.2 million in cash, allocated as follows for each share of M&M stock: (1) $117.74 in cash for the Cash Election, (2) $5.3966 in cash and 5.4668 shares of Busey common stock for the Share Election, and (3) $34.55 in cash and 4.0481 shares of Busey common stock for the Mixed Election. Pursuant to the terms of the Merger Agreement, M&M common stockholders that did not make an election or submit a properly completed election form by the election deadline of March 29, 2024, received cash consideration of $117.74 for each share of M&M common stock held. No fractional shares of Busey common stock were issued in the Merger. Fractional shares were paid in cash at the rate of $23.32 per share.

Additional Merger consideration of $3.0 million was paid to redeem 300 shares of M&M preferred stock.

Acquisition Accounting

This transaction was accounted for using the acquisition method of accounting and, accordingly, assets acquired, liabilities assumed, and consideration exchanged were recorded at estimated fair values on April 1, 2024, the date of acquisition. Fair values, including initial accounting for deferred taxes, are subject to refinement for up to one year after the closing date as additional information regarding the closing date fair values becomes available. Fair value adjustments totaling $0.4 million were recorded during the year ended December 31, 2024, as additional information became available regarding unrecorded assets and liabilities. Busey does not expect any further adjustments will be necessary.

As the total consideration paid for M&M exceeded the estimated fair value of net assets acquired, goodwill of $15.8 million was recorded as a result of the acquisition. Goodwill recorded for this transaction reflects synergies expected from the acquisition and expansion within the Chicago metropolitan market, and was assigned to the Banking operating segment. None of the goodwill recognized in the M&M acquisition is expected to be tax deductible.

Acquisition Date Fair Values

Estimated acquisition-date fair values of the assets acquired and liabilities assumed, as well as the fair value of consideration transferred, were as follows *(dollars in thousands)*:

	April 1, 2024
Assets acquired	
Cash and cash equivalents	$ 33,577
Securities	8,086
Portfolio loans, net of ACL	417,230
Premises and equipment	2,045
Right of use assets	253
Other intangible assets	6,346
Other assets	10,283
Total assets acquired	477,820
Liabilities assumed	
Deposits	392,838
Short-term borrowings	35,932
Long-term debt	1,450
Subordinated notes, net of unamortized issuance costs	3,911
Junior subordinated debt owed to unconsolidated trusts	2,594
Lease liabilities	253
Other liabilities	7,089
Total liabilities assumed	444,067
Net assets acquired	$ 33,753
Consideration paid	
Cash	$ 15,200
Common stock	34,375
Total consideration paid	$ 49,575
Goodwill	$ 15,822

Loans Purchased with Credit Deterioration

A small portion of the acquired loans were PCD. The following table provides a reconciliation between the purchase price and the fair value of these loans *(dollars in thousands)*:

	As of April 1, 2024
PCD Financial Assets	
Gross contractual receivable for PCD financial assets	$ 29,290
ACL recorded for estimated uncollectible contractual cash flows specific to PCD financial assets	(1,243)
Interest premium (discount) specific to PCD financial assets	(1,773)
Fair value of PCD financial assets	$ 26,274

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Results

The following table provides the unaudited pro forma information for the results of operations for the years ended December 31, 2024 and 2023, as if the acquisition had occurred January 1, 2023. The pro forma results combine the historical results of M&M into Busey's Consolidated Statements of Income, including the impact of purchase accounting adjustments such as loan discount accretion, intangible assets amortization, and deposit accretion, net of taxes. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results that would have been obtained had the acquisition actually occurred on January 1, 2023. No assumptions have been applied to the pro forma results of operations regarding possible revenue enhancements, expense efficiencies, or asset dispositions. Only the merger related expenses that have been recognized are included in net income in the table below *(dollars in thousands)*:

	Years Ended December 31,	
	2024	**2023**
Revenue (net interest income plus noninterest income)	$ 468,401	$ 466,973
Net income	115,530	130,483
Diluted earnings per common share	2.00	2.26

Other Acquisition Costs

In connection with the M&M acquisition, Busey incurred $3.0 million in pre-tax acquisition expenses during the year ended December 31, 2024, which are reported as components of noninterest expense on the accompanying Consolidated Statements of Income. Of this amount, $0.1 million represents legal, professional, and consulting fees incurred to consummate the acquisition, with the remainder of the expenses comprised primarily of salaries, wages and employee benefits; data processing; and other professional fees.

NOTE 3. DEBT SECURITIES

Busey's portfolio of debt securities includes both available for sale and held to maturity securities.

The tables below provides the amortized cost, unrealized and unrecognized gains and losses, and fair values of debt securities, summarized by major category *(dollars in thousands)*:

	As of December 31, 2024			
	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
Debt securities available for sale				
Obligations of U.S. government corporations and agencies	$ 1,408	$ —	$ (8)	$ 1,400
Obligations of states and political subdivisions[1]	156,534	31	(16,736)	139,829
Asset-backed securities[1]	336,379	181	(3)	336,557
Commercial mortgage-backed securities	107,305	—	(15,131)	92,174
Residential mortgage-backed securities	1,279,090	19	(191,899)	1,087,210
Corporate debt securities	159,236	363	(6,548)	153,051
Total debt securities available for sale	$ 2,039,952	$ 594	$ (230,325)	$ 1,810,221

	Amortized Cost	Unrecognized Gross Gains	Unrecognized Gross Losses	Fair Value
Debt securities held to maturity				
Commercial mortgage-backed securities	$ 415,530	$ —	$ (77,242)	$ 338,288
Residential mortgage-backed securities	411,100	—	(74,335)	336,765
Total debt securities held to maturity	$ 826,630	$ —	$ (151,577)	$ 675,053

1. Includes securities marked at par, with no gain or loss to report.

	As of December 31, 2023			
	Amortized Cost	Unrealized		Fair Value
		Gross Gains	Gross Losses	
Debt securities available for sale				
U.S. Treasury securities	$ 16,031	$ —	$ (85)	$ 15,946
Obligations of U.S. government corporations and agencies	5,889	1	(58)	5,832
Obligations of states and political subdivisions[1]	190,819	52	(18,026)	172,845
Asset-backed securities	470,046	—	(1,823)	468,223
Commercial mortgage-backed securities	119,044	—	(15,535)	103,509
Residential mortgage-backed securities	1,306,854	5	(195,547)	1,111,312
Corporate debt securities	225,947	128	(16,171)	209,904
Total debt securities available for sale	$ 2,334,630	$ 186	$ (247,245)	$ 2,087,571

	Amortized Cost	Unrecognized		Fair Value
		Gross Gains	Gross Losses	
Debt securities held to maturity				
Commercial mortgage-backed securities	$ 428,526	$ —	$ (71,000)	$ 357,526
Residential mortgage-backed securities	444,102	—	(71,231)	372,871
Total debt securities held to maturity	$ 872,628	$ —	$ (142,231)	$ 730,397

---

1.   Includes securities marked at par, with no gain or loss to report.

Amortized cost and fair value of debt securities, by contractual maturity or pre-refunded date, are shown below. Mortgages underlying mortgage-backed securities and asset-backed securities may be called or prepaid; therefore, actual maturities could differ from the contractual maturities. All mortgage-backed securities were issued by U.S. government corporations and agencies *(dollars in thousands)*:

	As of December 31, 2024	
	Amortized Cost	Fair Value
Debt securities available for sale		
Due in one year or less	$ 91,497	$ 90,406
Due after one year through five years	110,271	104,914
Due after five years through ten years	518,414	495,024
Due after ten years	1,319,770	1,119,877
Debt securities available for sale	$ 2,039,952	$ 1,810,221
Debt securities held to maturity		
Due in one year or less	$ 18,628	$ 18,327
Due after one year through five years	62,119	58,733
Due after five years through ten years	14,689	12,609
Due after ten years	731,194	585,384
Debt securities held to maturity	$ 826,630	$ 675,053

Realized gains and losses related to sales and calls of debt securities available for sale are summarized as follows *(dollars in thousands)*:

	Years Ended December 31,		
	2024	2023	2022
Realized gains and losses on debt securities			
Gross gains on debt securities	$ 1	$ 20	$ 115
Gross (losses) on debt securities	(7,034)	(5,523)	(89)
Realized net gains (losses) on debt securities[1]	$ (7,033)	$ (5,503)	$ 26

---

1. Net gains (losses) on sales of securities reported on the Consolidated Statements of Income include the sale of equity securities, excluded in this table.

Debt securities with carrying amounts of $871.4 million on December 31, 2024, and $837.4 million on December 31, 2023, were pledged as collateral for public deposits, securities sold under agreements to repurchase, and for other purposes as required.

The following information pertains to debt securities with gross unrealized or unrecognized losses, aggregated by investment category and the length of time that individual securities have been in a continuous loss position (*dollars in thousands*):

As of December 31, 2024

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities available for sale						
Obligations of U.S. government corporations and agencies	$ —	$ —	$ 1,328	$ (8)	$ 1,328	$ (8)
Obligations of states and political subdivisions	11,234	(209)	119,723	(16,527)	130,957	(16,736)
Asset-backed securities	14,997	(3)	—	—	14,997	(3)
Commercial mortgage-backed securities	6,238	(42)	85,936	(15,089)	92,174	(15,131)
Residential mortgage-backed securities	152,081	(640)	930,642	(191,259)	1,082,723	(191,899)
Corporate debt securities	598	(1)	143,966	(6,547)	144,564	(6,548)
Debt securities available for sale with gross unrealized losses	$ 185,148	$ (895)	$ 1,281,595	$ (229,430)	$ 1,466,743	$ (230,325)

	12 months or more		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Debt securities held to maturity				
Commercial mortgage-backed securities	$ 338,288	$ (77,242)	$ 338,288	$ (77,242)
Residential mortgage-backed securities	336,765	(74,335)	336,765	(74,335)
Debt securities held to maturity with gross unrecognized losses	$ 675,053	$ (151,577)	$ 675,053	$ (151,577)

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities available for sale						
U.S. Treasury securities	$ —	$ —	$ 15,946	(85)	$ 15,946	$ (85)
Obligations of U.S. government corporations and agencies	—	—	5,709	(58)	5,709	(58)
Obligations of states and political subdivisions	11,442	(54)	146,797	(17,972)	158,239	(18,026)
Asset-backed securities	—	—	468,223	(1,823)	468,223	(1,823)
Commercial mortgage-backed securities	—	—	103,509	(15,535)	103,509	(15,535)
Residential mortgage-backed securities	141	(1)	1,110,906	(195,546)	1,111,047	(195,547)
Corporate debt securities	1,450	(10)	198,694	(16,161)	200,144	(16,171)
Debt securities available for sale with gross unrealized losses	$ 13,033	$ (65)	$ 2,049,784	$ (247,180)	$ 2,062,817	$ (247,245)

	12 months or more		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Debt securities held to maturity				
Commercial mortgage-backed securities	$ 357,526	$ (71,000)	$ 357,526	$ (71,000)
Residential mortgage-backed securities	372,871	(71,231)	372,871	(71,231)
Debt securities held to maturity with gross unrecognized losses	$ 730,397	$ (142,231)	$ 730,397	$ (142,231)

Additional information about debt securities in an unrealized or unrecognized loss position is presented in the tables below *(dollars in thousands)*:

	As of December 31, 2024		
	Available for Sale	Held to Maturity	Total
Debt securities with gross unrealized or unrecognized losses, fair value	$1,466,743	$ 675,053	$2,141,796
Gross unrealized or unrecognized losses on debt securities	230,325	151,577	381,902
Ratio of gross unrealized or unrecognized losses to debt securities with gross unrealized or unrecognized losses	15.7 %	22.5 %	17.8 %
Count of debt securities	677	55	732
Count of debt securities in an unrealized or unrecognized loss position	586	55	641

	As of December 31, 2023		
	Available for Sale	Held to Maturity	Total
Debt securities with gross unrealized or unrecognized losses, fair value	$2,062,817	$ 730,397	$2,793,214
Gross unrealized or unrecognized losses on debt securities	247,245	142,231	389,476
Ratio of gross unrealized or unrecognized losses to debt securities with gross unrealized or unrecognized losses	12.0 %	19.5 %	13.9 %
Count of debt securities	835	55	890
Count of debt securities in an unrealized or unrecognized loss position	779	55	834

Unrealized and unrecognized losses were related to changes in market interest rates and market conditions that do not represent credit-related impairments. Unless part of a corporate strategy or restructuring plan, Busey does not intend to sell securities that are in an unrealized or unrecognized loss position, and it is more likely than not that Busey will recover the amortized cost prior to being required to sell the debt securities. Full collection of the amounts due according to the contractual terms of the debt securities is expected; therefore, no ACL was recorded in relation to debt securities, and the impairment related to noncredit factors on debt securities available for sale is recognized in AOCI, net of applicable taxes. As of December 31, 2024, Busey did not hold general obligation bonds of any single issuer, the aggregate of which exceeded 10% of Busey's stockholders' equity.

NOTE 4. PORTFOLIO LOANS

Loan Categories

Busey's lending can be summarized into two primary categories: commercial and retail. Loans within these categories are further classified by lending activity: C&I and other commercial, CRE, real estate construction, retail real estate, and retail other. Distributions of the loan portfolio by loan category and lending activity is presented in the following table *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Commercial loans		
C&I and other commercial	$ 1,904,515	$ 1,835,994
CRE	3,269,564	3,337,337
Real estate construction	378,209	461,717
Total commercial loans	5,552,288	5,635,048
Retail loans		
Retail real estate	1,696,457	1,720,455
Retail other	448,342	295,531
Total retail loans	2,144,799	2,015,986
Total portfolio loans	7,697,087	7,651,034
ACL	(83,404)	(91,740)
Portfolio loans, net	$ 7,613,683	$ 7,559,294

Net deferred loan origination costs included in the balances above were $12.5 million as of December 31, 2024, compared to $13.5 million as of December 31, 2023. Net accretable purchase accounting adjustments included in the balances above reduced loans by $8.8 million as of December 31, 2024, and by $4.5 million as of December 31, 2023.

Busey elected to purchase $6.9 million of retail real estate loans during the year ended December 31, 2024, and did not purchase any retail real estate loans during the years ended December 31, 2023 or 2022.

Pledged Loans

The principal balance of loans Busey has pledged as collateral to the FHLB and Federal Reserve Bank for liquidity as set forth in the table below *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Pledged loans		
FHLB	$ 4,813,600	$ 4,865,481
Federal Reserve Bank	765,824	722,914
Total pledged loans	$ 5,579,424	$ 5,588,395

Risk Grading

Busey utilizes a loan grading scale to assign a risk grade to all of its loans. A description of the general characteristics of each grade is as follows:

- *Pass* – This category includes loans that are all considered acceptable credits, ranging from investment or near investment grade, to loans made to borrowers who exhibit credit fundamentals that meet or exceed industry standards.

- *Watch* – This category includes loans that warrant a higher-than-average level of monitoring to ensure that weaknesses do not cause the inability of the credit to perform as expected. These loans are not necessarily a problem due to other inherent strengths of the credit, such as guarantor strength, but have above average concern and monitoring.

- *Special mention* – This category is for "Other Assets Specially Mentioned" loans that have potential weaknesses, which may, if not checked or corrected, weaken the asset, or inadequately protect Busey's credit position at some future date.

- *Substandard* – This category includes "Substandard" loans, determined in accordance with regulatory guidelines, for which the accrual of interest has not been stopped. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that Busey will sustain some loss if the deficiencies are not corrected.

- *Substandard non-accrual* – This category includes loans that have all the characteristics of a "Substandard" loan with additional factors that make collection in full highly questionable and improbable. Such loans are placed on non-accrual status and may be dependent on collateral with a value that is difficult to determine.

All loans are graded at their inception. Commercial lending relationships that are $1.0 million or less are usually processed through an expedited underwriting process. Most commercial loans greater than $1.0 million are included in a portfolio review at least annually. Commercial loans greater than $0.35 million that have a grading of special mention or worse are typically reviewed on a quarterly basis. Interim reviews may take place if circumstances of the borrower warrant a more frequent review.

The following table is a summary of risk grades segregated by category of portfolio loans (*dollars in thousands*):

As of December 31, 2024

	Pass	Watch	Special Mention	Substandard	Substandard Non-accrual	Total
Commercial loans						
C&I and other commercial	$ 1,545,338	$ 281,424	$ 36,152	$ 37,749	$ 3,852	$ 1,904,515
CRE	2,744,018	438,945	55,041	16,507	15,053	3,269,564
Real estate construction	345,908	26,833	221	5,224	23	378,209
Total commercial loans	4,635,264	747,202	91,414	59,480	18,928	5,552,288
Retail loans						
Retail real estate	1,680,640	9,408	882	2,543	2,984	1,696,457
Retail other	448,166	—	—	—	176	448,342
Total retail loans	2,128,806	9,408	882	2,543	3,160	2,144,799
Total portfolio loans	$ 6,764,070	$ 756,610	$ 92,296	$ 62,023	$ 22,088	$ 7,697,087

As of December 31, 2023

	Pass	Watch	Special Mention	Substandard	Substandard Non-accrual	Total
Commercial loans						
C&I and other commercial	$ 1,462,755	$ 296,416	$ 46,488	$ 27,733	$ 2,602	$ 1,835,994
CRE	2,827,030	431,427	48,545	29,492	843	3,337,337
Real estate construction	448,011	8,135	—	5,327	244	461,717
Total commercial loans	4,737,796	735,978	95,033	62,552	3,689	5,635,048
Retail loans						
Retail real estate	1,702,897	11,144	1,024	1,795	3,595	1,720,455
Retail other	295,374	—	—	—	157	295,531
Total retail loans	1,998,271	11,144	1,024	1,795	3,752	2,015,986
Total portfolio loans	$ 6,736,067	$ 747,122	$ 96,057	$ 64,347	$ 7,441	$ 7,651,034

Risk grades of portfolio loans and net charge-offs are presented in the tables below by loan class, further sorted by origination year (*dollars in thousands*):

As of and For The Year Ended December 31, 2024

Term Loans Amortized Cost Basis by Origination Year

Risk Grade Ratings	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
C&I and other commercial								
Pass	$ 320,831	$ 147,909	$ 163,870	$ 125,053	$ 74,146	$ 117,234	$ 596,295	$ 1,545,338
Watch	38,734	49,394	44,709	16,393	2,175	20,964	109,055	281,424
Special Mention	1,718	2,293	5,658	2,634	106	2,540	21,203	36,152
Substandard	15,186	6,545	788	591	320	2,424	11,895	37,749
Substandard non-accrual	65	141	464	—	42	852	2,288	3,852
Total C&I and other commercial	376,534	206,282	215,489	144,671	76,789	144,014	740,736	1,904,515
Gross charge-offs	$ —	$ 14,980	$ 148	$ 22	$ —	$ 303	$ —	$ 15,453
CRE								
Pass	291,503	354,591	755,266	645,994	356,867	314,340	25,457	2,744,018
Watch	115,078	132,900	60,611	62,408	28,320	38,733	895	438,945
Special Mention	39,252	643	8,020	1,395	4,165	1,517	49	55,041
Substandard	6,983	355	4,628	50	95	4,346	50	16,507
Substandard non-accrual	15,000	39	—	—	14	—	—	15,053
Total CRE	467,816	488,528	828,525	709,847	389,461	358,936	26,451	3,269,564
Gross charge-offs	—	—	—	2,999	—	315	—	3,314
Real estate construction								
Pass	159,825	134,450	12,205	24,781	2,213	1,124	11,310	345,908
Watch	20,170	6,455	—	208	—	—	—	26,833
Special Mention	—	—	—	221	—	—	—	221
Substandard	5,224	—	—	—	—	—	—	5,224
Substandard non-accrual	—	—	—	23	—	—	—	23
Total real estate construction	185,219	140,905	12,205	25,233	2,213	1,124	11,310	378,209
Retail real estate								
Pass	101,582	237,306	366,820	354,380	147,236	267,431	205,885	1,680,640
Watch	1,255	550	2,733	3,377	872	124	497	9,408
Special Mention	151	—	344	—	—	372	15	882
Substandard	—	243	1,018	503	—	776	3	2,543
Substandard non-accrual	—	—	344	91	152	1,526	871	2,984
Total retail real estate	102,988	238,099	371,259	358,351	148,260	270,229	207,271	1,696,457
Gross charge-offs	—	—	—	—	—	168	—	168
Retail other								
Pass	4,996	55,665	57,944	12,207	2,304	589	314,461	448,166
Substandard non-accrual	—	94	67	4	—	11	—	176
Total retail other	4,996	55,759	58,011	12,211	2,304	600	314,461	448,342
Gross charge-offs	9	31	106	78	4	403	—	631
Total portfolio loans	$ 1,137,553	$ 1,129,573	$ 1,485,489	$ 1,250,313	$ 619,027	$ 774,903	$ 1,300,229	$ 7,697,087
Total gross charge-offs	$ 9	$ 15,011	$ 254	$ 3,099	$ 4	$ 1,189	$ —	$ 19,566

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and For The Year Ended December 31, 2023

Risk Grade Ratings	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
	2023	2022	2021	2020	2019	Prior		
C&I and other commercial								
Pass	$ 306,578	$ 220,847	$ 159,130	$ 71,025	$ 35,927	$ 143,078	$ 526,170	$ 1,462,755
Watch	78,603	65,703	21,421	23,919	7,035	21,293	78,442	296,416
Special Mention	792	8,224	2,917	1,076	686	3,274	29,519	46,488
Substandard	8,715	765	942	426	3,734	1,859	11,292	27,733
Substandard non-accrual	166	—	117	84	128	407	1,700	2,602
Total C&I and other commercial	394,854	295,539	184,527	96,530	47,510	169,911	647,123	1,835,994
Gross charge-offs	$ 284	$ —	$ 420	$ —	$ 316	$ 1,409	$ —	$ 2,429
CRE								
Pass	395,644	824,506	720,052	399,195	271,078	199,662	16,893	2,827,030
Watch	166,795	47,070	92,848	34,010	68,196	19,396	3,112	431,427
Special Mention	14,313	10,507	12,446	4,968	3,297	3,014	—	48,545
Substandard	1,796	188	18,862	2,938	1,802	3,856	50	29,492
Substandard non-accrual	47	79	85	23	—	609	—	843
Total CRE	578,595	882,350	844,293	441,134	344,373	226,537	20,055	3,337,337
Gross charge-offs	—	—	—	—	—	953	—	953
Real estate construction								
Pass	204,952	128,462	85,086	2,616	1,323	2,934	22,638	448,011
Watch	2,859	4,406	507	322	41	—	—	8,135
Substandard	5,327	—	—	—	—	—	—	5,327
Substandard non-accrual	—	—	—	—	—	244	—	244
Total real estate construction	213,138	132,868	85,593	2,938	1,364	3,178	22,638	461,717
Retail real estate								
Pass	243,400	376,922	411,723	156,762	70,099	256,571	187,420	1,702,897
Watch	1,096	4,137	2,442	954	536	234	1,745	11,144
Special Mention	286	358	—	—	—	380	—	1,024
Substandard	69	72	292	49	80	997	236	1,795
Substandard non-accrual	—	528	121	267	100	1,960	619	3,595
Total retail real estate	244,851	382,017	414,578	158,032	70,815	260,142	190,020	1,720,455
Gross charge-offs	—	5	—	29	72	301	—	407
Retail other								
Pass	88,885	92,931	23,019	6,701	4,597	854	78,387	295,374
Substandard non-accrual	—	93	62	—	—	2	—	157
Total retail other	88,885	93,024	23,081	6,701	4,597	856	78,387	295,531
Gross charge-offs	5	71	172	5	3	373	—	629
Total portfolio loans	$ 1,520,323	$ 1,785,798	$ 1,552,072	$ 705,335	$ 468,659	$ 660,624	$ 958,223	$ 7,651,034
Total gross charge-offs	$ 289	$ 76	$ 592	$ 34	$ 391	$ 3,036	$ —	$ 4,418

Past Due and Non-Accrual Loans

An analysis of the amortized cost basis of portfolio loans that are past due and still accruing, or on non-accrual status, is as follows *(dollars in thousands)*:

	As of December 31, 2024			
	Loans past due, still accruing			Non-accrual Loans
	30-59 Days	60-89 Days	90+Days	
Commercial loans				
C&I and other commercial	$ 95	$ —	$ —	$ 3,852
CRE	42	2,759	—	15,053
Real estate construction	41	—	—	23
Past due and non-accrual commercial loans	178	2,759	—	18,928
Retail loans				
Retail real estate	3,280	683	1,115	2,984
Retail other	1,094	130	34	176
Past due and non-accrual retail loans	4,374	813	1,149	3,160
Total past due and non-accrual loans	$ 4,552	$ 3,572	$ 1,149	$ 22,088

	As of December 31, 2023			
	Loans past due, still accruing			Non-accrual Loans
	30-59 Days	60-89 Days	90+Days	
Commercial loans				
C&I and other commercial	$ —	$ 214	$ —	$ 2,602
CRE	752	—	—	843
Real estate construction	24	—	—	244
Past due and non-accrual commercial loans	776	214	—	3,689
Retail loans				
Retail real estate	2,781	927	366	3,595
Retail other	886	195	9	157
Past due and non-accrual retail loans	3,667	1,122	375	3,752
Total past due and non-accrual loans	$ 4,443	$ 1,336	$ 375	$ 7,441

Gross interest income recorded on 90+ days past due loans, and that would have been recorded on non-accrual loans if they had been accruing interest in accordance with their original terms, was $0.9 million, $1.1 million, and $1.2 million for the years ended December 31, 2024, 2023, and 2022, respectively. Interest collected on those loans and recognized on a cash basis that was included in interest income was immaterial for the year ended December 31, 2024, and totaled $0.4 million for each of the years ended December 31, 2023, and 2022.

Loan Modifications for Borrowers Experiencing Financial Difficulty

The following tables present the amortized cost basis of loans that were modified—specifically in the form of (1) principal forgiveness, (2) an interest rate reduction, (3) an other-than-insignificant payment deferral, and/or (4) a term extension—for borrowers experiencing financial difficulty during the periods indicated, disaggregated by lending activity and the type of modification *(dollars in thousands)*:

	Year Ended December 31, 2024			
	Payment Deferral	% of Total Class of Financing Receivable[1]	Term Extension	% of Total Class of Financing Receivable
Modified Loans				
C&I and other commercial	$ 325	— %	$ 26,175	1.4 %
CRE	—	— %	18,147	0.6 %
Real estate construction	—	— %	5,224	1.4 %
Total of loans modified during the period[2]	$ 325	— %	$ 49,546	0.6 %

1. Modified loans represent an insignificant portion of C&I and other commercial loans, rounding to zero percent.
2. Modifications include one loan on non-accrual status, and the remaining loans were classified as substandard.

	Year Ended December 31, 2023			
	Interest Rate Reduction[1]	% of Total Class of Financing Receivable[2]	Term Extension[3]	% of Total Class of Financing Receivable[2]
Modified Loans				
C&I and other commercial	$ —	— %	$ 16,586	0.9 %
CRE	872	— %	923	— %
Real estate construction	—	— %	5,327	1.2 %
Total of loans modified during the period[4]	$ 872	— %	$ 22,836	0.3 %

1. For one loan, the default rate was removed once forbearance was entered.
2. Modified loans represent an insignificant portion of CRE loans, rounding to zero percent.
3. Modifications to extend loan terms also included, in some cases, interest rate increases during the extension period.
4. Modifications include one loan on non-accrual status, and the remaining loans were classified as substandard.

The following table summarizes the effects of loan modifications made during the periods indicated for borrowers experiencing financial difficulty:

	Years Ended December 31,		
	2024	2023	
	Weighted Average Term Extension	Weighted Average Interest Rate Reduction	Weighted Average Term Extension
Loan Modifications			
C&I and other commercial	15.6 months	— %	18.1 months
CRE	3.8 months	2.50 %	21.0 months
Real estate construction	6.0 months	— %	12.0 months
Weighted average modifications	10.3 months	2.50 %	16.8 months

Performance of Modified Loans

Busey closely monitors the performance of the loans that are modified for borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the payment performance of loans modified during the last twelve months *(dollars in thousands)*:

| | As of December 31, 2024 | | | |
	Current	30-89 Days	90+ Days	Non-accrual
Modified Loans				
C&I and other commercial	$ 26,500	$ —	$ —	$ —
CRE	3,147	—	—	15,000
Real estate construction	5,224	—	—	—
Amortized cost of modified loans	$ 34,871	$ —	$ —	$ 15,000

The following table provides the amortized cost basis of loans that had a payment default during the periods indicated, after having been modified during the 12 months before default for borrowers experiencing financial difficulty *(dollars in thousands)*. A default occurs when a loan is 90 days or more past due or transferred to non-accrual status.

| | Years Ended December 31, | |
| | 2024 | 2023 |
	Term Extension	Term Extension
Loans with Subsequent Defaults		
C&I and other commercial	$ —	$ 88
CRE	15,000	—
Amortized cost of modified loans with subsequent defaults	$ 15,000	$ 88

Collateral Dependent Loans

Management's evaluation as to the ultimate collectability of loans includes estimates regarding future cash flows from operations and the value of property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of borrowers. Collateral dependent loans are loans in which repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment. Loans are written down to the lower of cost or fair value of underlying collateral, less estimated costs to sell. Busey had $19.3 million and $6.1 million of collateral dependent loans secured by real estate or business assets as of December 31, 2024, and December 31, 2023, respectively.

Loans Evaluated Individually

Busey evaluates loans with disparate risk characteristics on an individual basis. The following tables provide details of loans evaluated individually, segregated by category and lending activity. The unpaid principal balance represents customer outstanding contractual principal balances excluding any partial charge-offs. Recorded investment represents the amortized cost of customer balances net of any partial charge-offs recognized on the loans. Average recorded investment is calculated using the most recent four quarters *(dollars in thousands)*:

As of December 31, 2024

	Unpaid Principal Balance	Recorded Investment			Related Allowance	Average Recorded Investment
		With No Allowance	With Allowance	Total		
Loans evaluated individually						
Commercial loans:						
C&I and other commercial	$ 7,127	$ 1,224	$ 2,456	$ 3,680	$ 1,840	$ 5,014
CRE	17,999	15,000	—	15,000	—	3,882
Commercial loans evaluated individually	25,126	16,224	2,456	18,680	1,840	8,896
Retail loans:						
Retail real estate	1,152	1,128	—	1,128	—	276
Retail loans evaluated individually	1,152	1,128	—	1,128	—	276
Total loans evaluated individually	$ 26,278	$ 17,352	$ 2,456	$ 19,808	$ 1,840	$ 9,172

As of December 31, 2023

	Unpaid Principal Balance	Recorded Investment			Related Allowance	Average Recorded Investment
		With No Allowance	With Allowance	Total		
Loans evaluated individually						
Commercial loans:						
C&I and other commercial	$ 7,283	$ 585	$ 1,785	$ 2,370	$ 785	$ 5,244
CRE	2,600	610	85	695	85	3,865
Real estate construction	—	—	—	—	—	49
Commercial loans evaluated individually	9,883	1,195	1,870	3,065	870	9,158
Retail loans:						
Retail real estate	213	61	25	86	25	790
Retail loans evaluated individually	213	61	25	86	25	790
Total loans evaluated individually	$ 10,096	$ 1,256	$ 1,895	$ 3,151	$ 895	$ 9,948

Allowance for Credit Losses

Management estimates the ACL balance using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The cumulative loss rate used as the basis for the estimate of credit losses is comprised of Busey's historical loss experience beginning in 2010. Due to the continued economic uncertainty in the markets in which the Company operates, Busey will continue to utilize a forecast period of 12 months with an immediate reversion to historical loss rates beyond this forecast period in its ACL estimate.

The following table summarizes activity in the ACL attributable to each lending activity. Allocation of a portion of the ACL to one lending activity does not preclude its availability to absorb losses in other lending activities *(dollars in thousands)*:

	C&I and Other Commercial	CRE	Real Estate Construction	Retail Real Estate	Retail Other	Total
ACL Balance, December 31, 2021	$ 23,855	$ 38,249	$ 5,102	$ 17,589	$ 3,092	$ 87,887
Provision for credit losses	497	892	1,142	219	1,873	4,623
Charged-off	(1,069)	(1,375)	(23)	(251)	(461)	(3,179)
Recoveries	577	533	236	636	295	2,277
ACL balance, December 31, 2022	23,860	38,299	6,457	18,193	4,799	91,608
Provision for credit losses	(727)	(2,455)	(1,465)	7,922	(876)	2,399
Charged-off	(2,429)	(953)	—	(407)	(629)	(4,418)
Recoveries	552	574	171	590	264	2,151
ACL balance, December 31, 2023	21,256	35,465	5,163	26,298	3,558	91,740
Day 1 PCD[1]	824	322	—	96	1	1,243
Provision for credit losses	14,455	(318)	(1,885)	(3,031)	(631)	8,590
Charged-off	(15,453)	(3,314)	—	(168)	(631)	(19,566)
Recoveries	507	146	67	516	161	1,397
ACL balance, December 31, 2024	$ 21,589	$ 32,301	$ 3,345	$ 23,711	$ 2,458	$ 83,404

1. The Day 1 PCD is attributable to the M&M acquisition, finalized April 1, 2024.

The following tables present the ACL and amortized cost of portfolio loans by loan category and lending activity *(dollars in thousands)*:

As of December 31, 2024

	Portfolio Loans			ACL Attributed to Portfolio Loans		
	Collectively Evaluated for Impairment	Individually Evaluated for Impairment	Total	Collectively Evaluated for Impairment	Individually Evaluated for Impairment	Total
Portfolio loans and related ACL						
Commercial loans:						
C&I and other commercial	$ 1,900,835	$ 3,680	$ 1,904,515	$ 19,749	$ 1,840	$ 21,589
CRE	3,254,564	15,000	3,269,564	32,301	—	32,301
Real estate construction	378,209	—	378,209	3,345	—	3,345
Commercial loans and related ACL	5,533,608	18,680	5,552,288	55,395	1,840	57,235
Retail loans:						
Retail real estate	1,695,329	1,128	1,696,457	23,711	—	23,711
Retail other	448,342	—	448,342	2,458	—	2,458
Retail loans and related ACL	2,143,671	1,128	2,144,799	26,169	—	26,169
Portfolio loans and related ACL	$ 7,677,279	$ 19,808	$ 7,697,087	$ 81,564	$ 1,840	$ 83,404

As of December 31, 2023

	Portfolio Loans			ACL Attributed to Portfolio Loans		
	Collectively Evaluated for Impairment	Individually Evaluated for Impairment	Total	Collectively Evaluated for Impairment	Individually Evaluated for Impairment	Total
Portfolio loans and related ACL						
Commercial loans:						
C&I and other commercial	$ 1,833,624	$ 2,370	$ 1,835,994	$ 20,471	$ 785	$ 21,256
CRE	3,336,642	695	3,337,337	35,380	85	35,465
Real estate construction	461,717	—	461,717	5,163	—	5,163
Commercial loans and related ACL	5,631,983	3,065	5,635,048	61,014	870	61,884
Retail loans:						
Retail real estate	1,720,369	86	1,720,455	26,273	25	26,298
Retail other	295,531	—	295,531	3,558	—	3,558
Retail loans and related ACL	2,015,900	86	2,015,986	29,831	25	29,856
Portfolio loans and related ACL	$ 7,647,883	$ 3,151	$ 7,651,034	$ 90,845	$ 895	$ 91,740

NOTE 5. OTHER REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS

OREO and other repossessed assets represent properties and other assets acquired through foreclosure or other proceedings in settlement of loans and is included in other assets in the accompanying Consolidated Balance Sheets. The following table summarizes the composition of Busey's OREO and other repossessed asset balances as of the periods presented *(dollars in thousands)*:

| | As of December 31, | |
	2024	2023
OREO		
Residential	$ 63	$ 125
OREO and other repossessed assets	$ 63	$ 125

The following table summarizes changes in the OREO and other repossessed assets balance *(dollars in thousands)*:

| | Years Ended December 31, | | |
	2024	2023	2022
OREO and other repossessed assets at January 1	$ 125	$ 850	$ 4,416
Additions, transfers from loans	26	189	175
Sales	(84)	(770)	(2,565)
Cash payments collected	(4)	(44)	(565)
Impairment of OREO and other repossessed assets	—	(100)	(611)
OREO and other repossessed assets at December 31	$ 63	$ 125	$ 850

Busey's recorded investment in residential real estate loans that were in the process of foreclosure was $0.4 million as of December 31, 2024, and $0.3 million as of December 31, 2023. Busey follows Federal Housing Finance Agency guidelines on single-family foreclosures and real estate owned evictions on portfolio loans.

Busey incurs operating expenses for, and may have income from, OREO and other repossessed assets. Upon sale, Busey may recognize a gain or loss on the sale of OREO and other repossessed assets. The table below summarizes the effect of these activities, included in other expense on Busey's Consolidated Statements of Income *(dollars in thousands)*:

| | Years Ended December 31, | | |
	2024	2023	2022
Activity for OREO and other repossessed assets			
Net gain (loss) on sales	$ 585	$ (54)	$ (665)
Operating income (expense), net	(17)	(67)	(248)
Activity for OREO and other repossessed assets	$ 568	$ (121)	$ (913)

NOTE 6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Premises and equipment		
Land and improvements	$ 42,565	$ 43,076
Buildings and improvements	130,185	128,322
Furniture and equipment	53,945	51,077
Premises and equipment, gross	226,695	222,475
Accumulated depreciation	107,875	99,881
Premises and equipment, net	$ 118,820	$ 122,594

Depreciation expense is presented in the table below for the periods indicated *(dollars in thousands)*:

	Years Ended December 31,		
	2024	**2023**	**2022**
Depreciation expense	$ 9,503	$ 9,488	$ 10,482

NOTE 7. LEASES

Busey as The Lessee

Busey has operating leases consisting primarily of equipment leases and real estate leases for banking centers, ATM locations, and office space. The following table summarizes lease related balances Busey reported in its Consolidated Balance Sheets for the periods presented *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Lease balances		
Right of use assets	$ 10,608	$ 11,027
Lease liabilities	11,040	11,308
Lease terms		
Year through which lease terms extend	2039	2037
Weighted average remaining lease term	7.55 years	8.39 years
Weighted average discount rate	3.77 %	3.59 %

The following table presents lease costs, which are included in net occupancy and equipment expense on the Consolidated Statements of Income *(dollars in thousands)*:

		Years Ended December 31,				
		2024		**2023**		**2022**
Lease costs						
Operating lease costs	$	2,352	$	2,395	$	2,495
Variable lease costs		58		38		365
Short-term lease costs		83		50		22
Total lease cost	$	2,493	$	2,483	$	2,882

Cash paid for amounts included in the measurement of lease liabilities was as follows *(dollars in thousands)*:

		Years Ended December 31,				
		2024		**2023**		**2022**
Cash flows related to leases						
Operating lease cash flows – Fixed payments	$	2,194	$	2,290	$	3,080
Operating lease cash flows – Liability reduction		1,798		1,883		2,285
Right of use assets obtained during the period in exchange for operating lease liabilities[1]		1,579		231		6,206

---

1. The year ended December 31, 2024, included $0.1 million right of use assets recognized in connection with the acquisition of M&M (see *"Note 2. Mergers and Acquisitions"*), and an additional $0.7 million recognized in connection with a lease amendment that was executed subsequent to the acquisition of M&M for a lease that was obtained in the acquisition.

Busey was obligated under noncancelable operating leases for office space and other commitments. Future undiscounted lease payments with initial terms of one year or more, were as follows *(dollars in thousands)*:

		As of December 31, 2024
Rent commitments		
2025	$	2,082
2026		1,774
2027		1,558
2028		1,495
2029		1,505
Thereafter		4,376
Total undiscounted cash flows		12,790
Less: Amounts representing interest		1,750
Present value of net future minimum lease payments	$	11,040

Busey as The Lessor

Busey leases office and parking spaces to outside parties. Revenues recorded in connection with these leases, reported in other income on Busey's Consolidated Statements of Income, are summarized as follows *(dollars in thousands)*:

| | Years Ended December 31, | | |
	2024	**2023**	**2022**
Rental income	$ 820	$ 724	$ 707

Noncancellable terms for these leases, all of which are operating leases, extend through 2030. Under the terms of these lease agreements, Busey is entitled to receive aggregate future minimum lease payments as shown in the table below *(dollars in thousands)*:

	As of December 31, 2024
Rents to be received	
2025	$ 782
2026	603
2027	403
2028	290
2029	109
Thereafter	27
Total lease payments from operating leases	$ 2,214

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Busey's goodwill is associated with its three operating segments, Banking, Wealth Management, and FirsTech. Goodwill is tested annually for impairment, and as part of this analysis, the reporting unit's carrying value is compared to its estimated fair value. Based on the impairment testing performed at December 31, 2024, there were no indicators of potential impairment.

During the year ended December 31, 2024, in connection with the acquisition of M&M, Busey recorded goodwill totaling $15.8 million and other intangible assets of $6.3 million, both in the Banking segment. Busey did not record any new goodwill or other intangible assets during the year ended December 31, 2023.

The carrying amount of goodwill by operating segment is as follows *(dollars in thousands)*:

| | As of December 31, | |
	2024	**2023**
Goodwill		
Banking	$ 310,595	$ 294,773
Wealth Management	14,108	14,108
FirsTech	8,992	8,992
Total goodwill	$ 333,695	$ 317,873

Indefinite-lived intangible assets, such as goodwill, are not amortized. Goodwill is Busey's only indefinite-lived intangible asset.

Intangible Assets

Core deposit and customer relationship intangible assets are amortized over the estimated period during which Busey expects to benefit from the assets. Intangible asset disclosures are as follows *(dollars in thousands)*:

	As of December 31, 2024		
	Core deposit intangible	Customer relationship intangible	Total
Intangible Assets			
Intangible assets, gross	$ 105,411	$ 33,138	$ 138,549
Accumulated amortization	78,831	27,438	106,269
Intangible assets, net	$ 26,580	$ 5,700	$ 32,280

	As of December 31, 2023		
	Core deposit intangible	Customer relationship intangible	Total
Intangible Assets			
Intangible assets, gross	$ 99,065	$ 33,138	$ 132,203
Accumulated amortization	71,092	25,120	96,212
Intangible assets, net	$ 27,973	$ 8,018	$ 35,991

Amortization expense related to intangible assets, as reflected on Busey's Consolidated Statements of Income, is presented in the table below *(dollars in thousands)*:

	Years Ended December 31,		
	2024	2023	2022
Amortization Expense			
Core deposit intangible	$ 7,739	$ 7,616	$ 8,315
Customer relationship intangible	2,318	2,816	3,313
Amortization of intangible assets	$ 10,057	$ 10,432	$ 11,628

Future expense for the amortization of intangible assets, as estimated, is summarized in the table below *(dollars in thousands)*:

	As of December 31, 2024		
	Core deposit intangible	Customer relationship intangible	Total
Estimated amortization expense			
2025	$ 6,895	$ 1,887	$ 8,782
2026	6,035	1,479	7,514
2027	5,200	1,091	6,291
2028	4,365	703	5,068
2029	1,719	360	2,079
Thereafter	2,366	180	2,546
Total estimated amortization expense	$ 26,580	$ 5,700	$ 32,280

NOTE 9. DEPOSITS

The composition of Busey's deposits is as follows *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Deposits		
Noninterest-bearing demand deposits	$ 2,719,907	$ 2,834,655
Interest-bearing transaction deposits	2,423,237	2,717,139
Saving deposits and money market deposits	3,348,711	2,920,088
Time deposits	1,490,635	1,819,274
Total deposits	$ 9,982,490	$ 10,291,156

Additional information about Busey's deposits follows *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Brokered savings deposits and money market deposits	$ 6,002	$ 6,001
Brokered time deposits	7,088	285
Total time deposits with a minimum denomination of $100,000	860,193	1,072,189
Total time deposits with a minimum denomination that meets or exceeds the FDIC insurance limit of $250,000	334,503	386,286

Scheduled maturities of time deposits are as follows *(dollars in thousands)*:

	As of December 31, 2024
Time deposits by schedule of maturities	
2025	$ 1,427,748
2026	33,459
2027	14,964
2028	8,178
2029	5,838
Thereafter	448
Time deposits	$ 1,490,635

NOTE 10. BORROWINGS

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The underlying securities are held by Busey's safekeeping agent. Busey may be required to provide additional collateral based on fluctuations in the fair value of the underlying securities. Securities sold under agreements to repurchase were as follows *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Securities sold under agreements to repurchase	$ 155,610	$ 187,396
Weighted average rate for securities sold under agreements to repurchase	2.63 %	3.26 %

Term Loan

On May 28, 2021, Busey entered into a Second Amended and Restated Credit Agreement, pursuant to which Busey has access to (1) a $40.0 million revolving line of credit with an initial termination date of April 30, 2022, and (2) a $60.0 million Term Loan with a maturity date of May 31, 2026. The loans had an annual interest rate of 1.75% plus the one-month LIBOR rate. On April 30, 2022, the agreement was amended, effecting an extension of the termination date for the revolving line of credit to April 30, 2023, and providing for the transition from a LIBOR-indexed interest rate to a SOFR-indexed interest rate. Under the terms of the amendment, the annual interest rate for the loans was established at 1.80% plus the one-month forward-looking term rate based on SOFR. The agreement has subsequently been amended twice to extend the termination date for the revolving line of credit, which is currently April 30, 2025.

During the first quarter of 2024, Busey paid the full $30.0 million balance remaining on the Term Loan, at which time the Term Loan carried interest at a rate of 7.13%. As of December 31, 2024, there was no balance outstanding on the revolving credit facility. The revolving credit facility incurs a non-usage fee based on any undrawn amounts.

Short-Term Borrowings

Busey's short-term borrowings may include loans maturing within one year of the loan origination date, as well as the current portion of long-term debt that is due within 12 months. Short-term borrowings are summarized as follows *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Term Loan, current portion due within 12 months	$ —	$ 12,000

Federal funds purchased are short-term borrowings that generally mature between one day and 90 days. During the first quarter of 2024, Busey purchased federal funds to test operational availability to access funds if needed. Busey had no federal funds purchased as of December 31, 2024, or 2023.

Long-Term Debt

Busey's long-term debt consists of loans maturing more than one year from the loan origination date, excluding the current portion that is due within 12 months. Long-term debt is summarized as follows *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Term Loan	$ —	$ 18,000

Subordinated Notes

On June 1, 2020, Busey issued $125.0 million of fixed-to-floating rate subordinated notes that mature on June 1, 2030. The subordinated notes, which qualify as Tier 2 capital for regulatory purposes, bear interest at an annual rate of 5.25% for the first five years after issuance and thereafter bear interest at a floating rate equal to a three-month benchmark rate plus a spread of 5.11%, as calculated on each applicable determination date. Interest on the subordinated notes is payable semi-annually on each June 1 and December 1 during the five-year fixed-term, and thereafter on March 1, June 1, September 1, and December 1 of each year, commencing on September 1, 2025. The subordinated notes have an optional redemption in whole or in part on any interest payment date on or after June 1, 2025. The subordinated notes are unsecured obligations of the Company.

On June 2, 2022, Busey issued $100.0 million aggregate principal amount of 5.000% fixed-to-floating rate subordinated notes maturing June 15, 2032, which qualify as Tier 2 Capital for regulatory purposes. The price to the public for the subordinated notes was 100% of the principal amount of the subordinated notes. Interest on the subordinated notes accrues at a rate equal to (1) 5.000% per annum from the original issue date to, but excluding, June 15, 2027, payable semiannually in arrears, and (2) a floating rate per annum equal to a benchmark rate, which is expected to be the Three-Month Term SOFR (as defined in the subordinated notes), plus a spread of 252 bps from and including June 15, 2027, payable quarterly in arrears. The subordinated notes have an optional redemption in whole or in part on any interest payment date on or after June 15, 2027.

Associated with the M&M acquisition completed on April 1, 2024 (see *"Note 2. Mergers and Acquisitions"*), Busey acquired $4.0 million of 5.25% fixed-to-floating rate subordinated notes maturing December 4, 2030, which qualify as Tier 2 capital for regulatory purposes. Interest on the subordinated notes accrues at a rate equal to (1) 5.25% per annum from the original issue date to December 4, 2025, and (2) a floating rate per annum equal to a benchmark rate, which is expected to be the Three-Month Term SOFR (as defined in the subordinated notes), plus a spread of 497 bps from December 4, 2025. The subordinated notes have an optional redemption, in whole or in part, on or after December 4, 2025. At December 31, 2024, there was $0.1 million of fair value discount outstanding, to be accreted through the earliest optional redemption date.

Unamortized debt issuance costs related to Busey's subordinated notes are presented in the following table *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Unamortized debt issuance costs		
Subordinated notes issued in 2020	$ 222	$ 735
Subordinated notes issued in 2022	1,004	1,383
Total unamortized debt issuance costs	$ 1,226	$ 2,118

NOTE 11. JUNIOR SUBORDINATED DEBT OWED TO UNCONSOLIDATED TRUSTS

Busey maintains statutory trusts for the sole purpose of issuing and servicing trust preferred securities and related trust common securities. Proceeds from such issuances were used by the trusts to purchase junior subordinated notes issued by Busey, which are the sole assets of each trust. Concurrent with the issuance of the trust preferred securities, Busey issued guarantees for the benefit of the holders of the trust preferred securities. The trust preferred securities are instruments that qualify and are treated as Tier 1 regulatory capital. Busey owns all of the common securities of each trust. The trust preferred securities issued by each trust rank equally with the common securities in right of payment, except that if an event of default under the indenture governing the notes has occurred and is continuing, the preferred securities will rank senior to the common securities in right of payment. Busey had $74.8 million and $72.0 million of junior subordinated debt owed to unconsolidated trusts at December 31, 2024, and 2023, respectively, maturing in 2033 through 2036. In connection with its acquisitions of Pulaski Financial Corp. in 2016 and M&M in 2024, Busey has acquired similar statutory trusts and the fair value adjustment is being accreted over their weighted average remaining lives, with a balance of $2.9 million and $2.6 million remaining to be accreted as of December 31, 2024, and 2023, respectively.

Busey's trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated notes at par value at the stated maturity date or upon redemption. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon Busey making payments on the related junior subordinated notes. Busey's obligations under the junior subordinated notes and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by Busey of each trust's obligations under the trust preferred securities issued by each trust. Busey has the right to defer payment of interest on the notes, in which case the distributions on the trust preferred securities will also be deferred, for up to five years, but not beyond the stated maturity date.

For regulatory capital purposes, current banking regulations allow for the inclusion in Tier 1 Capital of qualifying trust preferred securities issued prior to May 19, 2010, by bank holding companies with less than $15.0 billion of assets, but do not allow for additional Tier 1 Capital to be raised through the future issuance of trust preferred securities. As of December 31, 2024, 100% of the trust preferred securities qualified as Tier 1 Capital; however, once Busey reaches $15.0 billion in assets, its trust preferred securities will no longer quality as Tier 1 Capital.

NOTE 12. REGULATORY CAPITAL

First Busey and Busey Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on Busey's Consolidated Financial Statements. Capital amounts and classification also are subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Banking regulations identify five capital categories for insured depository institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. As of December 31, 2024 and 2023, all capital ratios of First Busey and Busey Bank exceeded well capitalized levels under the applicable regulatory capital adequacy guidelines. Management believes that no events or changes have occurred subsequent to December 31, 2024, that would change this designation.

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Current Expected Credit Loss Model

On August 26, 2020, the FDIC and other federal banking agencies adopted a final rule which provided banking organizations that adopted CECL during 2020 with the option to delay for two years the estimated impact of CECL on regulatory capital and to phase in the aggregate impact of the deferral on regulatory capital over a subsequent three-year period. Under this final rule, because Busey elected to use the deferral option, the regulatory capital impact of Busey's transition adjustments recorded on January 1, 2020, arising from the adoption of CECL was deferred for two years. In addition, 25 percent of the ongoing impact of CECL on Busey's ACL, retained earnings, and average total consolidated assets from January 1, 2020, through the end of the two-year deferral period, each as reported for regulatory capital purposes, has been added to the deferred transition amounts ("adjusted transition amounts") and deferred for the two-year period. On January 1, 2022, at the conclusion of the two-year period, the adjusted transition amounts began to be phased-in for regulatory capital purposes at a rate of 25 percent per year, with the phased-in amounts included in regulatory capital at the beginning of each year.

Capital Amounts and Ratios

The following tables summarize regulatory capital requirements applicable to Busey and its subsidiary bank *(dollars in thousands)*:

	As of December 31, 2024					
	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity Tier 1 capital to risk weighted assets						
First Busey	$ 1,237,301	14.10 %	$ 394,840	4.50 %	$ 570,325	6.50 %
Busey Bank	$ 1,438,296	16.46 %	$ 393,277	4.50 %	$ 568,067	6.50 %
Tier 1 capital to risk weighted assets						
First Busey	$ 1,314,301	14.98 %	$ 526,453	6.00 %	$ 701,938	8.00 %
Busey Bank	$ 1,438,296	16.46 %	$ 524,369	6.00 %	$ 699,159	8.00 %
Total capital to risk weighted assets						
First Busey	$ 1,625,943	18.53 %	$ 701,938	8.00 %	$ 877,422	10.00 %
Busey Bank	$ 1,520,938	17.40 %	$ 699,159	8.00 %	$ 873,949	10.00 %
Leverage ratio of Tier 1 capital to average assets						
First Busey	$ 1,314,301	11.06 %	$ 475,348	4.00 %	N/A	N/A
Busey Bank	$ 1,438,296	12.14 %	$ 473,878	4.00 %	$ 592,347	5.00 %

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2023					
	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity Tier 1 capital to risk weighted assets						
First Busey	$ 1,155,973	13.09 %	$ 397,331	4.50 %	$ 573,923	6.50 %
Busey Bank	$ 1,362,962	15.48 %	$ 396,128	4.50 %	$ 572,185	6.50 %
Tier 1 capital to risk weighted assets						
First Busey	$ 1,229,973	13.93 %	$ 529,775	6.00 %	$ 706,367	8.00 %
Busey Bank	$ 1,362,962	15.48 %	$ 528,171	6.00 %	$ 704,228	8.00 %
Total capital to risk weighted assets						
First Busey	$ 1,540,318	17.44 %	$ 706,367	8.00 %	$ 882,958	10.00 %
Busey Bank	$ 1,448,307	16.45 %	$ 704,228	8.00 %	$ 880,285	10.00 %
Leverage ratio of Tier 1 capital to average assets						
First Busey	$ 1,229,973	10.08 %	$ 488,315	4.00 %	N/A	N/A
Busey Bank	$ 1,362,962	11.19 %	$ 487,103	4.00 %	$ 608,879	5.00 %

Capital Conservation Buffer

In July 2013, U.S. federal banking authorities approved the Basel III Rule for strengthening international capital standards. The Basel III Rule introduced a capital conservation buffer, composed entirely of common equity Tier 1 capital, which is added to the minimum risk-weighted asset ratios. The capital conservation buffer is not a minimum capital requirement; however, banking institutions with a ratio of common equity Tier 1 capital to risk-weighted assets below the capital conservation buffer will face constraints on dividends, equity repurchases, and discretionary bonus payments based on the amount of the shortfall. In order to refrain from restrictions on dividends, equity repurchases, and discretionary bonus payments, banking institutions must maintain minimum ratios of (1) common equity Tier 1 capital to risk-weighted assets of at least 7.0%, (2) Tier 1 capital to risk-weighted assets of at least 8.5%, and (3) total capital to risk-weighted assets of at least 10.5%.

Subsidiary Dividend Payments

First Busey Corporation's ability to pay cash dividends to its stockholders and to service its debt is dependent on the receipt of cash dividends from its subsidiaries. Under applicable regulatory requirements, an Illinois state-chartered bank, such as Busey Bank, may not pay dividends in excess of its net profits. Busey Bank paid $100.0 million, $90.0 million, and $95.0 million in dividends to First Busey Corporation during the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 13. INCOME TAXES

Components of Busey's income tax expense consist of the following *(dollars in thousands)*:

	Years Ended December 31,		
	2024	**2023**	**2022**
Income tax expense			
Current expense:			
Federal	$ 26,696	$ 20,139	$ 20,815
State	11,533	14,120	13,883
Deferred expense:			
Federal	1,561	(1,557)	(700)
State	(177)	(1,363)	(572)
Total income tax expense	$ 39,613	$ 31,339	$ 33,426

A reconciliation of federal and state income taxes at statutory rates to Busey's income taxes included in the accompanying Consolidated Statements of Income is as follows:

	Years Ended December 31,		
	2024	**2023**	**2022**
Percent of pretax income			
Income tax at federal statutory rate	21.0 %	21.0 %	21.0 %
Effect of:			
Tax-exempt interest, net	(0.7)%	(1.0)%	(1.1)%
Stock incentive	— %	0.2 %	0.1 %
State income taxes, net	5.8 %	6.5 %	6.5 %
Income on bank owned life insurance	(0.7)%	(0.6)%	(0.5)%
Tax credit investments	(3.1)%	(6.0)%	(5.6)%
Other, net	3.5 %	0.3 %	0.3 %
Effective income tax rate	25.8 %	20.4 %	20.7 %

Net deferred taxes, reported in other assets or other liabilities on Busey's Consolidated Balance Sheets, include the following amounts of deferred tax assets and liabilities *(dollars in thousands)*:

	As of December 31,	
	2024	2023
Deferred taxes		
Deferred tax assets:		
ACL	$ 23,685	$ 27,068
Unrealized loss on cash flow hedge	7,256	6,654
Unrealized losses on securities available for sale, net	61,479	70,423
Unrealized losses on securities held to maturity	8,068	10,156
Stock-based compensation	6,431	5,767
Purchase accounting adjustments	2,076	764
Accrued vacation	493	456
Lease liabilities	2,951	3,092
Employee costs	5,725	4,789
Unrealized loss on equity securities	—	75
Other	—	67
Total deferred tax assets	118,164	129,311
Deferred tax liabilities:		
Basis in premises and equipment	(2,419)	(2,830)
Affordable housing partnerships and other investments	(8,011)	(8,341)
Purchase accounting adjustments	(1,022)	(1,133)
Mortgage servicing assets	(745)	(1,336)
Basis in core deposit, customer intangible assets, and asset purchase goodwill	(3,325)	(4,709)
Deferred loan origination costs	(3,317)	(3,691)
Right of use assets	(2,835)	(3,015)
Unrealized gain on equity securities	(172)	—
Other	(856)	(251)
Total deferred tax liabilities	(22,702)	(25,306)
Net deferred tax asset	$ 95,462	$ 104,005

Management believes that it is more likely than not that the net deferred tax asset included in the accompanying Consolidated Balance Sheets will be fully realized. Busey has determined that no valuation allowance is required for any deferred tax assets as of December 31, 2024, or 2023.

NOTE 14. TAX CREDIT AND OTHER INVESTMENTS IN UNCONSOLIDATED ENTITIES

Busey's investments in unconsolidated entities and related unfunded investment obligations are reflected in other assets and other liabilities on the Consolidated Balance Sheets, and are summarized in the table below for the periods indicated *(dollars in thousands)*:

| | Location | As of December 31, | |
		2024	2023
Investments in unconsolidated entities			
Funded investments	Other assets	$ 70,796	$ 68,516
Unfunded investments	Other assets	61,210	58,552
Investments in unconsolidated entities		$ 132,006	$ 127,068
Unfunded investment obligations	Other liabilities	$ 61,210	$ 58,552

Income tax credits and other benefits, along with investment amortization, are presented in the table below *(dollars in thousands)*. Beginning in 2024, income tax credits and other tax benefits, net of investment amortization, were included as a component of Busey's estimated annual effective tax rate used for the calculation of income taxes presented on the Consolidated Statements of Income.

	Year Ended December 31, 2024
Income tax credits and other tax benefits	$ 20,734
Amortization of investments in tax-advantaged projects	18,494

NOTE 15. EMPLOYEE BENEFIT PLANS

401(k) Plan

Busey provides retirement benefits under its 401(k) Plan. All Busey associates who meet certain age requirements are eligible to participate in the 401(k) Plan. There is no waiting period for participation in the 401(k) Plan. The 401(k) Plan is funded primarily through participant contributions via payroll deductions, with two contribution options: (1) the traditional option allows plan participants to elect pre-tax contributions, and (2) the Roth option allows plan participants to elect after-tax contributions. Plan participants may elect to make traditional and/or Roth 401(k) contributions, up to the annual deferral and catch-up limits established by the Internal Revenue Service.

Busey supplements participant contributions by making safe harbor matching and discretionary profit-sharing contributions to the 401(k) Plan.

Safe Harbor Match

Busey makes safe harbor matching contributions to the 401(k) Plan equal to 100% of the first 3% of eligible participant compensation contributed to the plan and 50% of the next 2% of eligible participant compensation contributed to the plan. The rights of participants in safe harbor matching contributions vest immediately.

Profit Sharing

All associates who meet certain age and service requirements are eligible to participate in Busey's profit-sharing contributions. Discretionary profit-sharing contributions and related expenses, if any, are approved solely by the First Busey Corporation board of directors, and in no case may annual contributions be greater than the amounts deductible for federal income tax purposes for that year. The rights of participants in profit-sharing contributions vest ratably over a five-year period.

401(k) Plan Expenses

Expenses related to Busey's employee benefit plans, reported in salaries, wages, and employee benefits in the accompanying Consolidated Statements of Income, are summarized in the table below *(dollars in thousands)*:

		Years Ended December 31,				
		2024		**2023**		**2022**
401(k) Plan expenses						
Safe harbor match expenses	$	4,486	$	3,745	$	4,094
Profit-sharing expenses		3,370		3,031		2,960
Total 401(k) Plan expenses	$	7,856	$	6,776	$	7,054

NOTE 16. STOCK-BASED COMPENSATION

Stock Options

Busey has outstanding stock options that were issued under the First Community 2016 Equity Incentive Plan and assumed from acquisitions. A summary of the status of, and changes in, Busey's stock option awards follows *(dollars in thousands, except weighted-average exercise price)*:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Intrinsic Value
Outstanding at December 31, 2023	21,266	$ 23.53	2.88 years	$ 27
Exercised	(2,640)	23.53		
Forfeited	(3,520)	23.53		
Outstanding at December 31, 2024	15,106	23.53	1.87 years	1
Exercisable at December 31, 2024	15,106	23.53	1.87 years	1

2020 Equity Plan

The 2020 Equity Plan was originally approved by stockholders at the 2020 Annual Meeting of Stockholders. A description of the 2020 Equity Plan, as originally approved, can be found in Appendix A within Busey's Proxy Statement for the 2020 Annual Meeting of Stockholders filed on April 9, 2020. An amendment and restatement of the 2020 Equity Plan was approved by stockholders at the 2023 Annual Meeting of Stockholders. Terms of the amended and restated 2020 Equity Plan are substantially identical to those of the originally approved 2020 Equity Plan, other than a 1,350,000 increase in the number of shares authorized for issuance under the plan. More information can be found in Appendix A within Busey's Proxy Statement for the 2023 Annual Meeting of Stockholders filed on April 14, 2023.

Busey has granted RSU, PSU, and DSU awards under the terms of the 2020 Equity Plan. Upon vesting and delivery, shares are expected, though not required, to be issued from treasury stock.

A description of RSU, PSU, and DSU awards granted in 2024 under the terms of the 2020 Equity Plan is provided below. A description of RSU, PSU, and DSU awards granted in 2023 and 2022 under the terms of the 2020 Equity Plan can be found in Busey's Annual Reports for the years ended December 31, 2023, and 2022, respectively.

Busey issued 163,387 treasury shares in conjunction with the settlement of RSUs, PSUs, and DSUs in 2024. The difference between the number of shares issued and the number of vested units is due to shares issued under a net share settlement option. There were 1,326,314 shares available for issuance under the 2020 Equity Plan as of December 31, 2024.

RSU Awards

Busey grants RSU awards to members of management periodically throughout the year. RSU awards are stock-based awards for which vesting is conditional upon meeting established service criteria. Each RSU is equivalent to one share of Busey's common stock. Busey's RSUs have requisite service periods ranging from one year to five years, and are subject to accelerated vesting upon eligible retirement from Busey. Recipients earn quarterly dividend equivalents on their respective RSUs, which entitle the recipients to additional units. Therefore, dividends earned each quarter compound based upon the updated unit balances.

On March 20, 2024, under the terms of the 2020 Equity Plan, Busey granted 189,179 RSUs to members of management. The grant date fair value of the award was $4.4 million, which will be recognized as compensation expense over the requisite service period ranging from one year to five years. The terms of these awards included an accelerated vesting provision upon eligible retirement from Busey, after a one-year minimum requisite service period. Subsequent to the requisite service period, the awards will become 100% vested.

On May 22, 2024, under the terms of the 2020 Equity Plan, Busey granted 12,864 RSUs to members of management. The grant date fair value of the award was $0.3 million, which will be recognized as compensation expense over the requisite service period of three years. The terms of these awards included an accelerated vesting provision upon eligible retirement from Busey, after a one-year minimum requisite service period. Subsequent to the requisite service period, the awards will become 100% vested.

A summary of changes in Busey's RSU awards for the year ended December 31, 2024, is as follows:

RSU Awards	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2023	1,041,444	$ 22.05
Granted	202,043	23.35
Dividend equivalents earned	42,986	24.74
Vested	(187,446)	25.38
Forfeited	(32,255)	22.48
Nonvested at December 31, 2024	1,066,772	$ 21.80

PSU Awards

Busey grants PSU awards to members of management periodically throughout the year. PSU awards are stock-based awards for which vesting is conditional upon meeting established performance criteria for the applicable performance period and remaining employed through the end of such performance period. Each PSU is equivalent to one share of Busey's common stock. The number of PSUs that ultimately vest will be determined based on the extent to which the established performance criteria are achieved. Busey's PSUs are subject to accelerated service-based vesting conditions upon eligible retirement from Busey. After performance determination, dividend equivalents are compounded based upon the updated PSU balances at each dividend date during the performance period.

On March 20, 2024, under the terms of the 2020 Equity Plan, Busey granted a target of 94,604 PSUs with a maximum award of 151,366 units. The actual number of units issued at the vesting date could range from 0% to 160% of the initial grant, depending on attaining a relative total stockholder return performance goal. The grant date fair value of the award, calculated using the Geometric Brownian Motion Model, was $2.0 million, which will be recognized in compensation expense over the performance period ending December 31, 2026.

On March 20, 2024, under the terms of the 2020 Equity Plan, Busey granted a target of 94,604 PSUs with a maximum award of 151,366 units. The actual number of units issued at the vesting date could range from 0% to 160% of the initial grant, depending on attaining an adjusted return on average tangible common equity performance goal. The grant date fair value of the award was $2.2 million, which will be recognized in compensation expense over the performance period ending December 31, 2026. The actual amount of compensation expense recognized is subject to adjustment based on the extent to which performance goals are expected to be achieved.

A summary of changes in Busey's PSU awards for the year ended December 31, 2024, is as follows:

PSU Awards	Shares[1]		Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2023	341,700	$	22.67
Granted	189,208		22.32
Dividend equivalents earned	4,264		22.95
Vested[2]	(147,397)		26.07
Forfeited	(15,733)		22.47
Nonvested at December 31, 2024	372,042	$	21.15
Vested and outstanding at December 31, 2024[2]	143,133	$	26.17

_____
1. Shares for PSU awards represent target shares at grant date.
2. PSUs granted in 2022 vested on December 31, 2024. Shares represent target amounts. Performance determinations were calculated and approved by Busey's Compensation Committee on January 31, 2025, and settlement activity will take place in the first quarter of 2025.

DSU Awards

Busey grants DSU awards to its non-employee directors. DSU awards are stock-based awards with a deferred settlement date. Each DSU is equivalent to one share of Busey's common stock. DSUs vest over a one-year period following the grant date. Under the 2020 Equity Plan, DSUs are generally subject to the same terms as RSUs, except that following vesting of DSUs, settlement occurs within 30 days following the earlier of separation from the board or a change in control of the Company. After vesting and prior to delivery, DSUs will continue to earn dividend equivalents.

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 20, 2024, under the terms of the 2020 Equity Plan, Busey granted 35,847 DSUs to non-employee directors. The grant date fair value of the award totaled $0.8 million and will be recognized as compensation expense over the requisite service period of one year. Subsequent to the requisite service period, the awards will become 100% vested.

A summary of changes in Busey's DSU awards for the year ended December 31, 2024, is as follows:

DSU Awards	Shares		Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2023	43,026	$	20.41
Granted	35,847		23.35
Dividend equivalents earned	8,213		24.79
Vested	(49,168)		21.04
Forfeited	(1,025)		20.44
Nonvested at December 31, 2024	36,893	$	23.40
Vested and outstanding at December 31, 2024	184,941	$	22.85

Employee Stock Purchase Plan

The First Busey Corporation ESPP was approved at Busey's 2021 Annual Meeting of Stockholders. The purpose of the ESPP is to provide a means through which Busey employees may acquire a proprietary interest in the Company by purchasing shares of its common stock at a 15% discount through voluntary payroll deductions, to assist in retaining the services of current employees and securing and retaining the services of new employees, and to provide incentives for Busey employees to exert maximum efforts toward the Company's success. Substantially all of Busey's employees are eligible to participate, and all participating employees have equal rights and privileges under the terms of the ESPP. Further details can be found in Appendix A within Busey's Definitive Proxy Statement filed with the SEC on April 8, 2021.

The ESPP initially reserved for issuance and purchase an aggregate of 600,000 shares of Busey's common stock. The first offering under the ESPP began on July 1, 2021. There were 393,536 shares available for issuance under the ESPP as of December 31, 2024.

Stock-Based Compensation Expense

Busey did not record any stock option compensation expense for the years ended December 31, 2024, 2023, or 2022. Busey did not have any unrecognized stock option compensation expense as of December 31, 2024.

Busey recognized compensation expense related to non-vested RSU, PSU, and DSU awards, as well as the ESPP, as summarized in the table below *(dollars in thousands)*:

	Location	Years Ended December 31,		
		2024	2023	2022
Stock-based compensation expense				
RSU awards	Salaries, wages, and employee benefits	$ 3,823	$ 2,622	$ 4,648
PSU awards[1]	Salaries, wages, and employee benefits	2,867	2,962	3,240
DSU awards	Other expense	826	833	876
ESPP	Salaries, wages, and employee benefits	210	178	204
Total stock-based compensation expense		$ 7,726	$ 6,595	$ 8,968

---
1. Expense for PSU awards with a relative total stockholder return performance goal represents amounts based on target shares at the grant date. Expense for PSU awards with return on average tangible common equity and compounded annual revenue growth rate performance goals represents amounts based on target shares at the grant date, adjusted for performance expectations as of the date indicated.

Unamortized stock-based compensation expense is presented in the table below *(dollars in thousands)*:

	As of December 31,	
	2024	2023
Unamortized stock-based compensation		
RSU awards	$ 7,093	$ 6,842
PSU awards[1]	3,043	3,607
DSU awards	181	190
Total unamortized stock-based compensation	$ 10,317	$ 10,639
Weighted average period over which expense is to be recognized	2.5 years	2.4 years

---
1. Unamortized expense for PSU awards with a relative total stockholder return performance goal represents amounts based on target shares at grant date. Unamortized expense for PSU awards with return on average tangible common equity and compounded annual revenue growth rate performance goals represents amounts based on target shares at grant date, adjusted for performance expectations as of the date indicated.

NOTE 17. TRANSACTIONS WITH RELATED PARTIES

Busey has had, and may be expected to have in the future, banking transactions in the ordinary course of business with related parties which include directors, executive officers, chief credit officers, their immediate families, and affiliated companies in which they have 10% or more beneficial ownership, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

The following table presents changes in loans to related parties, as a group *(dollars in thousands)*:

	As of and for the Year Ended December 31, 2024
Balance of loans to related parties, December 31, 2023	$ 77,649
Change in relationship	1,435
New loans/advances	178,924
Repayments	(159,997)
Balance of loans to related parties, December 31, 2024	$ 98,011
Unused commitments to directors and executive officers	$ 26,383

Loans to related parties did not include significant amounts that were past due, non-accrual, or modified.

NOTE 18. OUTSTANDING COMMITMENTS AND CONTINGENT LIABILITIES

Credit Commitments and Contingencies

A summary of the contractual amount of Busey's exposure to off-balance-sheet risk relating to the Company's commitments to extend credit and standby letters of credit follows *(dollars in thousands)*:

	As of December 31,	
	2024	2023
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	$ 2,512,714	$ 2,132,500
Standby letters of credit	35,464	43,996
Total commitments	$ 2,548,178	$ 2,176,496

Legal Matters

Busey is a party to legal actions which arise in the normal course of its business activities. Legal and administrative proceedings are subject to inherent uncertainties, and while unfavorable outcomes could occur, Busey does not believe at this time that any potential liabilities relating to pending or potential legal matters are likely to have a material impact on Busey's results of operations or financial position.

Franchise Tax Matter

In 2021, Busey received an inquiry from the Illinois Secretary Of State, pursuant to which the Illinois Secretary Of State asked for additional information regarding certain of Busey's franchise tax filings and the calculation of amounts due thereunder. The franchise tax is established by the Illinois Business Corporation Act ("BCA") 805 ILCS 5/1 et seq., and is a tax imposed on foreign and domestic corporations for the privilege of conducting business in Illinois. Busey has been cooperating with the inquiry and has delivered additional BCA forms requested by the Illinois Secretary Of State, with a full reservation of rights by Busey, including seeking judicial relief, if necessary, with respect to any potential dispute regarding Busey's preparation of the BCA forms and the calculation of the franchise taxes due. Where a loss is believed to be reasonably possible, but not probable, or the loss cannot be reasonably estimated, as is the case with this matter, no accrual is required. It is reasonably possible that this matter could require Busey to pay additional taxes, including potential penalties and interest, or make other expenditures or accrue liabilities in amounts that could not be reasonably estimated as of December 31, 2024. If the likelihood of potential liabilities elevates, requiring an accrual, the potential future liabilities could be material in the period(s) in which they are recorded.

NOTE 19. DERIVATIVE FINANCIAL INSTRUMENTS

Busey utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. Additionally, Busey enters into derivative financial instruments, including interest rate lock commitments issued to residential loan customers for loans that will be held for sale; forward sales commitments to sell residential mortgage loans to investors; and interest rate swaps, risk participation agreements, and foreign currency exchange contracts with customers and other third parties. See *"Note 20. Fair Value Measurements"* for further discussion of the fair value measurement of such derivatives.

To secure its obligations under derivative contracts, Busey pledged cash and held collateral as follows *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Cash pledged to secure obligations under derivative contracts	$ 21,900	$ 34,210
Collateral held to secure obligations under derivative contracts	20,260	19,280

Derivative Instruments Designated as Hedges

Busey entered into derivative instruments designated as cash flow hedges. For a derivative instrument that is designated and qualifies as a cash flow hedge, the change in fair value of the derivative instrument is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in fair value of components excluded from the assessment of effectiveness are recognized in current earnings.

Interest Rate Swaps Designated as Cash Flow Hedges

Interest rate swaps with notional amounts totaling $500.0 million as of December 31, 2024, and $350.0 million as of December 31, 2023, were designated as cash flow hedges. Busey entered into a $300.0 million receive fixed pay floating interest rate swap to reduce Busey's asset sensitivity ("Prime Loan Swap"). Duration was added to Busey's loan portfolio by fixing a portion of floating prime-based loans. Interest rates had risen above their historical lows allowing Busey to lock in a portion of its loan portfolio to reduce asset sensitivity while creating a more stable margin in a volatile rate market. These hedges were determined to be highly effective during the period, and Busey expects its hedges to remain highly effective during the remaining terms of the swaps. Further, in 2024 Busey entered into forward-starting SOFR-based receive-fixed pay-floating interest rate swaps totaling $200.0 million to reduce Busey's asset sensitivity ("SOFR Loan Swaps"). These hedges were determined to be highly effective during the period, and Busey expects its hedges to remain highly effective during the remaining terms of the swaps. During 2024 an interest rate swap to hedge the risks of variability in cash flows for future interest payments attributable to changes in the 3-month CME Term SOFR benchmark interest rate on Busey's junior subordinated debt owed to unconsolidated trusts ("Debt Swap") matured. Changes in fair value were recorded net of tax in OCI.

A summary of the interest-rate swaps designated as cash flow hedges is presented below *(dollars in thousands)*:

| | Location | As of December 31, | |
		2024	2023
Debt Swap			
Notional amount		$ —	$ 50,000
Weighted average rate: pay-fixed		—	1.79 %
Weighted average variable 3-month Fallback Rate (SOFR) receive rates		—	5.61 %
Weighted average maturity		—	0.71 years
Prime Loan Swap			
Notional amount		$ 300,000	$ 300,000
Weighted average rate: receive-fixed		4.81 %	4.81 %
Weighted average variable Prime pay rates		7.62 %	8.50 %
Weighted average maturity		4.10 years	5.10 years
SOFR Loan Swaps			
Notional amount		$ 200,000	$ —
Weighted average rate: receive-fixed		3.78 %	—
Weighted average maturity		4.76 years	—
Gross aggregate fair value of the swaps			
Gross aggregate fair value of swap assets	Other assets	$ —	$ 1,293
Gross aggregate fair value of swap liabilities	Other liabilities	$ 27,770	$ 25,411
Balances carried in AOCI			
Unrealized gains (losses) on cash flow hedges, net of tax	AOCI	$ (19,805)	$ (16,694)

Busey expects to reclassify unrealized gains and losses from OCI to interest income and interest expense as shown in the following table, during the next 12 months *(dollars in thousands)*. Amounts actually recognized could differ from these expectations due to changes in interest rates, hedge de-designations, and the addition of other hedges subsequent to December 31, 2024.

	As of December 31, 2024
Unrealized losses expected to be reclassified from OCI to interest income	$ (725)

Interest income (expense) recorded on swap transactions was as follows for the periods presented *(dollars in thousands)*:

	Years Ended December 31,		
	2024	**2023**	**2022**
Interest on swap transactions			
Increase (decrease) in interest income on swap transactions	$ (10,669)	$ (10,326)	$ (553)
(Increase) decrease in interest expense on swap transactions	1,378	1,757	(30)
Net increase (decrease) in net interest income on swap transactions	$ (9,291)	$ (8,569)	$ (583)

The following table reflects the net gains (losses) recorded in AOCI and the Consolidated Statements of Comprehensive Income relating to cash flow derivative instruments for the periods presented *(dollars in thousands)*:

	Years Ended December 31,		
	2024	**2023**	**2022**
Unrealized gains (losses) on cash flow hedges			
Net gain (loss) recognized in OCI, net of tax	$ (10,790)	$ (1,835)	$ (20,717)
(Gain) loss reclassified from OCI to interest income, net of tax	8,818	7,382	395
(Gain) loss reclassified from OCI to interest expense, net of tax	(1,139)	(1,256)	22
Net change in unrealized gains (losses) on cash flow hedges, net of tax	$ (3,111)	$ 4,291	$ (20,300)

Derivative Instruments Not Designated as Hedges

Interest Rate Swaps Not Designated as Hedges

Busey may offer derivative contracts to its customers in connection with their risk management needs. Busey manages the risk associated with these contracts by entering into equal and offsetting derivative agreements with a third-party dealer. These contracts supported variable rate, commercial loan relationships totaling $719.2 million and $663.1 million as of December 31, 2024 and 2023, respectively. These derivatives generally worked together as an economic interest rate hedge, but Busey did not designate them for hedge accounting treatment. Consequently, changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Amounts and fair values of derivative assets and liabilities related to customer interest rate swaps recorded on the Consolidated Balance Sheets are summarized as follows *(dollars in thousands)*:

	Location	As of December 31, 2024		As of December 31, 2023	
		Notional Amount	Fair Value	Notional Amount	Fair Value
Derivative assets not designated as hedging instruments					
Interest rate swaps: receive-fixed, pay-floating	Other assets	$ 156,539	$ 1,465	$ 177,883	$ 2,375
Interest rate swaps: receive-floating, pay-fixed	Other assets	562,697	28,854	485,253	26,289
Derivative assets not designated as hedging instruments		$ 719,236	$ 30,319	$ 663,136	$ 28,664
Derivative liabilities not designated as hedging instruments					
Interest rate swaps: receive-fixed, pay-floating	Other liabilities	$ 562,697	$ 28,854	$ 485,253	$ 26,289
Interest rate swaps: receive-floating, pay-fixed	Other liabilities	156,539	1,465	177,883	2,375
Derivative liabilities not designated as hedging instruments		$ 719,236	$ 30,319	$ 663,136	$ 28,664

Changes in fair value of these derivative assets and liabilities were recorded in noninterest expense on the Consolidated Statements of Income and are summarized as follows *(dollars in thousands)*:

	Location	Years Ended December 31,		
		2024	2023	2022
Interest rate swaps				
Receive-fixed, pay-floating	Noninterest expense	$ 1,726	$ (11,525)	$ 19,308
Receive-floating, pay-fixed	Noninterest expense	(1,726)	11,525	(19,308)
Net change in fair value of interest rate swaps		$ —	$ —	$ —

Risk Participation Agreements

To manage the credit risk exposure related to customer-facing swaps, Busey entered into risk participation agreements in conjunction with loan participation arrangements with other financial institutions. Under these risk participation agreements, Busey purchased credit risk participation, paying an up-front fee to a counterparty to accept a portion of its credit exposure, and will receive a payment from the counterparty if the swap customer defaults on its obligations.

Busey also entered into a risk participation agreement under which Busey sold credit risk participation, receiving an up-front fee from a counterparty in exchange for accepting a portion of the counterparty's credit exposure. This agreement matured on June 30, 2024. The swap customer did not default on its obligations, and Busey was not required to make a payment to the counterparty of the risk participation agreement.

Notional amounts of the risk participation agreements reflect the participating banks' pro-rata shares of the derivative instruments, consistent with their shares of the related participated loans. The risk participation agreements mature between August 2026 and January 2029, and are summarized as follows *(dollars in thousands)*:

	As of December 31,	
	2024	**2023**
Risk participation agreements purchased		
Number of risk participation agreements	5	3
Notional amount	$ 40,092	$ 34,251
Fair value	5	15
Risk participation agreements sold		
Number of risk participation agreements	—	1
Notional amount	$ —	$ 20,001
Fair value	—	—

Mortgage Banking Derivatives

Interest Rate Lock Commitments

Interest rate lock commitments that meet the definition of derivative financial instruments under ASC Topic 815 *"Derivatives and Hedging"* are carried at their fair values in other assets or other liabilities on the Consolidated Balance Sheets, with changes in the fair values of the corresponding derivative financial assets or liabilities recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Forward Sales Commitments

Busey economically hedges mortgage loans held for sale and interest rate lock commitments issued to its residential loan customers related to loans that will be held for sale by obtaining corresponding forward sales commitments with an investor to sell the loans at an agreed-upon price at the time the interest rate locks are issued to the customers. Forward sales commitments that meet the definition of derivative financial instruments under ASC Topic 815 *"Derivatives and Hedging"* are carried at their fair values in other assets or other liabilities on the Consolidated Balance Sheets. While such forward sales commitments generally served as an economic hedge to mortgage loans held for sale and interest rate lock commitments, Busey did not designate them for hedge accounting treatment. Changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Amounts and fair values of mortgage banking derivatives included on the Consolidated Balance Sheets are summarized as follows *(dollars in thousands)*:

	Location	As of December 31, 2024		As of December 31, 2023	
		Notional Amount	Fair Value	Notional Amount	Fair Value
Mortgage banking derivative assets					
Interest rate lock commitments	Other assets	$ 2,430	$ 28	$ 3,477	$ 25
Forward sales commitments	Other assets	3,457	21	1,761	11
Mortgage banking derivative assets		$ 5,887	$ 49	$ 5,238	$ 36
Mortgage banking derivative liabilities					
Interest rate lock commitments	Other liabilities	$ 436	$ 4	$ 1,615	$ 10
Forward sales commitments	Other liabilities	1,955	6	5,216	47
Mortgage banking derivative liabilities		$ 2,391	$ 10	$ 6,831	$ 57

Net gains (losses) relating to these derivative instruments are summarized as follows *(dollars in thousands)*:

	Location	Years Ended December 31,		
		2024	2023	2022
Net gains (losses) on mortgage banking derivatives				
Gains (losses) on interest rate lock commitments	Mortgage revenue	$ 585	$ —	$ 15
Gains (losses) on forward sales commitments	Mortgage revenue	(147)	2	(38)
Net gains (losses) on mortgage banking derivatives		$ 438	$ 2	$ (23)

Gains or losses are recognized on these mortgage banking derivative instruments in earnings; however, because loans held for sale are carried at LOCOM, any corresponding increase in the fair value of loans held for sale will not be recognized in earnings until the loans are sold, at which time the increase is factored into the calculated gain on sale. Decreases in the market value of loans held for sale is recognized in earnings at each measurement period.

NOTE 20. FAIR VALUE MEASUREMENTS

The fair value of an asset or liability is the price that would be received by selling that asset or paid in transferring that liability (exit price) in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. ASC Topic 820 *"Fair Value Measurement"* establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- *Level 2 Inputs* – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatility, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* – Unobservable inputs for determining the fair values of assets or liabilities that reflect the Company's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to Busey's assets and liabilities that are carried at fair value.

In general, fair value estimates are based upon quoted market prices, when available. If such quoted market prices are not available, fair values are estimated utilizing independent valuation techniques that consider identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable data. Valuation adjustments may be made to ensure that financial instruments are recorded at their estimated fair values. These adjustments may include amounts to reflect, among other things, counterparty credit quality and the company's creditworthiness as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. While management believes Busey's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to estimate the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Debt Securities Available for Sale

Debt securities classified as available for sale are reported at fair value, which is estimated using Level 2 inputs. Busey obtains fair value measurements from an independent pricing service. The independent pricing service utilizes evaluated pricing models that vary by asset class and incorporate available trade, bid, and other market information. Because many fixed income securities do not trade on a daily basis, the independent pricing service applies available information to prepare evaluations, with a focus on observable market data such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing.

The independent pricing service uses model processes, such as the Option Adjusted Spread model, to assess interest rate impact and develop prepayment scenarios. Models and processes take into account market conventions. For each asset class, a team of evaluators gathers information from market sources and integrates relevant credit information, perceived market movements, and sector news into the evaluated pricing applications and models.

Market inputs that the independent pricing service normally seeks for evaluations of securities, listed in approximate order of priority, include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. The independent pricing service also monitors market indicators, industry, and economic events. For certain security types, additional inputs may be used or some of the market inputs may not be applicable. Evaluators may prioritize inputs differently on any given day for any security based on market conditions, and not all inputs listed are available for use in the evaluation process for each security evaluation on a given day. Because the data utilized was observable, the securities have been classified as Level 2.

Equity Securities

Equity securities are reported at fair value, which is estimated using Level 1 or Level 2 inputs. Fair value measurements of mutual funds, when held, are estimated using unadjusted quoted prices in active markets for identical assets at the measurement date and are classified as Level 1. Fair value measurements of stock use quoted prices for identical or similar assets in markets that are not active and are classified as Level 2.

Derivative Assets and Derivative Liabilities

Busey's derivative assets and derivative liabilities are reported at fair value, which is measured using Level 2 or Level 3 inputs. Derivative balances are included in other assets or other liabilities on the Consolidated Balance Sheets, and consist of interest rate swaps and risk participation agreements where there is no significant deterioration in the counterparties (loan customers) credit risk since origination of the interest rate swap or risk participation agreement, as well as mortgage banking derivatives, including interest rate lock commitments and forward sales commitments.

Fair values of derivative assets and liabilities are estimated based on prices that are obtained from a third-party which uses observable market inputs and, with the exception of risk participation agreements, are classified as Level 2. For purposes of potential valuation adjustments to Busey's derivative positions, Busey evaluates the credit risk of its counterparties as well as its own credit risk. Accordingly, Busey has considered factors such as the likelihood of default, expected loss given default, net exposures, and remaining contractual life, among other things, in determining if any estimated fair value adjustments related to credit risk are required. Busey reviews counterparty exposure quarterly, and when necessary, appropriate adjustments are made to reflect the exposure. No changes in counterparty credit were identified.

Due to the significance of unobservable inputs, derivative assets related to risk participation agreements are classified as Level 3.

The following tables summarize financial assets and financial liabilities measured at estimated fair value on a recurring basis as of December 31, 2024 and 2023, segregated by the level of the valuation inputs within the fair value hierarchy utilized to estimate fair value *(dollars in thousands)*:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
As of December 31, 2024				
Debt securities available for sale:				
Obligations of U.S. government corporations and agencies	$ —	$ 1,400	$ —	$ 1,400
Obligations of states and political subdivisions	—	139,829	—	139,829
Asset-backed securities	—	336,557	—	336,557
Commercial mortgage-backed securities	—	92,174	—	92,174
Residential mortgage-backed securities	—	1,087,210	—	1,087,210
Corporate debt securities	—	153,051	—	153,051
Equity securities	5,567	10,295	—	15,862
Derivative assets	—	30,368	5	30,373
Derivative liabilities	—	58,099	—	58,099

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
As of December 31, 2023				
Debt securities available for sale:				
U.S. Treasury securities	$ —	$ 15,946	$ —	$ 15,946
Obligations of U.S. government corporations and agencies	—	5,832	—	5,832
Obligations of states and political subdivisions	—	172,845	—	172,845
Asset-backed securities	—	468,223	—	468,223
Commercial mortgage-backed securities	—	103,509	—	103,509
Residential mortgage-backed securities	—	1,111,312	—	1,111,312
Corporate debt securities	—	209,904	—	209,904
Equity securities	448	9,364	—	9,812
Derivative assets	—	29,993	15	30,008
Derivative liabilities	—	54,132	—	54,132

Activity for risk participation agreements, which are financial assets measured at estimated fair value on a recurring basis using Level 3, is summarized in the tables below *(dollars in thousands)*:

| | Location | Years Ended December 31, | |
		2024	2023
Beginning Balance		$ 15	$ 5
Gains (losses) recognized in earnings	Other expense	(26)	(60)
Gains (losses) recognized in OCI	OCI	—	—
Purchases		16	70
Sales		—	—
Issuances		—	—
Settlements		—	—
Transfers into Level 3		—	—
Transfers out of Level 3		—	—
Ending Balance		$ 5	$ 15

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain financial assets and financial liabilities are measured at estimated fair value on a non-recurring basis; that is, the instruments are not measured at estimated fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Loans Evaluated Individually

Busey does not record portfolio loans at estimated fair value on a recurring basis. However, periodically, a loan is evaluated individually and is reported at the estimated fair value of the underlying collateral, less estimated costs to sell, if repayment is expected solely from the collateral. If the estimated collateral value is not sufficient, a specific reserve is recorded. Collateral values are estimated using a combination of observable inputs, including recent appraisals, and unobservable inputs based on customized discounting criteria. Due to the significance of unobservable inputs, fair values of individually evaluated collateral dependent loans have been classified as Level 3.

Bank Property Held for Sale

Bank property held for sale represents certain banking center office buildings which Busey has closed and consolidated with other existing banking centers. Bank property held for sale is measured at the lower of amortized cost or estimated fair value less estimated costs to sell, and is included in premises and equipment, net on the Consolidated Balance Sheets. Fair values were based upon discounted appraisals or real estate listing prices. Due to the significance of unobservable inputs, fair values of all bank property held for sale have been classified as Level 3.

The following tables summarize assets and liabilities measured at estimated fair value on a non-recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value *(dollars in thousands)*:

	As of December 31, 2024			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Loans evaluated individually, net of related allowance	$ —	$ —	$ 616	$ 616
Bank property held for sale with impairment	—	—	2,841	2,841

	As of December 31, 2023			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Loans evaluated individually, net of related allowance	$ —	$ —	$ 1,000	$ 1,000
Bank property held for sale with impairment	—	—	4,286	4,286

The following table presents additional quantitative information about assets measured at estimated fair value on a non-recurring basis using Level 3 inputs *(dollars in thousands)*:

	As of December 31, 2024			
	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans evaluated individually, net of related allowance	$ 616	Appraisal of collateral	Appraisal adjustments	-25.0% to -100.0% (-74.9)%
Bank property held for sale with impairment	2,841	Appraisal of collateral or real estate listing price	Appraisal adjustments	-9.0% to -76.7% (-51.8)%

	As of December 31, 2023			
	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans evaluated individually, net of related allowance	$ 1,000	Appraisal of collateral	Appraisal adjustments	-41.2% to -100.0% (-47.2)%
Bank property held for sale with impairment	4,286	Appraisal of collateral or real estate listing price	Appraisal adjustments	-6.2% to -64.9% (-38.4)%

Financial Assets and Financial Liabilities That Are Not Carried at Fair Value

Fair values of financial instruments that are not carried at fair value on Busey's Consolidated Balance Sheets were estimated as follows, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value *(dollars in thousands)*:

	As of December 31, 2024		As of December 31, 2023	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Level 1 inputs:				
Cash and cash equivalents	$ 697,659	$ 697,659	$ 719,581	$ 719,581
Level 2 inputs:				
Debt securities held to maturity	826,630	675,053	872,628	730,397
Loans held for sale	3,657	3,726	2,379	2,401
Restricted bank stock	49,930	49,930	6,000	6,000
Accrued interest receivable	45,141	45,141	45,288	45,288
Level 3 inputs:				
Portfolio loans, net	7,613,683	7,426,158	7,559,294	7,276,905
Mortgage servicing rights	1,304	5,627	3,289	18,079
Other servicing rights	1,482	1,591	1,597	2,062
Financial liabilities				
Level 2 inputs:				
Time deposits	$ 1,490,635	$ 1,481,591	$ 1,819,274	$ 1,804,905
Securities sold under agreements to repurchase	155,610	155,610	187,396	187,396
Short-term borrowings	—	—	12,000	12,034
Long-term debt	—	—	18,000	18,020
Junior subordinated debt owed to unconsolidated trusts	74,815	67,314	71,993	57,153
Accrued interest payable	21,129	21,129	28,418	28,418
Level 3 inputs:				
Subordinated notes, net of unamortized issuance costs	227,723	219,043	222,882	200,000

NOTE 21. EARNINGS PER COMMON SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding, which include DSUs that are vested but not delivered. Diluted earnings per common share is computed using the treasury stock method and reflects the potential dilution that could occur if Busey's outstanding stock options and warrants were exercised, stock units were vested, and ESPP shares were issued.

Earnings per common share have been computed as follows *(dollars in thousands, except per share amounts)*:

	Years Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 113,691	$ 122,565	$ 128,311
Weighted average number of common shares outstanding, basic	56,610,032	55,432,322	55,387,073
Dilutive effect of common stock equivalents:			
Options	753	—	1,632
Warrants	—	324	1,753
RSU awards	662,341	647,217	665,998
PSU awards	243,166	151,190	58,206
DSU awards	19,956	18,154	15,532
ESPP	6,753	6,941	6,970
Weighted average number of common shares outstanding, diluted	57,543,001	56,256,148	56,137,164
Basic earnings per common share	$ 2.01	$ 2.21	$ 2.32
Diluted earnings per common share	1.98	2.18	2.29

Average shares that were excluded from the computation of diluted earnings per common share because their effect would have been anti-dilutive are summarized in the table below for the periods presented:

	Years Ended December 31,		
	2024	**2023**	**2022**
Anti-dilutive common stock equivalents			
Options	9,588	21,981	7,792
RSU awards	3,216	39,445	38,912
PSU awards	140,937	106,955	189,000
Total anti-dilutive common stock equivalents	153,741	168,381	235,704

NOTE 22. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes changes AOCI by component, net of tax *(dollars in thousands)*:

	Unrealized Gains (Losses) on Debt Securities Available For Sale	Unrecognized Gains (Losses) on Debt Securities Held to Maturity	Unrealized Gains (Losses) on Cash Flow Hedges	Total
Balance, December 31, 2021	$ (23,073)	$ —	$ (685)	$ (23,758)
Unrealized holding gains (losses), net	(199,302)	—	(20,717)	(220,019)
Unrecognized losses on debt securities transferred to held to maturity from available for sale	—	(34,644)	—	(34,644)
Amounts reclassified from AOCI, net	(19)	—	417	398
Amortization of unrecognized losses on securities transferred to held to maturity	—	4,745	—	4,745
Balance, December 31, 2022	(222,394)	(29,899)	(20,985)	(273,278)
Unrealized holding gains (losses), net	41,824	—	(1,835)	39,989
Unrecognized losses on debt securities transferred to held to maturity from available for sale	—	—	—	—
Amounts reclassified from AOCI, net	3,934	—	6,126	10,060
Amortization of unrecognized losses on securities transferred to held to maturity	—	4,426	—	4,426
Balance, December 31, 2023	(176,636)	(25,473)	(16,694)	(218,803)
Unrealized holding gains (losses), net	6,509	—	(10,790)	(4,281)
Unrecognized losses on debt securities transferred to held to maturity from available for sale	—	—	—	—
Amounts reclassified from AOCI, net	4,447	—	7,679	12,126
Amortization of unrecognized losses on securities transferred to held to maturity	—	3,919	—	3,919
Balance, December 31, 2024	$ (165,680)	$ (21,554)	$ (19,805)	$ (207,039)

NOTE 23. OPERATING SEGMENTS AND RELATED INFORMATION

Busey's reportable segments are determined by its chief executive officer, Van A. Dukeman, who is the designated chief operating decision maker. Busey is organized into three reportable operating segments: Banking, Wealth Management, and FirsTech. These operating segments are strategic business units that are separately managed, as they offer different products and services and have different marketing strategies.

To evaluate segment performance and make informed decisions regarding the allocation of capital and personnel to the segments, the chief operating decision maker reviews each segment's actual revenues, consisting of net interest income plus noninterest income, and net income against budgeted revenues and net income on a monthly basis. This process enables the Company to (1) determine the cost and availability of funds within each business segment, (2) assess the profitability of a specific business segment by aligning relevant costs with revenues, and (3) evaluate each business segment in a way that reflects its economic impact on consolidated earnings.

Banking

The Banking operating segment provides a full range of banking services to individual and corporate customers through First Busey Corporation's wholly-owned bank subsidiary, Busey Bank, with 62 banking centers in Illinois; the St. Louis, Missouri, metropolitan area; southwest Florida; and Indianapolis, Indiana.

Banking services offered to individual customers include customary types of demand and savings deposits, money transfers, safe deposit services, individual retirement accounts and other fiduciary services, automated teller machines, and technology-based networks, as well as a variety of loan products including residential real estate, home equity lines of credit, and consumer loans. Banking services offered to corporate customers include commercial, CRE, real estate construction, and agricultural loans, as well as commercial depository services such as cash management.

Wealth Management

The Wealth Management operating segment provides a full range of asset management, investment, brokerage, fiduciary, philanthropic advisory, tax preparation, and farm management services to individuals, businesses, and foundations. Services are provided through Busey Capital Management, Inc., a wholly-owned subsidiary of Busey Bank, and Busey Wealth Management, a division of Busey Bank.

Wealth management services tailored to individuals include trust and estate advisory services and financial planning. Business services include business succession planning and employee retirement plan services. Services for foundations include investment strategy consulting and fiduciary services.

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FirsTech

The FirsTech operating segment provides comprehensive and innovative payment technology solutions through Busey Bank's wholly-owned subsidiary, FirsTech. FirsTech's multi-channel payment platform allows businesses to collect payments from their customers in a variety of ways to enable fast, frictionless payments. Payment method vehicles include, but are not limited to, text-based mobile bill pay; interactive voice response; electronic payment concentration delivered to Automated Clearing House networks, money management, and credit card networks; walk-in payment processing for customers at retail pay agents; customer service payments made over a telephone; direct debit services; merchant services referral solutions serving partner Financial Institutions and their business customers; and lockbox remittance processing for customers to make payments by mail. FirsTech also provides additional tools to help clients with billing, reconciliation, bill reminders, and treasury services.

FirsTech's client base represents a diverse set of industries, with a higher concentration in highly regulated industries, such as financial institutions, utility, insurance, and telecommunications industries.

Segment Financial Information

The accounting policies of Busey's operating segments are the same as those described in the summary of significant accounting policies in "*Note 1. Significant Accounting Policies*." Busey accounts for intersegment revenue and transfers at current market prices.

Goodwill and total assets are detailed below by operating segment. The "other" category included in the tables below consists of the parent company, First Busey Risk Management until its dissolution on December 18, 2023, and the elimination of intercompany transactions *(dollars in thousands)*:

	As of December 31, 2024				
	Banking	Wealth Management	FirsTech	Other	Total
Goodwill	$ 310,595	$ 14,108	$ 8,992	$ —	$ 333,695
Total assets	11,856,651	126,180	57,737	6,154	12,046,722

	As of December 31, 2023				
	Banking	Wealth Management	FirsTech	Other	Total
Goodwill	$ 294,773	$ 14,108	$ 8,992	$ —	$ 317,873
Total assets	12,125,298	103,147	51,600	3,370	12,283,415

Financial results by operating segment, including significant expense categories provided to the chief operating decision maker, are detailed below *(dollars in thousands)*:


FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


	Year Ended December 31, 2024				
	Banking	Wealth Management	FirsTech	Other	Total
Interest income	$ 523,648	$ —	$ —	$ 33	$ 523,681
Intersegment interest income	324	—	48	(372)	—
Interest expense	183,126	—	—	17,944	201,070
Intersegment interest expense	2,664	—	—	(2,664)	—
Net interest income	338,182	—	48	(15,619)	322,611
Provision for credit losses	8,590	—	—	—	8,590
Net interest income after provision for credit losses	329,592	—	48	(15,619)	314,021
Noninterest income					
Wealth management fees	—	63,630	—	—	63,630
Fees for customer services	30,933	—	—	—	30,933
Payment technology solutions	—	—	21,983	—	21,983
All other noninterest income	20,871	1,323	—	942	23,136
Intersegment noninterest income	1,402	—	1,071	(2,473)	—
Noninterest income	53,206	64,953	23,054	(1,531)	139,682
Revenue	391,388	64,953	23,102	(17,150)	462,293
Noninterest expense					
Salaries, wages, and employee benefits	117,730	26,631	10,130	21,128	175,619
Data processing	20,631	2,263	3,692	538	27,124
Amortization of intangible assets	8,916	1,141	—	—	10,057
Interchange expense	—	—	6,001	—	6,001
All other noninterest expense	66,433	2,836	2,736	9,593	81,598
Intersegment noninterest expense	11,457	3,096	1,443	(15,996)	—
Noninterest expense	225,167	35,967	24,002	15,263	300,399
Income (loss) before income taxes	157,631	28,986	(900)	(32,413)	153,304
Income taxes	40,365	6,956	(230)	(7,478)	39,613
Net income	$ 117,266	$ 22,030	$ (670)	$ (24,935)	$ 113,691

	Banking	Wealth Management	FirsTech	Other	Total
		Year Ended December 31, 2023			
Interest income	$ 480,438	$ —	$ —	$ 105	$ 480,543
Intersegment interest income	—	—	54	(54)	—
Interest expense	140,917	—	—	19,005	159,922
Intersegment interest expense	3,006	—	—	(3,006)	—
Net interest income	336,515	—	54	(15,948)	320,621
Provision for credit losses	2,399	—	—	—	2,399
Net interest income after provision for credit losses	334,116	—	54	(15,948)	318,222
Noninterest income					
Wealth management fees	—	57,309	—	—	57,309
Fees for customer services	29,044	—	—	—	29,044
Payment technology solutions	—	—	21,192	—	21,192
All other noninterest income	15,337	514	—	(2,182)	13,669
Intersegment noninterest income	1,149	—	1,554	(2,703)	—
Noninterest income	45,530	57,823	22,746	(4,885)	121,214
Revenue	382,045	57,823	22,800	(20,833)	441,835
Noninterest expense					
Salaries, wages, and employee benefits	111,834	24,474	8,522	17,767	162,597
Data processing	18,217	1,937	3,013	541	23,708
Amortization of intangible assets	8,963	1,469	—	—	10,432
Interchange expense	—	—	6,864	—	6,864
All other noninterest expense	71,259	2,503	2,154	6,015	81,931
Intersegment noninterest expense	13,178	2,698	1,100	(16,976)	—
Noninterest expense	223,451	33,081	21,653	7,347	285,532
Income (loss) before income taxes	156,195	24,742	1,147	(28,180)	153,904
Income taxes	32,342	5,938	317	(7,258)	31,339
Net income	$ 123,853	$ 18,804	$ 830	$ (20,922)	$ 122,565

		Wealth Management	FirsTech	Other	Total
	Banking				
		Year Ended December 31, 2022			
Interest income	$ 360,126	$ —	$ —	$ 50	$ 360,176
Intersegment interest income	—	—	65	(65)	—
Interest expense	18,694		—	17,854	36,548
Intersegment interest expense	1,159	—	—	(1,159)	—
Net interest income	340,273	—	65	(16,710)	323,628
Provision for credit losses	4,623	—	—	—	4,623
Net interest income after provision for credit losses	335,650	—	65	(16,710)	319,005
Noninterest income					
Wealth management fees	—	55,378	—	—	55,378
Fees for customer services	33,111	—	—	—	33,111
Payment technology solutions	—	—	20,067	—	20,067
All other noninterest income	19,890	16	(3)	(1,846)	18,057
Intersegment noninterest income	962	—	1,656	(2,618)	—
Noninterest income	53,963	55,394	21,720	(4,464)	126,613
Revenue	394,236	55,394	21,785	(21,174)	450,241
Noninterest expense					
Salaries, wages, and employee benefits	107,159	22,993	7,899	20,965	159,016
Data processing	16,420	1,962	2,721	545	21,648
Amortization of intangible assets	9,831	1,797	—	—	11,628
Interchange expense	—	—	6,298	—	6,298
All other noninterest expense	73,544	2,593	2,415	6,739	85,291
Intersegment noninterest expense	15,042	2,200	1,286	(18,528)	—
Noninterest expense	221,996	31,545	20,619	9,721	283,881
Income (loss) before income taxes	167,617	23,849	1,166	(30,895)	161,737
Income taxes	36,021	5,306	319	(8,220)	33,426
Net income	$ 131,596	$ 18,543	$ 847	$ (22,675)	$ 128,311

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24. PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed financial data for First Busey Corporation is presented below.

CONDENSED BALANCE SHEETS
(dollars in thousands)

	As of December 31,	
	2024	**2023**
Assets		
Cash and cash equivalents	$ 73,484	$ 100,098
Debt securities	—	987
Equity securities	10,295	9,364
Investments in subsidiaries:		
Bank	1,584,264	1,478,118
Premises and equipment, net	11	7
Other assets	29,859	20,100
Total assets	$ 1,697,913	$ 1,608,674
Liabilities and stockholders' equity		
Liabilities:		
Short-term borrowings	$ —	$ 12,000
Long-term debt	—	18,000
Subordinated notes, net of unamortized issuance costs	227,723	222,882
Junior subordinated debentures owed to unconsolidated trusts	74,815	71,993
Other liabilities	12,106	11,818
Total liabilities	314,644	336,693
Total stockholders' equity	1,383,269	1,271,981
Total liabilities and stockholders' equity	$ 1,697,913	$ 1,608,674

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF INCOME
(dollars in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Operating income			
Dividends from subsidiaries:			
Bank	$ 100,000	$ 90,000	$ 95,000
Non-bank	—	900	1,630
Income from dissolution of non-bank subsidiary	—	733	—
Interest income	2,325	2,956	1,094
Gains (losses) recognized on equity securities, net	931	(2,171)	(2,159)
Other income	14,641	14,130	15,195
Total operating income	117,897	106,548	110,760
Expense			
Salaries, wages, and employee benefits	21,129	17,766	20,964
Interest expense	17,944	19,005	17,854
Operating expense	11,238	8,009	7,294
Total expense	50,311	44,780	46,112
Income (loss) before income tax benefit and equity in undistributed (in excess of) net income of subsidiaries	67,586	61,768	64,648
Income tax benefit	7,480	7,310	8,286
Income (loss) before equity in undistributed (in excess of) net income of subsidiaries	75,066	69,078	72,934
Equity in undistributed (in excess of) net income of subsidiaries			
Bank	38,625	53,487	55,986
Non-bank	—	—	(609)
Net income	$ 113,691	$ 122,565	$ 128,311

CONDENSED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flows provided by (used in) operating activities			
Net income	$ 113,691	$ 122,565	$ 128,311
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,163	1,038	1,423
Distributions more (less) than net income of subsidiaries	(38,625)	(53,487)	(55,377)
(Gains) losses recognized on equity securities, net	(931)	2,171	2,159
Stock-based compensation	7,726	6,595	8,968
(Increase) decrease in other assets	(8,848)	6,253	(17,754)
Increase (decrease) in other liabilities	365	(7,687)	21,233
Net cash provided by (used in) operating activities	74,541	77,448	88,963
Cash flows provided by (used in) investing activities			
Sales (purchases) of equity securities, net	995	—	598
Net cash paid for acquisitions	(14,623)	—	—
Purchases of premises and equipment	(9)	—	(9)
Repayments of investments in subsidiaries	—	1,480	—
Net cash provided by (used in) investing activities	(13,637)	1,480	589
Cash flows provided by (used in) financing activities			
Cash paid for withholding taxes on stock-based payments	(1,755)	(1,093)	(1,276)
Cash dividends paid	(54,169)	(53,076)	(50,863)
Repayments of borrowings	(31,450)	(12,000)	(112,000)
Proceeds from issuance of debt	—	—	98,094
Proceeds from the exercise of stock options and warrants	(3)	9	—
Purchase of treasury stock	—	(4,482)	(9,912)
Common stock issuance costs	(141)	—	—
Net cash provided (used in) by financing activities	(87,518)	(70,642)	(75,957)
Net increase (decrease) in cash and cash equivalents	(26,614)	8,286	13,595
Cash and cash equivalents, beginning of period	100,098	91,812	78,217
Cash and cash equivalents, ending of period	$ 73,484	$ 100,098	$ 91,812

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

An evaluation of Busey's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, was carried out as of December 31, 2024, under the supervision and with the participation of its Chief Executive Officer, Chief Financial Officer, and several other members of senior management. Based on this evaluation, Busey's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, Busey's disclosure controls and procedures were effective in ensuring that the information Busey is required to disclose in the reports Busey files or submits under the Exchange Act was (1) accumulated and communicated to Busey's management (including the Chief Executive Officer and Chief Financial Officer) to allow timely decisions regarding required disclosure, and (2) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended December 31, 2024, no change occurred in Busey's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Busey's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Busey's management is responsible for establishing and maintaining adequate internal control over financial reporting. Busey's internal control over financial reporting is a process designed under the supervision of Busey's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Busey's Consolidated Financial Statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2024, management assessed the effectiveness of Busey's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control—Integrated Framework," issued by the COSO in 2013. Based on this assessment, management determined that Busey maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

RSM US LLP, an independent registered public accounting firm that audited Busey's Consolidated Financial Statements included in this Annual Report, has issued an audit opinion on the effectiveness of Busey's internal control over financial reporting as of December 31, 2024. The report, which expresses an unqualified opinion on the effectiveness of Busey's internal control over financial reporting as of December 31, 2024, is included in this Item under the heading *"Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting."*

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of First Busey Corporation and Subsidiaries

Opinion on the Internal Control Over Financial Reporting
We have audited First Busey Corporation and Subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and our report dated February 27, 2025 expressed an unqualified opinion.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Champaign, Illinois
February 27, 2025

ITEM 9B. OTHER INFORMATION

During the fiscal quarter ended December 31, 2024, none of Busey's directors or executive officers adopted or terminated any contract, instruction, or written plan for the purchase or sale of Busey securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

EXECUTIVE OFFICERS

The business experience of each of Busey's executive officers for at least the past five years is set forth below.

Van A. Dukeman. Mr. Dukeman, age 66, has been serving as a Director and Chief Executive Officer of First Busey Corporation since August 2007, as Chairman the Board of Directors of First Busey Corporation since July 2020, and as President and Chief Executive Officer of Busey Bank since October 2023. Prior to August 2007, Mr. Dukeman served as a Director, Chief Executive Officer, and President of Main Street Trust, Inc. from May 1998 until its merger with Busey.

Scott A. Phillips. Mr. Phillips, age 46, has been serving as Interim Chief Financial Officer, Executive Vice President and Chief Accounting Officer of First Busey Corporation since February 2025. Mr. Phillips has served as Busey's Principal Accounting Officer since March 2023 and previously served as Busey's Corporate Controller from January 2019 to February 2025. Prior to that, Mr. Phillips was in the banking industry for nine years at BB&T Corporation (now Truist Financial) and Florida Community Bank after beginning his career at a Big 4 public accounting firm serving clients primarily in the financial services industry.

Monica L. Bowe. Ms. Bowe, age 51, has been serving as Chief Risk Officer of First Busey Corporation since January 2020. Prior to that, she served as Senior Director of Operational Risk Program Management at KeyBank, a subsidiary of KeyCorp headquartered in Cleveland, Ohio, since 2015.

John J. Powers. Mr. Powers, age 69, has been serving as General Counsel of First Busey Corporation since December 2011. Prior to that, he was a stockholder of Meyer Capel, P.C., a law firm based in Champaign, Illinois, since 1998.

Amy L. Randolph. Mrs. Randolph, age 50, was appointed Chief Operating Officer of First Busey Corporation in October 2023. Prior to that appointment, she served as Chief of Staff from April 2017 to October 2023, Executive Vice President and Chief Brand Officer from March 2014 to April 2017, and Senior Vice President of Growth Strategies from February 2008 to March 2014.

DIRECTORS OF THE REGISTRANT AND CORPORATE GOVERNANCE

Information required by this Item is incorporated herein by reference to Busey's Proxy Statement for its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of Busey's fiscal year end under the captions *Proposal 1: Election of Directors," "Corporate Governance and Board of Directors Matters,"* and *"Delinquent Section 16(a) Reports."*

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to Busey's Proxy Statement for its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of Busey's fiscal year-end under the captions *"Director Compensation," "Compensation Discussion and Analysis," "Executive Management Compensation and Succession Committee Report," "Compensation of Named Executive Officers," "CEO Pay Ratio,"* and *"Executive Management Compensation and Succession Committee Interlocks and Insider Participation."*

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

STOCK INCENTIVE PLANS

The following table discloses the number of outstanding options, warrants, and rights granted by Busey to participants in its equity compensation plans, as well as the number of securities remaining available for future issuance under these plans, as of December 31, 2024. The table provides this information separately for equity compensation plans that have and have not been approved by security holders. Additional information regarding stock incentive plans is presented in *"Note 16. Stock-based Compensation"* in the Notes to the Consolidated Financial Statements included pursuant to Item 8.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[3]
Equity compensation plans			
Approved by stockholders[4]	1,818,887	$ 23.53	1,719,850
Not approved by stockholders	—	—	—
Total as of December 31, 2024	1,818,887	$ 23.53	1,719,850

1. Includes 1,066,772 shares issuable upon the vesting and settlement of outstanding RSU awards, 515,175 shares issuable upon the vesting and settlement of outstanding PSU awards, 221,834 shares issuable upon the vesting and settlement of outstanding DSU awards, and 15,106 shares issuable upon the exercise of outstanding stock option awards. The stock option awards were assumed in connection with the acquisition of First Community.
2. The weighted average exercise price only relates to stock options and does not relate to RSU, PSU, DSU awards, each of which does not have an exercise price, or awards under the ESPP.
3. Shares remain available for future issuance under the 2020 Equity Plan and the ESPP in the amounts of 1,326,314 and 393,536, respectively. All of the shares that remain available for future issuance under the ESPP are eligible to be purchased during the current offering period.
4. Includes the 2020 Equity Plan, the 2010 Equity Incentive Plan, as amended, the First Community 2016 Equity Incentive Plan, and the ESPP.

Other information required by Item 12 is incorporated herein by reference to Busey's Proxy Statement for its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of Busey's fiscal year-end under the caption *"Stock Ownership of Certain Beneficial Owners and Management."*

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to Busey's Proxy Statement for its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of Busey's fiscal year-end under the captions *"Corporate Governance and Board of Directors Matters"* and *"Certain Relationships and Related-Person Transactions."*

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to Busey's Proxy Statement for its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of Busey's fiscal year-end under the caption "*Audit and Related Fees.*"

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

EXHIBITS

A list of exhibits to this Annual Report is set forth on the Exhibit Index beginning on page 184, and is incorporated into this Annual Report by reference.

Stockholders may obtain a copy of any of the exhibits by writing to First Busey Corporation, Corporate Secretary, at 100 W. University Avenue, Champaign, Illinois 61820, or by visiting the SEC's EDGAR database at *sec.gov*. Busey's SEC file number is 0-15950.

FINANCIAL STATEMENT SCHEDULES

Busey's Consolidated Financial Statements are included as part of this Annual Report in *"Part II, Item 8. Financial Statements and Supplementary Data,"* as follows:

Report of Independent Registered Public Accounting Firm (PCAOB ID 49)	89
Consolidated Balance Sheets	91
Consolidated Statements of Income	92
Consolidated Statements of Comprehensive Income (Loss)	93
Consolidated Statements of Stockholders' Equity	94
Consolidated Statements of Cash Flows	95
Notes to Consolidated Financial Statements	97

Reports on Internal Control Over Financial Reporting are included as part of this Annual Report in *"Part II, Item 9A. Controls and Procedures,"* as follows:

Management's Report on Internal Control Over Financial Reporting	177
Report of Independent Registered Public Accounting Firm (PCAOB ID 49)	178

ITEM 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Filing Entity[1] (File No.)	Incorporated herein by reference			Filed Herewith
			Form	Exhibit	Filing Date	
2.1*	Agreement and Plan of Merger, dated August 26, 2024, by and among First Busey Corporation and CrossFirst Bankshares, Inc.	BUSE (000-15950)	8-K	2.1	08/27/2024	
3.1	Amended and Restated Articles of Incorporation of First Busey Corporation, together with: (1) the Certificate of Amendment to Articles of Incorporation, dated July 31, 2007; (2) the Certificate of Amendment to Articles of Incorporation, dated December 3, 2009; (3) the Certificate of Amendment to Articles of Incorporation, dated May 21, 2010; and (4) the Certificate of Change Pursuant to Nevada Revised Statutes Section 78.209, dated September 8, 2015	BUSE (000-15950)	10-Q	3.1	11/06/2015	
3.2	Certificate of Amendment to Articles of Incorporation, dated May 22, 2020	BUSE (333-238782)	S-8	4.2	05/29/2020	
3.3	Second Amended and Restated By-Laws of First Busey Corporation	BUSE (000-15950)	8-K	3.1	12/07/2023	
4.1	Certain instruments defining the rights of holders of long-term debt of Busey, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of First Busey Corporation and its subsidiaries on a consolidated basis, have not been filed as exhibits. Busey hereby agrees to furnish a copy of any of these agreements to the SEC upon request.					
4.2	Description of the Company's securities					X
10.1†	Employment Agreement by and between Main Street Trust, Inc., and Van A. Dukeman, dated December 26, 2001	MSTI (000-30031)	10-K	10.2	03/29/2002	

Exhibit Number	Description of Exhibit	Filing Entity[1] (File No.)	Incorporated herein by reference			Filed Herewith
			Form	Exhibit	Filing Date	
10.2†	Letter Agreement between Main Street Trust, Inc., and Van A. Dukeman, dated September 20, 2006	MSTI (000-30031)	8-K	99.2	09/21/2006	
10.3†	Van A. Dukeman Addendum to Employment Agreement	BUSE (000-15950)	10-Q	10.1	05/13/2010	
10.4†	Van A. Dukeman First Amendment to Employment Agreement, dated December 31, 2008	BUSE (000-15950)	10-Q	10.1	05/08/2012	
10.5†	First Busey Corporation 2010 Equity Incentive Plan, as amended	BUSE (000-15950)	DEF 14A	Appendix C	04/17/2015	
10.6†	First Community Financial Partners, Inc. 2016 Equity Incentive Plan	FCFP (333-211811)	S-8	4.4	06/03/2016	
10.7†	First Amendment of the First Community Financial Partners, Inc. 2016 Equity Incentive Plan	BUSE (000-15950)	10-K	10.38	02/28/2018	
10.8†	Form of Incentive Stock Option Award Agreement under the First Community Financial Partners, Inc. 2016 Equity Incentive Plan	FCFP (333-211811)	S-8	4.8	06/03/2016	
10.9†	Form of Director Deferred Stock Unit Award Agreement under the First Busey Corporation 2010 Equity Incentive Plan, as amended	BUSE (000-15950)	10-Q	10.1	08/07/2018	
10.10†	Jeffrey D. Jones Employment Agreement, dated July 26, 2019	BUSE (000-15950)	8-K	10.1	07/26/2019	
10.11†	Amy L. Randolph Employment Agreement, dated December 5, 2019	BUSE (000-15950)	8-K	10.2	12/10/2019	
10.12†	John J. Powers Employment Agreement, dated December 5, 2019	BUSE (000-15950)	8-K	10.3	12/10/2019	

Exhibit Number	Description of Exhibit	Incorporated herein by reference				Filed Herewith
		Filing Entity¹ (File No.)	Form	Exhibit	Filing Date	
10.13†	Jeffrey D. Jones Amendment to Employment Agreement, dated December 5, 2019	BUSE (000-15950)	8-K	10.4	12/10/2019	
10.14†	First Busey Corporation Amended 2020 Equity Incentive Plan	BUSE (000-15950)	DEF 14A	Appendix A	04/14/2023	
10.15†	Form of Restricted Stock Unit Award Agreement under the First Busey Corporation 2020 Equity Incentive Plan	BUSE (000-15950)	S-8	4.5	05/29/2020	
10.16†	Form of Performance-Based Restricted Stock Unit Award Agreement under the First Busey Corporation 2020 Equity Incentive Plan	BUSE (000-15950)	8-K	10.1	07/09/2020	
10.17†	Form of Director Deferred Stock Unit Award Agreement under the First Busey Corporation 2020 Equity Incentive Plan	BUSE (000-15950)	10-Q	10.1	08/06/2020	
10.18†	First Busey Corporation 2021 Employee Stock Purchase Plan	BUSE (0-15950)	DEF 14A	Appendix A	04/08/2021	
10.19	Second Amended and Restated Credit Agreement, dated as of May 28, 2021, by and between First Busey Corporation and U.S. Bank National Association	BUSE (000-15950)	8-K	10.34	06/02/2021	
10.20†	First Busey Profit Sharing Plan and Trust (as amended and restated January 1, 2022)	BUSE (000-15950)	10-K	10.30	02/23/2023	
10.21†	Letter Agreement, dated August 26, 2024, by and between First Busey Corporation and Van A. Dukeman	BUSE (000-15950)	8-K	2.1	08/27/2024	
10.22†	Separation Agreement between First Busey Corporation and Jeffrey D. Jones, dated February 18, 2025	BUSE (000-15950)	8-K	10.1	02/21/2025	

Exhibit Number	Description of Exhibit	Incorporated herein by reference				Filed Herewith
		Filing Entity[1] (File No.)	Form	Exhibit	Filing Date	
10.23†	Amendment to the First Busey Corporation Profit Sharing Plan and Trust, effective September 27, 2024					X
10.24†	First Busey Corporation 2021 Employee Stock Purchase Plan First Amendment					X
19.1	First Busey Corporation Insider Trading Policy					X
21.1	List of Subsidiaries of First Busey Corporation					X
23.1	Consent of Independent Registered Public Accounting Firm, RSM US LLP					X
31.1	Certification of Principal Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a)					X
31.2	Certification of Principal Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a)					X
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from First Busey's Chief Executive Officer					X
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from First Busey's Chief Financial Officer					X
97.1	First Busey Corporation Clawback Policy	BUSE (000-15950)	10-K	97.1	02/23/2024	
99.1	Letter Agreement, dated August 26, 2024, by and between First Busey Corporation and Michael J. Maddox	BUSE (000-15950)	8-K	2.1	08/27/2024	

| Exhibit Number | Description of Exhibit | Filing Entity[1] (File No.) | Incorporated herein by reference | | | Filed Herewith |
			Form	Exhibit	Filing Date	
101.INS	iXBRL Instance Document					
101.SCH	iXBRL Taxonomy Extension Schema					
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase					
101.LAB	iXBRL Taxonomy Extension Label Linkbase					
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase					
101.DEF	iXBRL Taxonomy Extension Definition Linkbase					
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101)					

1. BUSE is First Busey Corporation. MSTI is Main Street Trust, Inc. FCFP is First Community Financial Partners, Inc.
*   Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.
†   Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of February 27, 2025.

FIRST BUSEY CORPORATION

(Registrant)

BY   /s/ VAN A. DUKEMAN

Van A. Dukeman

Chairman and Chief Executive Officer

(Principal Executive Officer)

BY   /s/ SCOTT A. PHILLIPS

Scott A. Phillips

Interim Chief Financial Officer, Executive Vice President and Chief Accounting Officer

(Principal Financial Officer, Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, as of February 27, 2025.

Signature	Title
/s/ VAN A. DUKEMAN Van A. Dukeman	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ SCOTT A. PHILLIPS Scott A. Phillips	Interim Chief Financial Officer, Executive Vice President and Chief Accounting Officer (Principal Financial Officer, Principal Accounting Officer)
/s/ GREGORY B. LYKINS Gregory B. Lykins	Vice-Chairman
/s/ SAMUEL P. BANKS Samuel P. Banks	Director
/s/ GEORGE BARR George Barr	Director
/s/ STANLEY J. BRADSHAW Stanley J. Bradshaw	Director
/s/ MICHAEL D. CASSENS Michael D. Cassens	Director
/s/ KAREN M. JENSEN Karen M. Jensen	Director
/s/ FREDERIC L. KENNEY Frederic L. Kenney	Director
/s/ STEPHEN V. KING Stephen V. King	Director
/s/ CASSANDRA R. SANFORD Cassandra R. Sanford	Director

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FIRST BUSEY CORPORATION

11440 Tomahawk Creek Parkway, Leawood, KS, 66211

NASDAQ: BUSE

Busey's Financial Suite of Services







busey.com